
05001491

Agilent Technologies, Inc.

Notice of 2005 Annual Meeting and Proxy Statement

2004 Annual Report to Stockholders

2004 Annual Report Consolidated Financial Statements


RECD S.E.C.
JAN 13 2005
1086

Agilent Technologies

Proxy

Notice of 2005 Annual Meeting and Proxy Statement

2004 Annual Report to Stockholders

2004 Annual Report Consolidated Financial Statements



Agilent Technologies

Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, California 94306

Edward W. Barnholt
Chairman of the Board, President and
Chief Executive Officer

January 13, 2005

To our Stockholders:

I am pleased to invite you to attend the annual meeting of stockholders of Agilent Technologies, Inc. ("Agilent") to be held on Tuesday, March 1, 2005, at 10 a.m. at the South San Francisco Conference Center located at 255 South Airport Boulevard, South San Francisco, California (U.S.A.). Details regarding admission to the annual meeting and the business to be conducted are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

As in prior years, in order to reduce the cost of these materials, we have combined our Notice of Annual Meeting, Proxy Statement, Annual Report and Annual Report Financial Statements into a single document. Also enclosed in this package is a proxy card for you to record your vote and a return envelope for your proxy card.

If you are unable to attend the annual meeting in person, you may participate through the web or by telephone. To participate in the live webcast, log on at http://investor.agilent.com/calendar.cfm and select the link for the webcast in the "Events and Presentations" section of the site. To listen by telephone, please call (800) 946-0713 (international callers should dial (719) 457-2642). The webcast will begin at 10 a.m. and will remain on the company website for 1 year. You cannot record your vote on this website or at this phone number.

Your vote is important. Whether or not you plan to attend the annual meeting, I hope that you will vote as soon as possible. You may vote on the Internet, by telephone or by completing and mailing the enclosed proxy card. Voting over the Internet, by phone or by written proxy will ensure your representation at the annual meeting, if you do not attend in person. Please review the instructions on the proxy card regarding each of these voting options.

Thank you for your ongoing support of, and continued interest in, Agilent.

Sincerely,

Edward W. Barnholt

Admission to the annual meeting will be limited to stockholders. Please note that an admission ticket and picture identification will be required to enter the annual meeting. Each stockholder will be entitled to bring a guest to the annual meeting. For stockholders of record, an admission ticket is printed on the back cover of these proxy materials. An individual arriving without an admission ticket will not be admitted unless it can be verified that the individual is an Agilent stockholder. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the annual meeting. Agilent reserves the right to inspect any persons or items prior to their admission to the annual meeting.

Proxy

2005 ANNUAL MEETING OF STOCKHOLDERS
NOTICE OF ANNUAL MEETING AND PROXY STATEMENT
TABLE OF CONTENTS

AGILENT TECHNOLOGIES, INC.

395 Page Mill Road
Palo Alto, California 94306
(650) 752-5000


SEC MAIL PROCESSING
RECEIVED
JAN 13 2005
WASH. D.C. 179 SECTION

Proxy

Notice of Annual Meeting of Stockholders

TIME	10:00 a.m. on Tuesday, March 1, 2005
PLACE	South San Francisco Conference Center South San Francisco, California (U.S.A.)
ITEMS OF BUSINESS	(1) To elect directors to a 3-year term. (2) To ratify the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm. (3) To approve the Amended and Restated Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees. (4) To consider such other business as may properly come before the annual meeting.
RECORD DATE	You are entitled to vote at the annual meeting and at any adjournments or postponements thereof if you were a stockholder at the close of business on Monday, January 3, 2005.
ANNUAL MEETING ADMISSION	Two cut-out admission tickets are printed on the back cover of these proxy materials. Please contact Agilent's Investor Relations Department at our headquarters if you need additional tickets. The annual meeting will begin promptly at 10 a.m. In order to avoid any disruption for those in attendance, latecomers will not be seated.
VOTING BY PROXY	Please submit your proxy card as soon as possible so that your shares can be voted at the annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on your enclosed proxy card.

By Order of the Board,

D. Craig Nordlund

D. CRAIG NORDLUND
Senior Vice President, General Counsel and Secretary

This proxy statement and the accompanying proxy card are being distributed on or about January 13, 2005.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: ***Why am I receiving these materials?***

A: Agilent's Board of Directors (the "Board") is providing these proxy materials for you in connection with Agilent's annual meeting of stockholders, which will take place on March 1, 2005. Stockholders are invited to attend the annual meeting and are requested to vote on the proposals described in this proxy statement.

Q: ***What information is contained in these materials?***

A: The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of directors and our most highly paid officers and certain other required information. Agilent's 2004 Annual Report, audited financial statements, proxy card and return envelope are also enclosed.

Q: ***What proposals will be voted on at the annual meeting?***

A: There are three proposals scheduled to be voted on at the annual meeting:

- the election of directors for a 3-year term;
- the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm; and
- the approval of the Amended and Restated Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees.

Q: ***What is the Agilent Board's voting recommendation?***

A: Agilent's Board recommends that you vote your shares "**FOR**" each of the nominees to the Board, "**FOR**" the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm and "**FOR**" the approval of the Amended and Restated Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees.

Q: ***What shares owned by me can be voted?***

A: All shares owned by you as of the close of business on January 3, 2005 (the "Record Date") may be voted by you. You may cast one vote per share of common stock that you held on the Record Date. These shares include shares that are: (1) held directly in your name as the stockholder of record, including shares purchased through the Agilent Technologies, Inc. 1999 Stock Plan ("Stock Plan") and the Agilent Technologies, Inc. Employee Stock Purchase Plan, and (2) held for you as the beneficial owner through a stockbroker, bank or other nominee or held for your account by the Agilent Technologies, Inc. 401(k) Plan ("401(k) Plan").

Q: ***What is the difference between holding shares as a stockholder of record and as a beneficial owner?***

A: Most stockholders of Agilent hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Stockholder of Record

If your shares are registered directly in your name with Agilent's transfer agent, Computershare Investor Services, you are considered, with respect to those shares, the stockholder of record, and these proxy materials are being sent to you directly by Agilent. As the stockholder of record, you have the right to grant your voting proxy directly to Agilent or to vote in person at the annual meeting. Agilent has enclosed a proxy card for you to use. You may also vote on the Internet or by telephone, as described below under the heading "How can I vote my shares without attending the annual meeting?"

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name", and these proxy materials are being forwarded to you by your broker or nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote and are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the annual meeting. Your broker or nominee has enclosed a voting instruction card for you to use in directing your broker or nominee as to how to vote your shares. You may also vote by Internet or by telephone, as described below under "How can I vote my shares without attending the annual meeting?"

Q: ***How can I vote my shares in person at the annual meeting?***

A: Shares held directly in your name as the stockholder of record may be voted in person at the annual meeting. If you choose to vote your shares in person at the annual meeting, please bring your admission ticket and the enclosed proxy card or proof of identification. Even if you plan to attend the annual meeting, Agilent recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the annual meeting.

Shares held in street name may be voted in person by you only if you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q: ***How can I vote my shares without attending the annual meeting?***

A: Whether you hold your shares directly as the stockholder of record or beneficially in "street name", you may direct your vote without ***attending*** the annual meeting by voting (1) on the Internet, (2) on the telephone or (3) by completing and mailing your proxy card or voting instruction card in the enclosed pre-paid envelope. Please refer to the enclosed materials for more detailed instructions.

Q: ***Can I change my vote?***

A: You may change your voting instructions at any time prior to the vote at the annual meeting. You may enter a new vote by using the Internet or the telephone or by mailing a new proxy card or new voting instruction card bearing a later date (which will automatically revoke your earlier voting instructions) or by attending the annual meeting and voting in person. Your attendance at the annual meeting in person will not cause your previously granted proxy to be revoked unless you specifically so request.

Q: ***How are votes counted?***

A: In the election of directors, your vote may be cast "FOR" all of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. For the other proposals, your vote may be cast "FOR" or, "AGAINST" or you may "ABSTAIN". If you "ABSTAIN", it has the same effect as a vote "AGAINST". If you sign your proxy card or broker voting instruction card with no further instructions, your shares will be voted in accordance with the recommendations of the Board. Any undirected shares that you hold in the 401(k) Plan will be voted in proportion to the way the other 401(k) Plan stockholders vote their 401(k) Plan shares.

Q: ***What is the voting requirement to approve each of the proposals?***

A: In the election for directors, the three persons receiving the highest number of "FOR" votes will be elected. The affirmative vote of a majority of those shares present and entitled to vote is required to approve (1) the ratification of the Audit and Finance Committee's appointment of

PricewaterhouseCoopers LLP as our independent registered public accounting firm and (2) the Amended and Restated Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees. If you are a beneficial owner of Agilent shares and do *not* provide the stockholder of record with voting instructions, your beneficially owned shares may constitute broker non-votes, as described in "What is the quorum requirement for the annual meeting?" in the section entitled "Additional Questions and Information Regarding the Annual Meeting and Stockholder Proposals" located at the end of this proxy statement. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote.

Q: What does it mean if I receive more than one proxy or voting instruction card?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction cards you receive.

Q: How can I obtain an admission ticket for the annual meeting?

A: An admission ticket is printed on the back cover of these proxy materials.

Q: Where can I find the voting results of the annual meeting?

A: Agilent will announce preliminary voting results at the annual meeting and publish final results in Agilent's quarterly report on Form 10-Q for the second quarter of fiscal 2005.

BOARD STRUCTURE AND COMPENSATION

The Board is divided into three classes serving staggered three-year terms. The Board has 9 directors and the following 4 committees: (1) Audit and Finance, (2) Compensation, (3) Nominating/Corporate Governance and (4) Executive. The membership during the 2004 fiscal year and the function of each committee is described below. During the 2004 fiscal year, the Board held 8 meetings. The Audit and Finance, Nominating/Corporate Governance, Compensation and Executive Committees held 9, 1, 5 and 1 meetings, respectively. Each director attended at least 75% of the aggregate number of Board and applicable committee meetings.

Proxy

Name of Director	Audit and Finance	Compensation	Nominating	Executive
Non-Employee Directors:				
James G. Cullen(1)		X*	X	
Robert J. Herbold(2)	X		X	
Walter B. Hewlett(3)	X		X	
Robert L. Joss(4)	X		X	
Koh Boon Hwee(5)		X	X	
Heidi Kunz(6)	X*		X	
David M. Lawrence, M.D(7)		X	X*	X*
A. Barry Rand(8)		X	X	
Employee Directors:				
Edward W. Barnholt(9)				X

X = Committee member; * = Chairperson

(1) Mr. Cullen has served as a director since April 2000.
(2) Mr. Herbold has served as a director since June 2000.
(3) Mr. Hewlett has served as a director since July 1999.
(4) Mr. Joss has served as a director since July 2003.
(5) Mr. Koh has served as a director since May 2003.
(6) Ms. Kunz has served as a director since February 2000.
(7) Dr. Lawrence has served as a director since July 1999 and as the Lead Independent Director since March 2003.
(8) Mr. Rand has served as a director since November 2000.
(9) Mr. Barnholt has served as a director since May 1999 and Chairman of the Board since November 21, 2002.

Audit and Finance Committee

The Audit and Finance Committee is responsible for the oversight of the quality and integrity of Agilent's consolidated financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm, the performance of its internal audit function and independent registered public accounting firm and other significant financial matters.

In discharging its duties, the Audit and Finance Committee is expected to:

- have the sole authority to appoint, retain, compensate, oversee, evaluate and replace the independent registered public accounting firm;
- review and approve the scope of the annual internal and external audit;
- review and pre-approve the engagement of Agilent's independent registered

public accounting firm to perform audit and non-audit services and the related fees;

- meet independently with Agilent's internal auditing staff, independent registered public accounting firm and senior management;
- review the integrity of Agilent's financial reporting process and the adequacy of the company's internal controls;
- review Agilent's consolidated financial statements and disclosures and U.S. Securities & Exchange Commission ("SEC") filings;
- review funding and investment policies, implementation of funding policies and investment performance of Agilent's benefit plans;
- monitor compliance with Agilent's standards of business conduct; and
- review disclosures from Agilent's independent registered public accounting firm regarding Independence Standards Board Standard No. 1.

Compensation Committee

The Compensation Committee reviews the performance of Agilent's elected officers and other key employees and determines, approves and reports to the Board on the elements of their compensation, including total cash compensation and long-term equity based incentives. In addition, the Compensation Committee:

- approves and monitors Agilent's benefit plan offerings;
- supervises and oversees the administration of Agilent's incentive compensation, variable pay and stock programs;
- recommends to the Board the annual retainer fee as well as other compensation for non-employee directors; and
- has sole authority to retain and terminate executive compensation consultants.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee proposes a slate of directors for election by Agilent's stockholders at each annual meeting and appoints candidates to fill any vacancies on the Board. It is also responsible for approving management succession plans, determining the appropriate Board size and committee structure and developing and reviewing corporate governance principles applicable to Agilent. During fiscal year 2004, the Committee met one time. Each of the members of the Committee meets the definition of "independence" set forth in the NYSE's corporate governance listing standards.

The Nominating/Corporate Governance Committee will consider candidates recommended for nomination by stockholders, provided that the recommendations are made in accordance with the procedures described in the section entitled "Additional Questions and Information Regarding the Annual Meeting and Stockholder Proposals" located at the end of this proxy statement. Candidates recommended for nomination by stockholders that comply with these procedures will receive the same consideration as other candidates recommended by the Committee.

Agilent hires Egon Zehnder International, a search firm, to help identify and facilitate the screening and interview process of candidates for director. To be considered by the Committee, a director nominee must have:

- experience as a Board member or senior officer of a Fortune 200 or equivalent company or have achieved national prominence in an academic, government or other relevant field;
- breadth of experience;
- soundness of judgment;
- the ability to make independent, analytical inquiries;
- the willingness and ability to devote the time required to perform Board activities adequately; and
- the ability to represent the total corporate interests of Agilent.

In addition to these minimum requirements, the Committee will also evaluate whether the candidate's skills are complementary to the existing Board members' skills and the Board's needs for operational, management, financial, international, technological or other expertise. The search firm screens the candidates, does reference checks, prepares a biography for each candidate for the Committee to review and helps set up interviews. The Committee and Agilent's Chief Executive Officer interview candidates that meet the criteria, and the Committee selects candidates that best suit the Board's needs.

Executive Committee

The Executive Committee meets or takes written action when the Board is not otherwise meeting. The Committee has full authority to act on behalf of the Board, except that it cannot amend Agilent's Bylaws, recommend any action that requires the approval of the stockholders, fill vacancies on the Board or any Board committee, fix director compensation, amend or repeal any non-amendable or non-repealable resolution of the Board, declare a distribution to the stockholders except at rates determined by the Board, appoint other committees or take any action not permitted under Delaware law to be delegated to a committee.

Statement on Corporate Governance

Agilent has had formal corporate governance standards in place since the company's inception in 1999. We have reviewed internally and with the Board the provisions of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), the rules of the SEC and the NYSE's corporate governance listing standards regarding corporate governance policies and processes and are in compliance with the rules and listing standards. We have adopted charters for our Compensation Committee, Audit and Finance Committee and Nominating/Corporate Governance Committee consistent with the applicable rules and standards.

You can access our committee charters and standards of business conduct in the "Corporate Governance Policies" section, which is on the left side of our web page at www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attention: Investor Relations. In accordance with NYSE corporate governance listing standards, Dr. David M. Lawrence has been designated as the Lead Independent Director. Agilent's non-employee directors meet at regularly scheduled executive sessions without management at which Dr. Lawrence presides.

Stockholders and other interested parties may communicate with the Board and Agilent's Lead Independent Director by filling out the form at http://investor.agilent.com/emailleaddirector.cfm or by writing to Dr. Lawrence, c/o Agilent Technologies, Inc., General Counsel, 395 Page Mill Road, MS A3-11, Palo Alto, California 94306. The General Counsel will perform a legal review in the normal discharge of his duties to insure that communications forwarded to the Lead Independent Director preserve the integrity of the process. For example, items that are unrelated to the duties and responsibilities of the Board such as spam, junk mail and mass mailings, product complaints, personal employee complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys, business solicitations or advertisements (the "Unrelated Items") will not be forwarded to the Lead Independent Director. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will not be forwarded to the Lead Independent Director. Any communication that is relevant to the conduct of Agilent's business and is not forwarded will be retained for one year (other than Unrelated Items) and made available to the Lead Independent Director and any other independent director on request. The independent directors grant the General Counsel discretion to decide what correspondence shall be shared with Agilent management and specifically instruct that any personal employee complaints be forwarded to our Human Resources Department. Agilent encourages, but does not require, its board members to attend the annual stockholders meeting. Last year, two of our directors attended the annual stockholders meeting.

Agilent adopted the following standards for director independence in compliance with the NYSE corporate governance listing standards:

1. No director qualifies as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with Agilent or any of its sub-

sidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Agilent). Agilent or any of its subsidiaries must identify which directors are independent and disclose the basis for that determination.

In addition, a director is not independent if:

2. The director is, or has been within the last three years, an employee of Agilent or any of its subsidiaries, or an immediate family member is, or has been within the last three years, an executive officer, of Agilent or any of its subsidiaries.

3. The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from Agilent or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

4. (A) The director or an immediate family member is a current partner of a firm that is the company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on Agilent's or any of its subsidiaries audit within that time.

5. The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of Agilent's or any of its subsidiaries present executive officers at the same time serves or served on that company's compensation committee.

6. The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Agilent or any of its subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

The Board determined that James G. Cullen, Robert J. Herbold, Walter B. Hewlett, Robert L. Joss, Koh Boon Hwee, Heidi Kunz, David M. Lawrence, M.D. and A. Barry Rand meet the aforementioned independence standards. Edward W. Barnholt does not meet the aforementioned independence standards because he is Agilent's current President, Chief Executive Officer and an employee of Agilent.

DIRECTOR COMPENSATION ARRANGEMENTS AND STOCK OWNERSHIP GUIDELINES

Director Compensation Arrangements

The following table provides information on Agilent's compensation and reimbursement practices during the fiscal year ended October 31, 2004 for non-employee directors. Directors who are employed by Agilent do not receive any compensation for their board activities.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL YEAR 2004		
	Cash Payment[2]	**Option Payment[3]**
Annual Director Retainer[1]	$65,000	$75,000
Annual Lead Independent Director Retainer[4]	$100,000	$75,000
Additional Retainer for Committee Chairs[5]	$5,000 to $10,000	$0

(1) All directors served the entire 2004 fiscal year.

(2) The directors may elect to defer all or part of the cash component of his or her annual retainer and committee chair premium under a deferred compensation plan sponsored by Agilent Technologies, Inc. Any cash compensation that is deferred is converted into Agilent common stock.

(3) Stock options were valued using the Black-Scholes methodology. Annual retainer grants were granted on the later of March 1 or the first business day following Agilent's annual stockholders' meeting. The Lead Independent Director is not eligible to receive any committee chair premiums.

(4) Mr. Barnholt served as Chairman of the Board since November 21, 2002. As an Agilent employee, he receives no additional compensation for his board service.

(5) The Chairpersons of the Compensation Committee and the Audit and Finance Committee of the Board, provided they are not the Lead Independent Director, receive an additional $10,000 in cash and the Chairperson of all other Board Committees, provided that they are not the Lead Independent Director, receive an additional $5,000 in cash. The Lead Independent Director is not eligible to receive any committee chair premiums. In fiscal year 2004, Mr. Cullen received $10,000 for chairing the Compensation Committee, and Ms. Kunz received $10,000 for chairing the Audit and Finance Committee. Dr. Lawrence, the Lead Independent Director, chaired both the Nominating/Corporate Governance Committee and the Executive Committees and receives no committee chair premiums.

Stock Ownership Guidelines

Agilent increased the required level of stock ownership for its directors in 2004. The company now requires each director to own a minimum of 5,000 shares of Agilent common stock. These ownership levels must be attained by the later of five years from the date they were first elected to their positions as directors or the end of fiscal year 2007.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Agilent's Board is divided into three classes serving staggered three-year terms. Directors for each class are elected at the annual meeting of stockholders held in the year in which the term for their class expires.

The terms for three directors will expire at this 2005 annual meeting. The three nominees named below are the only individuals proposed for election to the Board at this 2005 annual meeting. Directors elected at the 2005 annual meeting will hold office for a three-year term expiring at the annual meeting in 2008 (or until their respective successors are elected and qualified, or until their earlier death, resignation or removal). All of the nominees are currently directors of Agilent. Information regarding the business experience of each of the nominees is provided below. There are no family relationships among Agilent's executive officers and directors.

Nominees for Three-Year Terms That Will Expire in 2008

Heidi Kunz Age 50	Ms. Kunz has been a director of Agilent since February 2000. Ms. Kunz has served as Executive Vice President and Chief Financial Officer of Blue Shield of California since September 2003. Ms. Kunz served as an Executive Vice President and the Chief Financial Officer of Gap, Inc. from 1999 to January 2003. Prior to assuming that position, Ms. Kunz served as the Chief Financial Officer of ITT Industries, Inc. from 1995 to 1999. From 1979 to 1995, Ms. Kunz held senior financial management positions at General Motors Corporation, including Vice President and Treasurer.
David M. Lawrence, M.D. Age 64	Dr. Lawrence has been a director of Agilent since July 1999. Dr. Lawrence has been Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals since May 2002. He served as Chairman of the Board from 1992 to May 2002 and Chief Executive Officer from 1991 to May 2002 of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals. He held a number of management positions with these organizations prior to assuming these positions, including Vice Chairman of the Board and Chief Operating Officer. Dr. Lawrence is a director of Pacific Gas and Electric Company, McKesson Corporation and Raffles Medical Group, Inc.
A. Barry Rand Age 60	Mr. Rand has been a director of Agilent since November 2000. Mr. Rand has served as Chairman and Chief Executive Officer of Equitant since February 2003. Mr. Rand was the Chairman and Chief Executive Officer of Avis Group Holdings, Inc. from November 1999 to March 2001, and continues to hold the title of Chairman Emeritus. Prior to joining Avis Group, Mr. Rand was Executive Vice President, Worldwide Operations, for Xerox Corporation from 1992 to 1999. Mr. Rand is a member of the board of directors of Abbott Laboratories and Aspect Communications, where he serves as non-executive Chairman. Mr. Rand holds a MBA from Stanford University where he also was a Stanford Sloan Executive Fellow.

Agilent's Board recommends a vote FOR the election to the Board of each of the foregoing nominees.

The Agilent directors whose terms are not expiring this year are listed below. They will continue to serve as directors for the remainder of their terms or earlier in accordance with Agilent's Bylaws. Information regarding the business experience of each of such directors is provided below.

Directors Whose Terms Will Expire in 2006

Edward W. Barnholt
Age 61

Mr. Barnholt has served as Agilent's President and Chief Executive Officer and as a director since May 1999 and also as Chairman of the Board since November 2002. Before being named Agilent's Chief Executive Officer, Mr. Barnholt served as Executive Vice President and General Manager of Hewlett-Packard Company's Measurement Organization from 1998 to 1999, which included the business organizations that have become Agilent. From 1990 to 1998, he served as General Manager of Hewlett-Packard Company's Test and Measurement Organization. He was elected a Senior Vice President of Hewlett-Packard Company in 1993 and an Executive Vice President in 1996. He is a director of KLA-Tencor Corporation.

Robert J. Herbold
Age 62

Mr. Herbold has been a director of Agilent since June 2000. He was an Executive Vice President and Chief Operating Officer of Microsoft Corporation from 1994 to April 2001 and served as an Executive Vice President (part-time) of Microsoft Corporation until June 2003. Prior to joining Microsoft, Mr. Herbold was employed by The Procter & Gamble Company for twenty-six years, and served as a Senior Vice President at The Procter & Gamble Company from 1990 to 1994. Mr. Herbold is a director of Weyerhaeuser Corp., First Mutual Bancshares, Inc. and Cintas Corporation. He is the Managing Director of the consulting firm The Herbold Group, LLC.

Koh Boon Hwee
Age 54

Mr. Koh has served as a director of Agilent since May 2003. He has been the Chairman of Singapore Airlines since July 2001 and also has served as an Executive Director of MediaRing Ltd. since February 2002 and Tech Group Asia Ltd. since April 2003.

Prior to his current positions, Mr. Koh was Chairman of Singapore Telecom from April 1992 to August 2001. Mr. Koh worked for Hewlett-Packard Company in its Asia-Pacific region for 14 years. He serves on the Board of BroadVision, Inc. and Intelsat, Ltd.

Directors Whose Terms Will Expire in 2007

James G. Cullen
Age 62

Mr. Cullen has served as a director since April 2000. Mr. Cullen was President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon) from 1997 to June 2000 and a member of the office of chairman from 1993 to June 2000. Prior to this appointment, Mr. Cullen was a President and Chief Executive Officer of the Telecom Group of Bell Atlantic from 1995 to 1997. Prior to the creation of Bell Atlantic on January 1, 1984, Mr. Cullen held management positions with New Jersey Bell from 1966 to 1981 and AT&T from 1981 to 1983. Mr. Cullen is a member of the board of directors of Johnson & Johnson and Prudential Financial, Inc.

Robert L. Joss
Age 63

Mr. Joss has served as a director of Agilent since July 2003. Mr. Joss has served as the Dean of the Graduate School of Business of Stanford University since 1999. Prior to assuming this position, Mr. Joss was the Chief Executive Officer and Managing Director of Westpac Banking Corporation, Australia's second largest bank, from 1993 to 1999. Before this position, from 1971 to 1993, Mr. Joss held a succession of positions as Senior Vice President, Executive Vice President and Vice Chairman of Wells Fargo Bank. He is a director of E.piphany, Inc. and Wells Fargo & Co.

Walter B. Hewlett
Age 60

Mr. Hewlett has served as a director since July 1999. Mr. Hewlett is an independent software developer involved with computer applications in the humanities. Mr. Hewlett founded the Center for Computer Assisted Research in the Humanities in 1984, for which he serves as a director. He has been a trustee of The William and Flora Hewlett Foundation since its founding in 1966 and currently serves as its Chairman. In 2003, Mr. Hewlett was elected to the Board of Trustees of Stanford University. Mr. Hewlett has also served as a director of the Public Policy Institute of California since 1998.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee of the Board has appointed PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm to audit its consolidated financial statements for the 2005 fiscal year. During the 2004 fiscal year, PricewaterhouseCoopers LLP served as Agilent's independent registered public accounting firm and also provided certain tax and other non-audit services. Although Agilent is not required to seek stockholder approval of this appointment, the Board believes it to be sound corporate governance to do so. If the appointment is not ratified, the Audit and Finance Committee will investigate the reasons for stockholder rejection and will reconsider the appointment.

Representatives of PricewaterhouseCoopers LLP are expected to attend the annual meeting where they will be available to respond to questions and, if they desire, to make a statement.

Agilent's Board recommends a vote FOR the ratification of the Audit and Finance Committee's appointment of PricewaterhouseCoopers LLP as Agilent's Independent Registered Public Accounting Firm.

PROPOSAL NO. 3

APPROVAL OF THE AMENDED AND RESTATED AGILENT TECHNOLOGIES, INC. PERFORMANCE-BASED COMPENSATION PLAN FOR COVERED EMPLOYEES

The Compensation Committee of the Board previously adopted, and in 2000 the stockholders approved, the Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees (the "Performance-Based Compensation Plan") (previously entitled the "Agilent Technologies, Inc. Pay-for-Results Plan"). Effective November 1, 2004, the Performance-Based Compensation Plan was amended to cover only (i) employees who, with respect to the previous taxable year of Agilent Technologies, were "covered employees" within the meaning of Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"); and (ii) those employees designated by the Compensation Committee as reasonably expected to be "covered employees" with respect to Agilent's then-current taxable year. The Compensation Committee has designated eight plan participants for the performance period that began on November 1, 2004, and will end April 30, 2005. Other employees participate in the Agilent Technologies, Inc. Pay-for-Results Plan for Non-covered Employees.

At the annual meeting, we are asking stockholders again to approve the Performance-Based Compensation Plan, as amended and restated, in order to continue to qualify payments made to certain Agilent officers under the Performance-Based Compensation Plan as deductible for U.S. federal income tax purposes. The board believes that the Plan benefits stockholders by linking a portion of executive compensation to performance and by qualifying amounts paid pursuant to the Performance-Based Compensation Plan for a U.S. federal income tax deduction.

Our Board of Directors recommends a vote FOR the approval of the Amended and Restated Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees.

Summary of the Performance-Based Compensation Plan

General

The Performance-Based Compensation Plan is designed to link the annual cash compensation for designated Agilent executives directly to business performance. Under the Performance-Based Compensation Plan, base pay will be targeted at market median base pay levels. If pre-determined business performance measures are met and/or exceeded, additional cash bonuses may be awarded. Total cash compensation (base pay plus cash bonuses) will be targeted at market median total cash compensation levels if performance goals are met, and at or above market levels if performance measures are significantly exceeded. The Performance-Based Compensation Plan will be administered in six-month performance periods, which coincide with each half of Agilent's fiscal year.

Administration

The Compensation Committee of the Board will administer the Performance-Based Compensation Plan and has full power to interpret and administer the Performance-Based Compensation Plan.

Participation and Eligibility

The Compensation Committee will designate the plan participants for each six-month performance period. Persons employed by Agilent or one of its affiliates who are, or are reasonably expected to be, "covered officers" within the meaning of Section 162(m) of the Code, are eligible to be designated by the Compensation Committee as a participant in the Performance-Based Compensation Plan.

A plan participant will forfeit any bonus for a performance period during which such participant is involuntarily terminated by Agilent for cause or voluntarily terminates his or her employment with Agilent for reasons other than death, permanent and total disability or retirement.

Plan Operation

The Performance-Based Compensation Plan will be administered in six-month performance periods that coincide with each half of Agilent's fiscal year. The target bonus is an amount that may be paid if 100% of all applicable performance measures are met in the performance period. The target bonus will be equal to a fixed percentage of the plan participant's base salary. The Compensation Committee will determine the fixed percentage by the 45th day of the performance period.

At the beginning of each performance period, the Compensation Committee will determine who will participate in the Performance-Based Compensation Plan and for each plan participant:

- the applicable performance measures, which could be based on net order dollars, net profit growth, net revenue dollars, revenue growth, individual performance, earnings per share, return on assets, return on equity, return on invested capital, other company-wide and business unit financial objectives, customer satisfaction indicators and operational efficiency measures;
- the threshold bonus percentage, the target bonus and the maximum bonus; and
- the percentages to be allocated for each performance measure.

For each 6-month performance period, a plan participant may earn a bonus of up to 2 times the target bonus.

Following the end of each performance period, the Compensation Committee will determine the actual performance results for each performance measure, the amount, if any, to which each plan participant is entitled based on the percentage allocated by the Compensation Committee to each performance measure against the target bonus for each plan participant, and the bonus, if any, to which each plan participant is entitled. If the relevant performance measures are not achieved, the plan participant may not receive any bonus or only a portion of the target bonus. If the relevant performance measures are exceeded, the plan participant may be eligible for a bonus in excess of the target bonus.

In determining the amount of cash compensation paid pursuant to the Performance-Based Compensation Plan, the Compensation Committee has the discretion to reduce or eliminate to zero prior to payment the amount of a variable payment to a Participant otherwise calculated.

With the exception of the Agilent Technologies, Inc. Deferred Compensation Plan, Agilent intends that any benefits payable or accruable to plan participants under Agilent's benefit programs will be based on such plan participant's base pay rather than on his or her actual total cash compensation.

Federal Income Tax Considerations

All amounts paid pursuant to the Performance-Based Compensation Plan are taxable income to the employee when paid. Agilent will be entitled to a federal income tax deduction for all amounts paid under the Performance-Based Compensation Plan if it is approved by stockholders and meets the other requirements of Section 162(m) of the Code.

Amendment and Termination of the Plan

The Compensation Committee may amend, suspend or terminate the Performance-Based Compensation Plan at any time and for any reason.

Estimated Bonuses

The following table shows the range of bonuses payable under the Performance-Based Compensation Plan during the first half of fiscal 2005 to (1) the Agilent officers named in the Summary Compensation Table on page 21 and (2) all current executive officer participants as a group. The maximum bonus represents two times the target bonus.

NEW PLAN BENEFITS

	Dollar Value ($)	
Name	Minimum	Maximum
Edward W. Barnholt	0	1,300,000
William P. Sullivan	0	520,000
Adrian T. Dillon	0	455,000
Young K. Sohn	0	297,500
Chris van Ingen	0	280,000
All current executive officer participants as a group	0	3,712,712

Other than Mr. Barnholt, none of Agilent's current directors are eligible to participate in the Performance-Based Compensation Plan. No employees, other than the designated executive officer participants, are eligible to participate in the Performance-Based Compensation Plan.

Required Approval

In the event that stockholder approval of the Amended and Restated Performance-Based Compensation Plan is not obtained, awards previously granted by Agilent under the Performance-Based Compensation Plan will remain valid and outstanding and future awards will be granted under the Performance-Based Compensation Plan only to the extent permitted under Section 162(m) of the Code.

Incorporation By Reference

The foregoing is only a summary of the Performance-Based Compensation Plan and is qualified in its entirety by reference to its full text, a copy of which is attached hereto as Appendix A.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, as of December 16, 2004, concerning:

- the beneficial ownership of Agilent's common stock by the Capital Group International, Inc., The David and Lucile Packard Foundation and Prudential Financial Inc., the only beneficial owners known to Agilent to hold more than 5% of Agilent's common stock;
- the beneficial ownership of Agilent's common stock by each director and each of the executive officers named in the Summary Compensation Table herein; and
- the beneficial ownership of Agilent's common stock by all directors and executive officers as a group.

Proxy

The number of shares beneficially owned by each entity, person, director or executive officer is determined under the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power and also any shares that the individual has the right to acquire as of February 14, 2005, 60 days after December 16, 2004, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power, or shares such powers with his or her spouse, with respect to the shares set forth in the following table.

BENEFICIAL OWNERSHIP TABLE

	Shares of Agilent Common Stock Beneficially Owned		
Name of Beneficial Owner	**Number**	**Nature(2)**	**Percentage(1)**
Edward W. Barnholt	55,829	Direct	
	2,623,317	Vested Options	
	870	Indirect(3)	
	2,680,016		*
Capital Group International, Inc.(4) 11100 Santa Monica Blvd, 15th Floor Los Angeles, CA 90025	24,599,810		5.0%
James G. Cullen	4,205	Direct(5)	
	31,494	Vested Options	
	3,000	Indirect(6)	
	38,699		*
Adrian T. Dillon	77,035	Direct	
	288,500	Vested Options	
	365,535		*
The David and Lucile Packard Foundation(7) 300 Second Street, Suite 200 Los Altos, CA 94022	33,727,525		6.9%
Robert J. Herbold	5,000	Direct	
	28,243	Vested Options	
	33,243		*

Name of Beneficial Owner	Shares of Agilent Common Stock Beneficially Owned		
	Number	Nature(2)	Percentage(1)
Hewlett Family Accounts(8)			
Walter B. Hewlett	997,239	Direct	
	48,938	Vested Options	
	57,121	Indirect(9)	
	1,103,298		
The William and Flora Hewlett Foundation	4,830,223		1.0%
Packard Humanities Institute	4,910,828		1.0%
Flora Family Foundation	287,703		*
Public Policy Institute of California	194,613		*
Robert L. Joss	4,101	Direct(10)	
	22,620	Vested Options	
	26,721		*
Koh Boon Hwee	1,911	Direct(11)	
	34,565	Vested Options	
	36,476		*
Heidi Kunz	4,205	Direct(12)	
	28,818	Vested Options	
	33,023		*
David M. Lawrence, M.D.	4,461	Direct(13)	
	66,980	Vested Options	
	3,966	Indirect(14)	
	75,407		*
Prudential Financial, Inc.(15) 751 Broad St. Newark, NJ 07102	48,683,035	Direct	9.9%
A. Barry Rand	3,588	Direct(16)	
	32,863	Vested Options	
	36,451		*
Young K. Sohn	52,080	Direct	
	43,750	Vested Options	
	6,000	Indirect(17)	
	101,830		
William P. Sullivan	9,727	Direct	
	788,406	Vested Options	
	798,133		*
Chris van Ingen	6,487	Direct	
	299,091	Vested Options	
	305,578		*

Name of Beneficial Owner	Shares of Agilent Common Stock Beneficially Owned Number	Nature(2)	Percentage(1)
All current directors and executive officers as a group (18 persons)	7,223,483		1.5%

* Represents holdings of less than one percent.

(1) Percentage ownership is calculated based upon 491,074,027 shares of Agilent common stock outstanding on December 16, 2004.

(2) "Vested Options" means options that may be exercised as of February 14, 2005.

(3) Consists of 432 shares held by Mr. Barnholt's son, for which Mr. Barnholt has no pecuniary interest and disclaims beneficial ownership, as well as 438 shares held in the William C. Barnholt Trust for which Mr. Barnholt is a trustee.

(4) The address and number of shares of Agilent common stock beneficially owned by the Capital Group International, Inc. is based on the Schedule 13G/A filed by the Capital Group International, Inc. with the SEC on February 13, 2004.

(5) Includes 2,204.6 shares held by Mellon Trust under Agilent's Deferred Compensation Plan for Non-Employee Directors for which Mr. Cullen has voting power.

(6) Consists of shares held by Mr. Cullen's Family Limited Partnership.

(7) The address and number of shares of Agilent common stock beneficially owned by The David and Lucile Packard Foundation is based on the Schedule 13G/A filed by the foundation with the SEC on February 6, 2004.

(8) Mr. Hewlett shares voting and investment power over the shares held by the Packard Humanities Institute and the Public Policy Institute of California (the "PPIC"). Mr. Hewlett is a board member of the PPIC. However, Mr. Hewlett has excused himself from any PPIC decisions dealing with Agilent stock. Mr. Hewlett does not have voting or investment power over the shares held by the William and Flora Hewlett Foundation, as voting and investment power is exercised by an independent stock committee. Mr. Hewlett is not a member of the independent stock committee. Mr. Hewlett is the Chair of the Investment Committee of the Flora Family Foundation, but he has excused himself from any Flora Family Foundation decisions dealing with Agilent stock. Mr. Hewlett disclaims any beneficial interest in the foregoing shares, because he has no pecuniary interest in the shares.

(9) Consists of 17,433 shares held by Mr. Hewlett as custodian for his daughter, 19,688 shares held by Mr. Hewlett's spouse and 20,000 shares held in the James S. Hewlett Trust for which Mr. Hewlett is a trustee.

(10) Includes 1,910.6 shares held by Mellon Trust under Agilent's Deferred Compensation Plan for Non-Employee Directors for which Mr. Joss has voting power.

(11) Includes 1,910.6 shares held by Mellon Trust under Agilent's Deferred Compensation Plan for Non-Employee Directors for which Mr. Koh has voting power.

(12) Includes 2,204.6 shares held by Mellon Trust under Agilent's Deferred Compensation Plan for Non-Employee Directors for which Ms. Kunz has voting power.

(13) Includes 2,939.5 shares held by Mellon Trust under Agilent's Deferred Compensation Plan for Non-Employee Directors for which Dr. Lawrence has voting power.

(14) Consists of shares held for the benefit of Dr. Lawrence's children in the Lawrence 2000 Irrevocable Trust of which Dr. Lawrence and his spouse are the trustees.

(15) The address and number of shares of Agilent common stock beneficially owned by the Prudential Financial, Inc. is based on the Schedule 13G/A filed by Prudential Financial, Inc. with the SEC on July 12, 2004.

(16) Includes 587.9 shares held by Mellon Trust under Agilent's Deferred Compensation Plan for Non-Employee Directors for which Mr. Rand has voting power.

(17) Consists of 6,000 shares of Agilent common stock held by Mr. Sohn as custodian for his three children.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Agilent's directors, executive officers and holders of more than 10% of Agilent common stock to file reports with the SEC regarding their ownership and changes in ownership of Agilent stock. Agilent believes that during the 2004 fiscal year, its officers, directors and holders of 10% or more of our common stock complied with all Section 16(a) filing requirements, with the exception of one late report for Mr. Trautman. Mr. Trautman inadvertently did not report 10 shares held by his wife on May 30, 2002, the day he became a Section 16 executive officer, until a Form 5 filing made on December 15, 2004. In making these statements, Agilent has relied upon examination of copies of Forms 3, 4 and 5 provided to Agilent and the written representations of its directors and officers.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain compensation information for (i) Agilent's Chief Executive Officer and (ii) the four other most highly compensated executive officers of Agilent, as determined on the basis of salary and bonus as of the fiscal year ended October 31, 2004 (the "Named Executive Officers"). All information set forth in this table reflects compensation earned by the Named Executive Officers for services with Agilent for the fiscal year ended October 31, 2004 as well as their compensation for each of the fiscal years ending October 31, 2003 and October 31, 2002.

Proxy

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Restricted Stock Award(s) ($)(4)	Securities Underlying Options (#)	All Other Compensation ($)(5)
Edward W. Barnholt	2004	1,000,000	1,503,905	0	0	154,000	8,200
Chief Executive Officer	2003	1,000,000	333,450	0	0	600,000	8,000
	2002	925,000	0	0	0	750,000	8,000
William P. Sullivan	2004	637,500	601,562	0	0	85,000	8,200
Executive Vice President	2003	600,000	107,730	0	0	250,000	8,000
Chief Operating Officer	2002	532,500	0	0	0	300,000	3,553
Adrian Dillon	2004	650,000	526,361	569,375	0	54,000	8,200
Executive Vice President	2003	650,000	116,706	639,069	0	250,000	8,000
Chief Financial Officer	2002	552,493	650,000	265,713	1,365,000	200,000	5,075
Young K. Sohn(6)	2004	425,004	311,502	25,000	0	0	8,200
Senior Vice President	2003	92,728	0	25,000	1,238,500	175,000	1,188
Semiconductor Products	2002	N/A	N/A	N/A	N/A	N/A	N/A
Chris van Ingen	2004	396,250	333,132	0	0	40,000	8,200
Senior Vice President	2003	374,792	121,468	0	0	125,000	8,000
Life Science and Chemical Analysis	2002	323,750	42,876	0	0	125,000	8,000

(1) The salaries for the 2002 fiscal year reflect a temporary 10% reduction from April 1, 2001 to July 31, 2002.

(2) This column reflects the payments under the Agilent Performance-Based Compensation Plan described under "Report of the Compensation Committee of the Board on Executive Compensation". For fiscal year 2002, Mr. Dillon received a one-time signing bonus of $650,000.

(3) For the fiscal year 2004, Mr. Dillon's amount reflects $500,000 of forgiven loan amount and $69,375 of interest, calculated at the applicable market rate of 4.625% per annum that would have been payable on a $1,500,000 loan from Agilent to Mr. Dillon had the loan not been interest-free. See "Certain Relationships and Related Transactions". For Mr. Sohn, the $25,000 in fiscal year 2004 is the second payment of his $50,000 signing bonus.

(4) For fiscal year 2004, the amount disclosed in this column reflects the dollar value of 50,000 shares of restricted stock granted to Mr. Sohn on August 22, 2003. This restricted stock grant was subject to a three-year vesting, during which period 33 1/3% of the 50,000 shares had vested on August 22, 2004. Mr. Sohn held 33,333 shares of restricted stock with a dollar value of $833,017 based on fair market value of $24.99 as of October 31, 2004. Mr. Sohn will have the right to receive any cash dividends paid to or made with respect to Agilent's common stock. For fiscal year 2002, the amount disclosed in this column reflects the dollar value of 50,000 shares of restricted stock granted to Mr. Dillon on December 3, 2001. This restricted stock grant was subject to a three-year vesting schedule, during which period 33 1/3% of the 50,000 shares vested on December 3, 2002, another 33 1/3% vested on December 3, 2003 and another 33 1/3% vested on December 3, 2004. Mr. Dillon held 16,667 shares of restricted stock, with a fair market value of $416,508, as of October 31, 2004. Mr. Dillon will have the right to receive any cash dividends paid to or made with respect to Agilent's common stock.

(5) Amounts disclosed in this column include payment of Agilent's contributions under the Agilent Technologies, Inc. 401(k) Plan. In fiscal year 2004, Agilent made a 401(k) matching contribution of $8,200 on behalf of each of Messrs. Barnholt, Sullivan, Dillon, Sohn and van Ingen.

(6) Mr. Sohn joined Agilent as an executive officer on August 22, 2003.

Option/SAR Grants in Last Fiscal Year

The following table shows all grants of options to acquire shares of Agilent common stock granted to each of the Named Executive Officers during the fiscal year ended October 31, 2004.

Name	Number of Securities Underlying Options/SARs Granted (#)(1)	% of Total Options/SARs Granted to Agilent Employees in Fiscal Year	Exercise or Base Price ($/Share)(2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($)	
					5%(3)	10%(3)
Edward W. Barnholt	154,000	0.70%	28.52	Nov. 2013	$2,762,156	$6,999,844
William P. Sullivan	85,000	0.39	28.52	Nov. 2013	1,524,566	3,863,550
Adrian T. Dillon	54,000	0.25	28.52	Nov. 2013	968,548	2,454,491
Young K. Sohn (4)	0	0.0	0		0	0
Chris van Ingen	40,000	0.18	28.52	Nov. 2013	717,443	1,818,141

(1) Options to purchase common stock are exercisable in the following increments: (1) 25% of the total number of shares underlying the option award is available for exercise upon the first anniversary of the grant date; (2) 50% of the total number of shares underlying the option award is available for exercise on the second anniversary of the grant date; (3) 75% of the total number of shares underlying the option award is available for exercise on the third anniversary of the grant date; and (4) 100% of the total number of shares underlying the option award is available for exercise on the fourth anniversary of the grant date.

(2) The options were granted at an exercise price equal to the fair market value of Agilent common stock on the grant date, calculated as the average of the high and low market price on that date.

(3) Potential realizable value provided herein assumes that the value of the common stock appreciates at the rate shown (compounded annually) from the grant date until the option expiration date. The potential realizable value provided herein is calculated on the basis of SEC requirements and does not represent the growth of the future stock price estimated by Agilent or the present value of the stock options.

(4) Mr. Sohn joined Agilent on August 22, 2003 and received a stock option grant of 175,000 shares on August 22, 2003 with an exercise price of $24.77. Mr. Sohn received no additional stock option grants in fiscal year 2004 for the period from November 1, 2003 through October 31, 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table shows aggregate exercises of options to purchase Agilent's common stock in the fiscal year ended October 31, 2004 by each of the Named Executive Officers.

Name	Year	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(1)	
				Exercisable	Unexercisable	Exercisable	Unexercisable
Edward W. Barnholt (2)	2004	86,755	$1,000,285	2,122,317	1,104,000	$1,365,000	$4,095,000
William P. Sullivan	2004	0	0	579,656	472,500	568,750	1,706,250
Adrian T. Dillon	2004	0	0	162,500	341,500	568,750	1,706,250
Young K. Sohn	2004	0	0	43,750	131,250	9,625	28,875
Chris van Ingen	2004	0	0	216,591	212,500	303,634	853,125

(1) The value of unexercised Agilent options provided herein is the difference between the exercise price and the average of the high and low market prices of Agilent common stock on October 29, 2004 of $24.99. October 29, 2004 is the last trading date prior to the October 31, 2004 fiscal year end.

(2) The option that Mr. Barnholt exercised was due to expire on November 16, 2004.

Proxy

Long-Term Incentive Plan Awards in Last Fiscal Year

Effective November 1, 2003, the Compensation Committee established the Long-Term Performance Program (the "LTP Program"). The objectives of the LTP Program are to motivate and reward Agilent's executive officers to produce results that increase stockholder value and to encourage individual and team behavior that helps Agilent achieve both short-term and long-term company objectives. No award of performance shares will be paid at the end of the three-year performance period unless Agilent achieves at least the 25th percentile in both total stockholder return and size-adjusted growth in earnings (as defined in the LTP Program), as compared to a peer group of 53 other companies in the S&P 500 Information Technology Index, minus that index's Software Services component. If Agilent's performance in both measures during the performance period falls below the 25th percentile threshold, no award is earned. If Agilent's performance in both measures is at the 25th percentile, the minimum award is earned. At the 50th percentile the target award is earned, and at the 75th percentile and above the maximum award of 200% of target is earned. The following table sets forth estimates of the possible future payouts to each of the named executive officers under the LTP Program. There can be no assurance that the estimated future payouts shown in this table will be achieved or, if they are achieved, at what level they will be achieved.

Name	Number of Shares(2)	Performance or Other Period Until Maturation or Payout(3)	Estimated Future Payouts(1) Threshold (#)	Target (#)	Maximum (#)
Edward W. Barnholt	99,000	10/31/06	24,750	99,000	198,000
William P. Sullivan	54,500	10/31/06	13,625	54,500	109,000
Adrian T. Dillon	34,600	10/31/06	8,650	34,600	69,200
Young K. Sohn	29,500	10/31/06	7,375	29,500	59,000
Chris van Ingen	25,700	10/31/06	6,425	25,700	51,400

(1) Payouts will be in shares of Agilent common stock based on relative performance as described above. Estimated individual future payouts are number of shares ranging from the threshold amounts, if Agilent's performance in both measures is at the 25th percentile, up to the maximum amounts, if the plan goals are substantially exceeded.

(2) Represents performance shares granted based on performance at the target.

(3) Performance is measured over a three-year period beginning November 1, 2003.

Pension Plans

The following table shows the estimated annual benefits payable on retirement to Agilent's eligible employees in the U.S. under the Agilent Technologies, Inc. Deferred Profit Sharing Plan (the "Deferred Profit Sharing Plan"), Agilent's Retirement Plan (the "Retirement Plan") and Agilent's Excess Benefit Retirement Plan (the "Excess Benefit Plan"). To calculate the number of years of an eligible employee's service, the pension plans will bridge each eligible employee's service, if any, with Hewlett-Packard Company to that eligible employee's service with Agilent.

ESTIMATED ANNUAL RETIREMENT BENEFITS

Highest Five-Year Average Compensation	15 Years of Service	20 Years of Service	25 Years of Service	30 Years of Service
$ 400,000	$ 85,628	$114,171	$142,714	$171,256
500,000	108,128	144,171	180,214	216,256
600,000	130,628	174,171	217,714	261,256
700,000	153,128	204,171	255,214	306,256
800,000	175,628	234,171	292,714	351,256
900,000	198,128	264,171	330,214	396,256
1,000,000	220,628	294,171	367,714	441,256

For fiscal year 2004, benefits exceeding $165,000 will be paid pursuant to the Excess Benefit Plan. No more than $200,000 (as adjusted from time to time by the U.S. Internal Revenue Service) of eligible compensation may be taken into account in calculating benefits payable under the Retirement Plan or the Deferred Plan. Benefits attributable to annual earnings over $200,000 are payable under the Excess Benefit Plan. Benefits payable under the Excess Benefit Plan are available in a lump sum or up to 15 annual installments.

The covered compensation for each of the Named Executive Officers is the highest five-year average of base pay for such Named Executive Officer.

The Named Executive Officers have been credited with the following years of service as of October 31, 2004: Mr. Barnholt, 30 years; Mr. Sullivan, 28 years; Mr. Dillon, 3 years; Mr. van Ingen, 27 years; and Mr. Sohn, 1 year. Retirement benefits shown are expressed as a single life annuity at age 65 and reflect the maximum offset currently in effect under Section 401(l) of the Code to compute the offset for such benefits under the pension plan. For purposes of calculating the benefit, an employee cannot be credited with more than 30 years of service. Benefits under the Retirement Plan are payable in the form of a single life annuity, a qualified joint and survivor annuity or a lump sum.

Certain Relationships and Related Transactions

On February 5, 2002, Agilent made a relocation loan to Mr. Adrian T. Dillon, Executive Vice President and Chief Financial Officer, as part of the employment package required to induce Mr. Dillon to join Agilent and move from Cleveland, Ohio to the San Francisco Bay Area. In place of a standard relocation bonus, Agilent provided a loan of $2.5 million to be used for the purchase of a home. Provided that Mr. Dillon remains at Agilent, the loan will continue to be forgiven over a five-year period at 20% per year. The loan is secured by a deed of trust on the house. The unforgiven portion of the note plus 10% per annum interest will be due in full (i) upon insolvency of Mr. Dillon, (ii) upon any transfer of the property without the prior written consent of Agilent, (iii) within three months of termination of employment for any reason and (iv) within one year following the death of Mr. Dillon. If the amount due is not paid within five days of the due date, at the option of Agilent, the unforgiven portion shall begin to accrue interest equal to 15% per annum. In accordance with the Sarbanes-Oxley Act, Agilent will not materially modify or renew this loan and, in the future, will not provide any new loans to its executive officers as required under the Sarbanes-Oxley Act.

Change of Control Arrangements

Each of Messrs. Barnholt, Dillon, Sullivan, van Ingen and Sohn, as well as four other executive officers who are not Named Executive Officers, has signed a Change of Control Severance Agreement. Under these agreements, in the event that within 24 months of a change of control of Agilent, Agilent or its successor terminates the employment of such an executive without cause or an event constituting good reason occurs and the executive resigns within 3 months of such an event, the executive will be entitled to: (i) two times, or solely with respect to Mr. Barnholt three times, the sum of such executive's base salary and target bonus, (ii) payment of COBRA continuation premiums for up to 12 months, (iii) full vesting of all outstanding options and any restricted stock awards and (iv) a prorated portion of (1) any bonus and (2) the greater of (A) the target award of, or (B) the accrued amount of the payout of, any LTP Program award for the relevant performance period in which the termination occurs. To the extent that the payment of these benefits trigger the excise tax under Section 4999 of the Code or any comparable federal, state, local or foreign excise tax, Agilent will pay Mr. Barnholt an additional amount to cover all additional tax liability arising from the application of such excise tax.


Proxy

In exchange for such consideration, each executive has agreed (i) to execute a release of all of the executive's rights and claims relating to his employment, (ii) not to solicit any of Agilent's or its successor's employees for 2 years and (iii) not to compete for 1 year with up to 15 competitors of Agilent or its successor, as determined by Agilent or its successor.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD ON EXECUTIVE COMPENSATION

Agilent's executive compensation program is administered by the Compensation Committee of the Board (the "Compensation Committee"). The Compensation Committee, which is composed entirely of independent, non-employee directors, is responsible for approving and reporting to the Board on all elements of compensation for the elected corporate officers. The Compensation Committee has furnished the following report on executive compensation for fiscal year 2004.

Compensation Philosophy

The goal of the executive compensation program is to provide a competitive total compensation package composed of cash, equity and benefits. The total package reflects Agilent's Pay for Performance philosophy and is designed to inspire and reward superior performance by executives, business organizations and Agilent.

Executive Compensation Practices

Each year the Compensation Committee reviews and selects a group of high technology public companies with approximately the same revenue size as Agilent to use for benchmarking Agilent executive compensation. The Compensation Committee uses an independent compensation consultant to develop the information and recommend the appropriate ranges for each component, so the overall levels are aligned with Agilent's pay philosophy for each of the named executives. The Compensation Committee's practice is to target direct compensation levels for Agilent's executives at the 50th percentile of surveyed companies in both the mix of elements and total value. Total direct compensation includes base pay, short-term bonus and long-term incentives. Performance is measured against the following factors, which may vary as required by business conditions:

- long and short term strategic goals;
- revenue, profit, and return on invested capital goals;
- customer satisfaction and winning in our markets;
- growth and new business creation;
- total stockholder return;
- the development of strong leadership and accountability throughout Agilent; and
- the fostering of teamwork and other core Agilent values.

In setting the goals and measuring an executive's performance against those goals, Agilent considers the performance of its competitors and general economic and market conditions. None of the factors included in Agilent's strategic and business goals are assigned a specific weight. Instead, the Compensation Committee recognizes that the relative importance of these factors may change in order to adapt Agilent's operations to specific business challenges and to reflect changing economic and marketplace conditions.

Components of Executive Compensation

The compensation program for executive officers consists of the following components:

- base pay;
- short-term incentives;
- long-term incentives;
- retirement and other benefits; and
- change of control agreements.

Base Pay

The salary for each executive officer is established each year based on a salary range that corresponds to the competitive market, job responsibilities and overall individual job performance. During fiscal year 2004, salaries for the named executives were increased by 0% to 8%. The Compensation Committee believes that current salaries for these positions generally approximate median competitive levels.

Short-Term Incentive

Agilent's Pay for Performance philosophy ensures that short-term incentive compensation follows achievement of business-specific goals. The Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered

Employees ("Performance-Based Compensation Plan") provides for cash bonuses to be paid semi-annually when performance targets are achieved. During fiscal year 2004, the executive officers participated in the Performance-Based Compensation Plan. Actual bonuses paid to executive officers in 2004 were based on achievement of revenue and return on invested capital goals established for each six-month performance period. The maximum short-term incentive payout possible for 2004 was 200% of individual target awards, and the minimum payout was zero. Individual target awards for the named executive officers ranged from 70% to 130% of salary. The actual percent achieved by the named executives ranged from 73% to 146% over the two six-month performance periods in 2004.

Long-Term Incentives

The long-term incentive program is designed to encourage creation of long-term value for our stockholders, retain qualified key employees, and build equity ownership among executives. Following the review and recommendation by the independent compensation consultant to the Compensation Committee, Agilent introduced a performance share program in fiscal year 2004 covering the named executive officers plus five additional executive officers. There are currently two components of long-term incentive compensation utilized for these executive officers: stock options and performance shares, while other key employees are granted only stock options. In all cases, annualized long-term grant values were recommended by position, based on ranges set to approximate the 50th percentile of peer companies.

For those executive officers with two components of long-term incentive compensation, 50% of the annualized target grant value was delivered in the form of non-qualified stock options, and 50% was delivered in performance shares. Both the 2004 stock option grants and performance share grants were made under the shareholder-approved 1999 Stock Plan. Each stock option grant allows the recipient to acquire shares of Agilent's common stock, subject to the completion of a four-year installment vesting period, and continued employment with Agilent. These options may be exercised at a fixed price per share (the market price on the grant date) over a ten-year period. Performance shares will be granted annually and may be earned at the end of overlapping three-year performance cycles from zero to 200% of target grants, contingent upon Agilent's business performance being higher than the 25th percentile of peer companies. There are two relative measures for determining earned performance shares, which are Total Shareholder Return and Size-Adjusted Growth in Earnings. The peer companies used for performance comparisons are those comprising the S&P Information Technology index, excluding the software and services companies because their business models and compensation practices vary from that of Agilent and the other peer companies selected.

Retirement and Other Benefits

The global benefits philosophy provides employees protection from catastrophic events and offers health and welfare benefits typical in the given country in which Agilent operates. Where applicable, employees are responsible for managing benefit choices, balancing their own level of risk and return. During fiscal year 2004, Agilent offered medical and other benefits to its executives that are generally available to other Agilent employees.

In addition to Agilent's tax-qualified pension and 401(k) plans, executives participate in an excess benefit plan that provides supplemental retirement benefits that cannot be provided by the pension plan because of Internal Revenue Code limits on contributions and benefits.

Executive officers also have company-paid financial counseling and are eligible to voluntarily defer their salaries, short-term incentives, and the performance shares under the long-term incentive program. Deferrals of salary and short-term incentives are credited with returns based on investment choices available under Agilent's 401(k) plan, and do not include Agilent stock or alternatives that result in above-market crediting rates. Performance shares that are deferred are credited as Agilent stock.

Change of Control Agreements

In accordance with the company's policy adopted in 2002, Agilent entered into change of control agreements with certain executives to provide protection upon involuntary termination following a change of control. The agreements provide multiples of salary and bonus, along with continued medical benefits, full vesting of outstanding stock options and a prorated portion of the bonus and performance share awards for the performance period in which the termination occurs.

Policy Regarding Compensation in Excess of $1 Million a Year

Section 162(m) of the Code generally disallows a tax deduction for compensation in excess of $1 million paid to Agilent's Named Executive Officers. Certain compensation is specifically exempt from the deduction limit to the extent that it does not exceed $1 million during any fiscal year or is "performance based" as defined in Section 162(m) of the Code. The Compensation Committee considers the net cost to Agilent, and its ability to effectively administer executive compensation in the long-term interests of shareholders. Accordingly, the Compensation Committee intends for short-term incentives, stock options and performance shares to be fully deductible under Section 162(m) of the Code.

Stock Ownership Guidelines

Agilent's stock ownership guidelines are designed to increase an executive's equity stake in Agilent and more closely align his or her interests with those of our other stockholders. The guidelines provide that the President and Chief Executive Officer should attain an investment level in Agilent's stock equal to five times annual salary, including direct ownership of at least 20,000 shares of Agilent stock. All other executive officers should attain an investment level equal to three times annual salary, including direct ownership of at least 15,000 shares for the Chief Financial Officer and Chief Operating Officer, and at least 10,000 shares for all other executive officers. In each case, these ownership levels must be attained by the later of five years from election to their executive officer positions or the end of fiscal year 2007.

Compensation for the Chief Executive Officer

Edward W. Barnholt has served as President and Chief Executive Officer since May 4, 1999, and as Chairman of the Board since November 21, 2002. The Compensation Committee used the executive compensation practices described above to determine Mr. Barnholt's fiscal year 2004 compensation. In setting both the cash and equity elements of Mr. Barnholt's compensation, the Compensation Committee made an overall assessment of Mr. Barnholt's leadership in establishing Agilent's long-term and short-term strategic, operational and business goals. Mr. Barnholt's total compensation reflects a consideration of both competitive factors and Agilent's performance.

The Compensation Committee surveyed the total value and mix of direct compensation elements for chief executive officers of selected high technology companies. Based on this information, the Compensation Committee determined a corresponding median package.

For fiscal year 2004, Mr. Barnholt's target total cash compensation was set at $2,300,000. His salary continued at $1,000,000, and was coupled with a $1,300,000 target bonus opportunity under the Performance-Based Compensation Plan. His actual earned bonus could be between zero and $2,600,000, if maximum performance objectives were achieved. His fiscal year 2004 performance objectives were based entirely on return on invested capital goals to support Agilent's focus in 2004 of regaining financial strength.

Mr. Barnholt's 2004 long-term incentive grant consisted of a non-qualified stock option to purchase 154,000 shares of Agilent common stock, with the same provisions as stock options granted to other key employees. He was also granted 99,000 target performance shares, to be earned following the completion of fiscal year 2006 based on his continued employment and Agilent's performance relative to selected peers in Total Shareholder Return and Size-Adjusted Growth in Earnings. The Committee believes that the annualized grant value approximates the competitive median.

Submitted by:

Compensation Committee

James G. Cullen, Chairperson
Koh Boon Hwee
David M. Lawrence, M.D.
A. Barry Rand

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee are set forth in the preceding section. During the most recent fiscal year, no Agilent executive officer served on the compensation committee (or equivalent), or the board of directors, of another entity whose executive officer(s) served on Agilent's Compensation Committee.

AUDIT AND FINANCE COMMITTEE REPORT

During fiscal year 2004, the Audit and Finance Committee of the Board reviewed the quality and integrity of Agilent's consolidated financial statements, its compliance with legal and regulatory requirements, the qualifications and independence of its independent registered public accounting firm, the performance of its internal audit function and independent registered public accounting firm and other significant financial matters. Each of the Audit and Finance Committee members satisfies the definition of independent director and is financially literate as established in the New York Stock Exchange Listing Standards. In accordance with section 407 of the Sarbanes-Oxley Act of 2002, Agilent has identified Heidi Kunz as the Audit and Finance Committee's "Financial Expert." Agilent operates with a November 1 to October 31 fiscal year. The Audit and Finance Committee met nine times, including telephone meetings, during the 2004 fiscal year.

The Audit and Finance Committee's work is guided by a written charter that the Board has approved. The Audit and Finance Committee regularly reviews its charter to ensure that it is meeting all relevant audit committee policy requirements of the U.S. Securities and Exchange Commission, the Public Company Accounting Oversight Board and the New York Stock Exchange. You can access the latest Audit and Finance Committee charter in the "Corporate Governance Policies" section of the webpage at www.investor.agilent.com or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attention: Investor Relations.

The Audit and Finance Committee has reviewed Agilent's audited consolidated financial statements and discussed such statements with management. The Audit and Finance Committee has discussed with PricewaterhouseCoopers LLP, Agilent's independent registered public accounting firm during the 2004 fiscal year, the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended.

The Audit and Finance Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with PricewaterhouseCoopers LLP its independence from Agilent. Based on the review and discussions noted above, the Audit and Finance Committee recommended to the Board that Agilent's audited consolidated financial statements be included in Agilent's Annual Report on Form 10-K for the fiscal year ended October 31, 2004 and be filed with the U.S. Securities and Exchange Commission.

Submitted by:

Audit and Finance Committee

Heidi Kunz, Chairperson
Robert J. Herbold
Walter B. Hewlett
Robert L. Joss

Fees Paid to PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees charged to Agilent by PricewaterhouseCoopers LLP for audit services rendered in connection with the audited consolidated financial statements and reports for the 2004 fiscal year and for other services rendered during the 2004 fiscal year to Agilent and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	Fiscal 2004	% of Total	Fiscal 2003	% of Total
Audit Fees	$4,592,000	89.1	$4,072,000	69.4
Audit-Related Fees	168,000	3.3	390,000	6.6
Tax Fees:				
Tax compliance/preparation	314,000	6.1	1,305,000	22.2
Other tax services	68,000	1.3	100,000	1.7
Total Tax Fees	382,000	7.4	1,405,000	23.9
All Other Fees	8,000	0.2	4,000	0.1
Total Fees	$5,150,000	100.0	$5,871,000	100.0

Audit Fees: Consists of fees for professional services rendered for the audit of Agilent's consolidated financial statements and review of the interim condensed consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

Audit-Related Fees: Consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of Agilent's consolidated financial statements and are not reported under "Audit Fees". These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

Tax Fees: Consists of fees for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and international tax compliance, tax audits and appeals, customs and duties, expatriate tax services (in fiscal year 2003 only), mergers and acquisitions, and international tax planning.

All Other Fees: Consists of fees for all other services other than those reported above. These services include benchmarking surveys and specialized consulting. Agilent's intent is to minimize services in this category.

In making its recommendation to ratify the appointment of PricewaterhouseCoopers LLP as Agilent's independent registered public accounting firm for the fiscal year ending October 31, 2005, the Audit and Finance Committee has considered whether services other than audit and audit-related provided by PricewaterhouseCoopers LLP are compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Policy on Audit and Finance Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit and Finance Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. The Audit and Finance Committee has delegated its pre-approval authority up to a specified maximum to the Chairperson of the Audit and Finance Committee, Heidi Kunz, who may pre-approve all audit and permissible non-audit services so long as her pre-approval decisions are reported to the Audit and Finance Committee at its next scheduled meeting. The Audit and Finance Committee may also pre-approve particular services on a case-by-case basis.

Incorporation by Reference

The Report of the Compensation Committee of the Board on Executive Compensation and the Audit and Finance Committee Report (including reference to the independence of the Audit and Finance Committee members) above and the Stock Price Performance Graph on the following page are not deemed filed with the U.S. Securities and Exchange Commission and shall not be deemed incorporated by reference into any prior or future filings made by Agilent under the U.S. Securities & Exchange Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Agilent specifically incorporates such information by reference.

STOCK PRICE PERFORMANCE GRAPH

The graph below shows the cumulative total stockholder return, assuming the investment of $100 (and the reinvestment of any dividends thereafter) for the period beginning on November 18, 1999, the first trading day of Agilent's common stock, and ending on October 31, 2004, on each of Agilent's common stock, the S&P 500 Index, the peer group index used by us in our previous year's proxy statement (the "Old Peer Group Index") and a new peer group index (the "New Peer Group Index"), based on the S&P Information Technology and Healthcare Peer Group Composite Index. Agilent's stock price performance shown in the following graph is not indicative of future stock price performance. The data for this performance graph was compiled for us by Standard and Poor's.

The "New Peer Group" is composed of companies that are members of the S&P Information Technology Index and the S&P Healthcare Index that compete in sectors related to Agilent's businesses. The individual companies that comprise the sectors are chosen and maintained by S&P. The sectors are Electronic Equipment Manufacturers, Semiconductor Equipment, Semiconductors, Communications Equipment and Healthcare Equipment. These sectors are selected by Agilent. Since last year, S&P moved Perkin Elmer Inc., Thermo Electron Corp. and Waters Corp. from S & P's Electrical Equipment Manufacturers' sector to S & P's Healthcare Equipment sector. These three companies represent the core peer group within the S&P 500 index for Agilent's Life Science and Chemical Analysis business. In order to continue to include these companies in a meaningfully comparative stock performance analysis of Agilent's peers, we have added the S&P Healthcare Equipment sector to our peer group. The performance of "Old Peer Group," which includes the Electronic Equipment Manufacturers, Semiconductor Equipment, Semiconductors and Communications Equipment sectors, is also included in the graph below for performance comparison and compliance purposes.

Comparison of 5 Years (11/18/1999 to 10/31/2004) Cumulative Total Return Among Agilent Technologies, The S&P 500 Index, The S&P Information Technology and Healthcare Peer Group Composite and The S&P Information Technology Peer Group Composite


DOLLARS
120
100
80
60
40
20
0
11/18/1999
10/31/2000
10/31/2001
10/31/2002
10/31/2003
10/31/2004
Agilent Technologies
S&P 500
New Peer Group
Old Peer Group

New Peer Group

Electronic Equipment Manufacturers	Semiconductor Equipment	Semiconductors	Communications Equipment	Healthcare Equipment
Symbol Technologies	Applied Materials, Inc.	Advanced Micro Devices	ADC Telecommunications Inc.	Bard (C.R.) Inc.
Tektronix	KLA-Tencor Corp.	Altera Corp.	Andrew Corp.	Baxter International Inc.
	Novellus Systems Inc.	Analog Devices	Avaya Inc.	Becton Dickinson & Co.
	Teradyne Inc.	Applied Micro Circuits Corp.	Ciena Corp.	Biomet Inc.
		Broadcom Corp.	Cisco Systems Inc.	Boston Scientific Corp.
		Intel Corp.	Comverse Technology Inc.	Fisher Scientific Intl. Inc.
		Linear Technology Corp.	Corning Inc.	Guidant Corp.
		LSI Logic Corp.	JDS Uniphase	Hospira Inc.
		Maxim Integrated Products	Lucent Technologies Inc.	Medtronic Inc.
		Micron Technology Inc.	Motorola Inc.	Perkin Emer Inc.
		National Semiconductor Corp.	Qualcomm Inc.	St. Jude Medical Inc.
		Nvidia Corp.	Scientific-Atlanta Inc.	Stryker Corp.
		PMC Sierra Inc.	Tellabs Inc	Thermo Electron Corp.
				Waters Corp.
				Zimmer Holdings Inc.

Old Peer Group

Electronic Equipment Manufacturers	Semiconductor Equipment	Semiconductors	Communications Equipment
Perkin Elmer Inc.	Applied Materials, Inc.	Advanced Micro Devices	ADC Telecommunications Inc.
Symbol Technologies	KLA-Tencor Corp.	Altera Corp.	Andrew Corp.
Tektronix	Novellus Systems Inc.	Analog Devices	Avaya Inc.
Thermo Electron Corp.	Teradyne Inc.	Applied Micro Circuits Corp.	Ciena Corp.
Waters Corp.		Broadcom Corp.	Cisco Systems Inc.
		Intel Corp.	Comverse Technology Inc.
		Linear Technology Corp.	Corning Inc.
		LSI Logic Corp.	JDS Uniphase
		Maxim Integrated Products	Lucent Technologies Inc.
		Micron Technology Inc.	Motorola Inc.
		National Semiconductor Corp.	Qlogic Corp.
		Nvidia Corp.	Qualcomm Inc.
		PMC Sierra Inc.	Scientific-Atlanta Inc.
			Tellabs Inc

ADDITIONAL QUESTIONS AND INFORMATION REGARDING THE ANNUAL MEETING AND STOCKHOLDER PROPOSALS

Q: ***What happens if additional proposals are presented at the annual meeting?***

A: Other than the three proposals described in this proxy statement, Agilent does not expect any matters to be presented for a vote at the annual meeting. If you grant a proxy, the persons named as proxy holders, Edward W. Barnholt, Agilent's Chairman of the Board, President and Chief Executive Officer, and D. Craig Nordlund, Agilent's Senior Vice President, General Counsel and Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the annual meeting. If for any unforeseen reason, any one or more of Agilent's nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

Q: ***What class of shares is entitled to be voted?***

A: Each share of Agilent's common stock outstanding as of the close of business on January 3, 2005, the Record Date, is entitled to one vote at the annual meeting. On the Record Date, Agilent had approximately 491,097,793 shares of common stock issued and outstanding.

Q: ***What is the quorum requirement for the annual meeting?***

A: The quorum requirement for holding the annual meeting and transacting business is a majority of the outstanding shares entitled to be voted. The shares may be present in person or represented by proxy at the annual meeting. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matter on which the broker has expressly not voted. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the annual meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (1) the broker has not received voting instructions from the beneficial owner and (2) the broker lacks discretionary voting power to vote such shares.

Q: ***Who will count the vote?***

A: A representative of Computershare Investor Services will tabulate the votes and act as the inspector of election.

Q: ***Is my vote confidential?***

A: Proxy instructions, ballots and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Agilent or to third parties except (1) as necessary to meet ***applicable*** legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation by the Board. Occasionally, stockholders provide written comments on their proxy card, which are then forwarded to Agilent's management.

Q: ***Who will bear the cost of soliciting votes for the annual meeting?***

A: Agilent will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by Agilent's directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Agilent has retained the services of Georgeson Shareholder Services ("Georgeson") to aid in the solicitation of proxies. Agilent estimates that it will pay Georgeson a fee of $15,000 for its services plus per call fees for any individual solicitations and reasonable out-of-pocket expenses. In addition, Agilent may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners.

Q: ***May I propose actions for consideration at next year's annual meeting of stockholders or nominate individuals to serve as directors?***

A: You may submit proposals for consideration at future annual stockholder meetings, including director nominations.

Stockholder Proposals: In order for a stockholder proposal to be considered for inclusion in Agilent's proxy statement for next year's annual meeting, the written proposal must be received by Agilent no later than September 15, 2005 and should contain such information as is required under Agilent's Bylaws. Such proposals will need to comply with the SEC's regulations regarding the inclusion of stockholder proposals in Agilent-sponsored proxy materials. In order for a stockholder proposal to be raised from the floor during next year's annual meeting, written notice must be received by Agilent no later than September 15, 2005 and should contain such information as required under Agilent's Bylaws. If we do not receive notice of your proposal within this time frame, our management will use its discretionary authority to vote the shares it represents as the Board may recommend.

Nomination of Director Candidates: Agilent's Bylaws permit stockholders to nominate directors at a stockholder meeting. In order to make a director nomination at an annual stockholder meeting, it is necessary that you notify Agilent not fewer than 120 days before the first anniversary of the date that the proxy statement for the preceding year's annual meeting was first sent to stockholders. Agilent's 2004 Proxy Statement was first sent to stockholders on January 13, 2005. Thus, in order for any such nomination notice to be timely for next year's annual meeting, it must be received by Agilent not later than September 15, 2005. In addition, the notice must meet all other requirements contained in Agilent's Bylaws and include any other information required pursuant to Regulation 14A under the Exchange Act.

Copy of Bylaw Provisions: You may contact the Agilent Corporate Secretary at Agilent's corporate headquarters for a copy of the relevant Bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates. Additionally, a copy of Agilent's Bylaws can be accessed on the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Corporate Governance" and then "Corporate Governance Policies" on the left hand side of the screen.

Q: ***How do I obtain a separate set of voting materials if I share an address with other stockholders?***

A: To reduce expenses, in some cases, we are delivering one set of voting materials to certain stockholders who share an address, unless otherwise requested by one or more of the stockholders. A separate proxy card is included in the voting materials for each of these stockholders. If you have only received one set, you may request separate copies of the voting materials at no additional cost to you by calling us at (650) 752-5522 or by writing to us at Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attn: Shareholder Records. You may also contact us by calling or writing if you would like to receive separate voting materials for future annual meetings.

Q: ***If I share an address with other stockholders of Agilent, how can we get only one set of voting materials for future meetings?***

A: You may request that we send you and the other stockholders who share an address with you only one set of voting materials by calling us at (650) 752-5522 or by writing to us at: Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attn: Shareholder Records.

You may receive a copy of Agilent's Annual Report on Form 10-K for the fiscal year ended October 31, 2004 without charge by sending a written request to Agilent Technologies, Inc., 395 Page Mill Road, Palo Alto, California 94306, Attn: Investor Relations.

By Order of the Board,



D. CRAIG NORDLUND
Senior Vice President, General Counsel
and Secretary
Dated: January 13, 2005

APPENDIX A

AGILENT TECHNOLOGIES, INC. PERFORMANCE-BASED COMPENSATION PLAN FOR COVERED EMPLOYEES

Amended and Restated Effective November 1, 2004

1. Purpose. The purpose of the Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees is to provide certain employees of Agilent Technologies, Inc. and its subsidiaries with incentive compensation based upon the level of achievement of financial, business and other performance criteria.

2. Definitions. As used in the Plan, the following terms shall have the meanings set forth below:

(a) **"Affiliate"** shall mean (i) any entity that, directly or indirectly, is controlled by the Company and (ii) any entity in which the Company has a significant equity interest, in either case as determined by the Committee.

(b) **"AFM"** shall mean the Company's Accounting and Financial Manual, as posted from time to time on the Company's internal web site.

(c) **"Base Pay"** shall mean the annual base rate of cash compensation, excluding bonuses, commissions, overtime pay, Variable Payments, Target Variable Payments, shift differential, payments under the Agilent Technologies, Inc. Income Protection Plan and the Agilent Technologies, Inc. Supplemental Income Protection Plan, or any other additional compensation.

(d) **"Board"** shall mean the Board of Directors of the Company.

(e) **"Code"** shall mean the Internal Revenue Code of 1986 and the regulations promulgated thereunder, all as amended from time to time and any successors thereto.

(f) **"Committee"** shall mean the Committee designated pursuant to Section 4 of the Plan.

(g) **"Company"** shall mean Agilent Technologies, Inc., a Delaware corporation.

(h) **"Covered Officer"** shall mean at any date (i) any individual who with respect to the previous taxable year of the Company, was a "covered employee" of the Company within the meaning of Section 162(m); provided, however that the term "Covered Officer" shall not include any such individual who is designated by the Committee, in its sole discretion, at the time of any Variable Payment or at any subsequent time, as reasonably expected not to be such a "covered employee" with respect to the then current taxable year of the Company, and (ii) any individual who is designated by the Committee, in its sole discretion, at the time of any Variable Payment or at any subsequent time, as reasonably expected to be such a "covered employee" with respect to the then current taxable year of the Company or with respect to the taxable year of the Company in which any applicable Variable Payment will be paid.

(i) **"Fiscal Year"** shall mean the twelve-month period from November 1 through October 31.

(j) **"Net Order Dollars"** shall be as defined in the Company's Corporate Marketing Policy, as posted on the Company's internal web site at the start of the Performance Period.

(k) **"Net Profit Dollars"** shall be as defined in the AFM at the start of the Performance Period.

(l) **"Net Profit Growth"** shall be defined with respect to any Performance Period as determined by the Committee, in its sole discretion.

(m) **"Net Revenue Dollars"** shall be as defined in the AFM at the start of the Performance Period.

(n) **"Participant"** shall mean each salaried employee of the Company or its Affiliates in active service whose position is designated by the Committee as eligible for participation in the Plan and who is selected by the Committee for participation in the Plan prior to the Predetermination Date.

(o) **"Performance Measure"** shall mean any measurable criteria tied to the Company's success that the Committee may determine, including Net Order Dollars, Net Profit Dollars, Net Profit Growth, Net Revenue Dollars, Revenue Growth, individual performance, earnings per share, return on assets, return on equity, return on invested capital, other Company and business unit financial objectives, customer satisfaction indicators and operational efficiency measures.

(p) **"Performance Period"** shall mean a six-month period of time based upon the halves of the Company's Fiscal Year, or such other time period as shall be determined by the Committee.

(q) **"Plan"** shall mean the Agilent Technologies, Inc. Performance-Based Compensation Plan for Covered Employees, as amended from time to time.

(r) **"Predetermination Date"** shall mean (i) the earlier of a date 90 days after the commencement of the Performance Period, or a date not later than the expiration of 25% of the Performance Period, provided that the satisfaction of selected Performance Measures is substantially uncertain at such time, or (ii) such other date on which a performance goal is considered to be pre-established pursuant to Section 162(m).

(s) **"Revenue Growth"** shall be defined with respect to any Performance Period as determined by the Committee, in its sole discretion.

(t) **"Section 162(m)"** shall mean Section 162(m) of the Code.

(u) **"Target Variable Payment "** shall mean a Variable Payment amount that may be paid if 100% of all applicable Performance Measures are achieved in the Performance Period. The Target Variable Payment shall be equal to a fixed percentage of the Participant's Base Pay for such Performance Period.

(v) **"Threshold Variable Payment Percentage"** shall mean the minimum level (percentage) of applicable Performance Measures for a Performance Period that a Participant must achieve in order for the Participant to be eligible to receive any Variable Payment for such Performance Period.

(w) **"Variable Payment"** shall mean a cash payment, which may be an addition to Base Pay, made pursuant to the Plan with respect to a particular Performance Period. The amount of a Variable Payment may be less than, equal to or greater than the Target Variable Payment; *provided, however*, that a Variable Payment shall not be greater than an amount equal to two hundred percent (200%) of the Target Variable Payment.

3. Eligibility. Persons employed by the Company or any of its Affiliates during a Performance Period and in active service are eligible to be Participants under the Plan for such Performance Period, whether or not so employed or living at the date a Variable Payment is paid, and may be considered by the Committee for a Variable Payment. A Participant is not rendered ineligible to be a Participant by reason of being a member of the Board. Notwithstanding anything herein to the contrary, the Committee shall have sole discretion to designate or approve the Participants for any given Performance Period.

4. Administration.

(a) Unless otherwise designated by the Board, the Compensation Committee of the Board shall be the Committee under the Plan. A director may serve as a member or an alternate member of the Committee only during periods in which the director is an "outside director" as described in Section 162(m). Subsequent determination that a member or alternate member of the Committee was not an "outside director" shall not invalidate the actions taken by the Committee during such period. The Committee shall have full power and authority to construe, interpret and administer the Plan. It may issue rules and regulations for administration of the Plan and shall meet at such times and places as it may determine. A majority of the members of the Committee shall constitute a quorum and all decisions of the Committee shall be final, conclusive and binding upon all parties, including the Company, its stockholders, employees and Participants.

(b) The expenses of the administration of the Plan shall be borne by the Company.

5. Term. Subject to Section 10(l), the amended and restated Plan shall be effective as of November 1, 2004, and shall be applicable for future Fiscal Years of the Company unless amended or terminated by the Board or the Committee pursuant to Section 10(e).

6. Determination of Plan Participants, Variable Payment Factors and Performance Measures. Prior to the Predetermination Date, the Committee shall designate or approve (a) the positions eligible for participation in the Plan; (b) the employees in those positions who have been selected for participation in the Plan for a Performance Period; (c) the applicable Performance Measures, the Threshold Variable Payment Percentage, the Target Variable Payment, and the maximum Variable Payments for each Participant; (d) the percentages allocated to each Participant for each Performance Measure, and (e) the Performance Period. In addition, notwithstanding the foregoing, all Performance Measures pertaining to any Covered Officer shall be of such a nature that an objective third party having knowledge of all the relevant facts could determine at the end of the Performance Period whether performance results with respect to such Performance Measures have been achieved.

7. Amount of Variable Payment.

(a) *Calculation.* Within 60 days after the end of the relevant Performance Period, the Committee shall determine the amount of the Variable Payment for each Participant by:

(i) Determining the actual performance results for each Performance Measure;

(ii) Determining the amount to which each Participant is entitled based on the percentage allocated by the Committee to each Performance Measure against the Target Variable Payment for each Participant; and

(iii) Certifying by resolution duly adopted by the Committee the value of the Variable Payment for each Participant so determined.

(b) *Committee Discretion.* Notwithstanding any other provision of this Plan, the Committee may, in the exercise of its sole discretion and based on any factors the Committee deems appropriate, reduce or eliminate to zero the amount of a Variable Payment to a Participant otherwise calculated in accordance with the provisions of Section 7(a) prior to payment thereof. The Committee shall make a determination of whether and to what extent to reduce Variable Payments under the Plan for each Performance Period at such time or times following the close of the Performance Period as the Committee shall deem appropriate. The reduction in the amount of a Variable Payment to a Participant for a Performance Period shall have no effect on the amount of the Variable Payment to any other Participant for such period.

(c) *Maximum.* Notwithstanding any other provision of this Plan, the maximum Variable Payment that may be paid to a Covered Officer under the Plan with respect to a particular Performance Period is $1.5 million. To the extent the period of time defining a Performance Period is changed by the Committee, then the maximum Variable Payment that may be paid to a

Covered Officer under the Plan with respect to the Performance Period is an amount that bears the same pro rata relationship to the new period of time as the above amount does to the current six-month Performance Period as set by the Committee.

8. Payment of Variable Payment.

(a) Payment of a Variable Payment to a Participant shall be made in a cash payment as soon as practicable after determination of the amount of the Variable Payment under Section 7 above, except to the extent a Participant has made a timely election to defer the payment of all or any part of such Variable Payment under the Agilent Technologies, Inc. Deferred Compensation Plan.

(b) The payment of a Variable Payment with respect to a specific Performance Period requires that the employee be on the Company's payroll as of the end of such Performance Period.

(c) Payments of Variable Payments to Participants who are on the payroll of Affiliates of the Company shall be paid directly by such entities.

9. Changes in Status.

(a) If during a Performance Period an employee is promoted into a position previously designated by the Committee as eligible for participation under the Plan, such employee is eligible for selection as a Participant effective as of the first day of the next Performance Period.

(b) Participants must be eligible for an entire Performance Period in order to be eligible for a Variable Payment; i.e., from the first to last work day of the Performance Period.

(c) A Participant will forfeit any Variable Payment for a Performance Period during which a Participant is involuntarily terminated for cause or voluntarily terminates his employment with the Company for reasons other than death, permanent and total disability, or retirement at the age and service-year level set by the Company or the local law requirements where the Participant is employed.

10. Miscellaneous.

(a) *No Assignment.* No portion of any Variable Payment under the Plan may be assigned or transferred otherwise than by will or the laws of descent and distribution prior to the payment thereof.

(b) *Tax Requirements.* All payments made pursuant to the Plan or deferred pursuant to Section 8(a) shall be subject to all applicable taxes or contributions required by U.S. federal or state law or by non-U.S. local law to be withheld, in accordance with the procedures to be established by the Committee.

(c) *No Additional Participant Rights.* The selection of an individual for participation in the Plan shall not give such Participant any right to be retained in the employ of the Company or any of its Affiliates, and the right of the Company and any such Affiliate to dismiss such Participant or to terminate any arrangement pursuant to which any such Participant provides services to the Company, with or without cause, is specifically reserved. No person shall have claim to a Variable Payment under the Plan, except as otherwise provided for herein, or to continued participation under the Plan. There is no obligation for uniformity of treatment of Participants under the Plan. The benefits provided for Participants under the Plan shall be in addition to, and shall in no way preclude other forms of compensation to, or in respect of, such Participants. It is expressly agreed and understood that the employment is terminable at the will of either party and, if such Participant is a party to an employment contract with the Company or one of its Affiliates, in accordance with the terms and conditions of the Participant's employment contract.

(d) *Liability.* The Board and the Committee shall be entitled to rely on the advice of counsel and other experts, including the independent auditors for the Company. No member of the Board or of the Committee, any officers of the Company or its Affiliates or any of their designees shall be liable for any act or failure to act under the Plan, except in circumstances involving bad faith on the part of such member, officer or designee.

(e) *Amendment; Suspension; Termination.* The Board or Committee may, at any time and from time to time, amend, suspend or terminate the Plan or any part of the Plan as it may deem proper and in the best interests of the Company. In the case of Participants employed outside the United States, the Board, the Committee or their designees may vary the provisions of the Plan as deemed appropriate to conform with local laws, practices and procedures. In addition, the Executive Committee of the Board or any of the General Counsel, Secretary or Assistant Secretary of the Company is authorized to make certain minor or administrative changes required by or made desirable by government regulation. Any modification of the Plan may affect present and future Participants and the amount of any Variable Payment hereunder.

(f) *Other Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Affiliate of the Company from adopting or continuing in effect other compensation arrangements, which arrangements may be either generally applicable or applicable only in specific cases.

(g) *Governing Law.* The validity, construction and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the State of Delaware and applicable federal law.

(h) *No Trust.* Neither the Plan nor any Variable Payments shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and any Participant. To the extent that the Participant acquires a right to receive payments from the Company in respect of any Variable Payment, such right shall be no greater than the right of any unsecured general creditor of the Company.

(i) *Section 162(m).* All payments under this Plan are designed to satisfy the special requirements for performance-based compensation set forth in Section 162(m)(4)(C) of the Code, and the Plan shall be so construed. Furthermore, if a provision of the Plan causes a payment to fail to satisfy these special requirements, it shall be deemed amended to satisfy the requirements to the extent permitted by law and subject to Committee approval.

(j) *Designation of Beneficiaries.* A Participant may, if the Committee permits, designate a beneficiary or beneficiaries to receive all or part of the Variable Payments which may be paid to the Participant, or may be payable, after such Participant's death. A designation of beneficiary shall be made in accordance with procedures specified by the Company and may be replaced by a new designation or may be revoked by the Participant at any time. In case of the Participant's death, a Variable Payment with respect to which a designation of beneficiary has been made (to the extent it is valid and enforceable under applicable law) shall be paid to the designated beneficiary or beneficiaries. Any Variable Payment granted or payable to a Participant who is deceased and not subject to such a designation shall be distributed to the Participant's estate. If there shall be any question as to the legal right of any beneficiary to receive a Variable Payment under the Plan, the amount in question may be paid to the estate of the Participant, in which event the Company or its Affiliates shall have no further liability to anyone with respect to such amount.

(k) *Effect on Company Benefit Plans.* With the exception of the Agilent Technologies, Inc. Deferred Compensation Plan, it is the intent of the Company that Company benefits payable or accruable to Participants, to the extent such benefits are based on earnings or compensation level, shall be based on Base Pay. Notwithstanding the foregoing, this paragraph (k) shall apply to Participants outside of the United States to the extent permissible under applicable local laws.

(l) *Stockholder Approval.* Shareholders of the Company will be asked to approve the Plan to the extent necessary to allow the Company under Section 162(m) to preserve the tax deductibility of payments for performance-based compensation made under the plan to Covered Officers. Plan amendments shall require stockholder approval to the extent required by applicable law or the applicable rules of any stock exchange.

Notice of 2005 Annual Meeting and Proxy Statement

2004 Annual Report to Stockholders

2004 Annual Report Consolidated Financial Statements

To Our Shareholders

Excellent financial results, great progress on operations and focused actions to address opportunities and challenges made 2004 a very successful turnaround year for Agilent. After the company returned to profitability in the fourth quarter of fiscal 2003, we achieved consistently strong profitability and generated more than $700 million in cash in 2004. We completed a sweeping operational transformation, maintained the R&D investments that fueled an outstanding year for new products, and improved our competitive position by entering new markets and exiting others. Agilent's 28,000 people continued to work with great skill and energy in a difficult environment to deliver these results. We began 2005 a much stronger company than we were a year ago, and we are excited by our opportunities to build on this year's accomplishments.

Outstanding Financial Performance in 2004

In 2004 Agilent's orders rose 15 percent over 2003 to $7 billion, while revenue increased 19 percent to $7.2 billion. During the first half of the year, strong demand in the semiconductor and related industries, especially wireless communications, was a key driver of this growth. In 2004 we also did an excellent job of managing operating expenses, which were $294 million lower than in 2003. This improvement reflects the work we have done during the past three years to bring Agilent's costs in line with the competitive realities of our markets; to date we have taken about $800 million out of our quarterly cost structure. In 2004 we earned $349 million, or 71 cents per share on GAAP basis, compared with a loss of $2.058 billion, or $4.35 per share, in 2003.(1) On a non-GAAP basis, earnings were $529 million, or $1.05 per share, compared with a loss of $121 million, or 26 cents per share, in 2003.

This was also an excellent year for asset management. Inventories were only $31 million higher at the end of 2004 than a year ago, a great result given our revenue increase for the year of more than $1.1 billion. In 2004, investments in property, plant and equipment declined by $87 million from 2003. These improvements, along with our strong profitability, enabled outstanding cash generation. We began 2005 with about $2.3 billion in cash and cash equivalents.

In 2004, two of our businesses did very well all year and two others were stronger in the first half of the year than in the second half. While we saw a decline in orders in wireless handset manufacturing test markets in the fourth quarter of 2004, our Test and Measurement (T&M) business achieved an 18 percent increase in overall orders and 15 percent growth in revenue in 2004. Driving T&M's comeback were improved conditions in many of its markets, strong new products, outstanding expense control and the benefits of its restructuring during the past three years. Our Life Sciences and Chemical Analysis (LSCA) business had a consistently strong year, with healthy growth in orders and revenue, a 30 percent improvement in operating profit, and record orders and revenue in the fourth quarter. LSCA enhanced its leadership in its core chemical analysis business, which serves the petrochemical and environmental markets, while strengthening its position in the life sciences business, where Agilent products and solutions are helping researchers understand the genetic basis of disease and develop new drugs.

After a strong first half, demand from the semiconductor and related industries slowed significantly, as the industry worked through excess inventory and capacity. This slowdown affected second-half results in our Semiconductor Products Group (SPG) and Automated Test Group (ATG). For the full year, orders in SPG were up 20 percent while revenue rose by 27 percent. In the fourth quarter we announced plans to sell SPG's camera module business to Flextronics after we determined that this business would not achieve acceptable profit levels as part of Agilent. In ATG, orders fell 2 percent for the full year while revenue increased by 22 percent over fiscal 2003. In 2004 we acquired IBM's flat-panel test business, which we believe complements our existing automated test businesses and offers excellent opportunities for profitable growth.

A Major Operational Transformation

In 2000 we launched a major effort to transform how Agilent operates in order to make the company more efficient and cost effective. In 2004 we largely completed this transformation, which is starting to deliver strong returns on our investments.

Our information technology (IT) systems have been a major focus of this effort. When Agilent became an independent company in 1999, we began to tailor our IT systems and applications to our needs. This year we completed the implementation of our ERP (enterprise resource planning) and customer support systems, which are key building blocks of our IT infrastructure. We also finished the outsourcing of some IT functions to partners who can deliver these services more cost-effectively. In 2004 we reduced legacy applications by nearly 60 percent, reduced our overall IT costs by 27 percent compared with 2003, and made it easier for customers to use the Agilent Web site to find product and support information.

Maintaining Investments in Research and Development

During the past three years, as we pursued our operational transformation and endured the severe downturn in the electronics industry, we balanced the need to lower costs with investments in research and development (R&D) that enable us to develop the new products that are crucial to long-term success. In 2004 we spent $914 million on R&D, with about 7 percent of this total at Agilent Laboratories, our central R&D facility. This year Agilent Labs extended its long track record of vital contributions to new products.

Based on the partnership between Labs and SPG, we introduced an industry-first laser sensor for Logitech's latest computer mouse that achieved strong market acceptance because it greatly extends the capabilities of the traditional mouse based on light emitting diodes. LSCA introduced a revolutionary new liquid chromatography product that takes advantage of Agilent's core competencies in microfluidics, optics and semiconductor materials and that has many potential applications for sample separation and preparation in life sciences research. And in EPSG, we launched a high-performance arbitrary wave generator, based on world class Labs research in digital-to-analog converters and digital interpolators for RF signal generation.

Customer and Quality Focus

New products, as well as our operational improvements, contributed to substantial customer recognition in 2004. Nortel Networks™ named Agilent its 2003 Technology Supplier of the Year, and we won the Outstanding Supplier Award from RF Micro Devices in China, as well as the Global Supplier Award from Eli Lilly and Company. We are gratified by these awards and determined to achieve further progress addressing and anticipating customer needs.

To help further improve our performance with customers, the Agilent Customer Satisfaction program provides customer feedback that we track and compare with aggressive improvement goals. We also rolled out a new quality education program to employees globally, and initiated a company-wide Six Sigma quality program.

A Leader in Corporate Citizenship

Outstanding corporate citizenship has two main components, and both were important priorities for Agilent in 2004. The first element is corporate governance – the practices that bring to life the highest standards of integrity and transparency. The other element of citizenship is the role we play as an employer and community member. In 2004 we were proud to be ranked No. 9 on the 100 Best Corporate Citizens list published by *Business Ethics* magazine, which cited Agilent's "diversity practices and superior treatment of the community." In 2004 more than 6,000 Agilent people volunteered in company-supported education, health and human service, and environmental programs or events; 16 countries where we do business have active community programs; approximately 273,000 students were reached through Agilent-sponsored education programs; and we improved our environmental performance in a number of areas. This year we were formally recognized for our contributions and results in 22 communities worldwide. Our corporate citizenship efforts strengthen Agilent's long-term competitiveness and help improve the viability of our many communities, and we will continue to make these efforts a priority.

Business Outlook

Agilent competes in large markets that are undergoing significant change and are becoming mature. While overall growth rates in these markets are likely to be modest, there are numerous opportunities for more robust growth within these markets. Our products, customer relationships and deep technology expertise position us well to pursue these opportunities, and we will continue to do so in 2005.

The imbalance in semiconductor inventory and capacity that affected our results in the second half of 2004 is a reason for caution as we begin 2005, but we do not believe that we are entering a deep downturn like the one that started in 2001. While we expect demand in our wireless test business to be soft in the first half of 2005, we believe the semiconductor industry will work through the overcapacity during the first half of fiscal 2005 but will be down slightly for the full year.

Our priorities in 2005 start with our focus on maintaining the financial and operational discipline that was crucial to our results in 2004. We will build on the dramatic progress we have made in our cost structure and in our IT, manufacturing and other functions. This year we will also emphasize the need to improve all aspects of our customers' experience with Agilent. We survey our customers in depth on a regular basis, and we are taking action to increase their satisfaction and loyalty. In addition, we are increasing our investments in employee development in 2005, in order to expand the skills, leadership capability and commitment of Agilent's people.

The start of 2005 is the beginning of Agilent's sixth year as an independent company. It has been an incredible first five years. We launched the company, grew rapidly, survived the downturn and transformed virtually every element of how we do business. Our people and culture have been tested, we have learned a lot, and we have emerged as a much stronger company. Now we are embarking on a transformation in growth and innovation that is equal in scope to the operational transformation we have made. Our overarching goal in 2005 is to achieve consistently profitable growth. The key to doing that is to unleash the innovative capacity of Agilent's people. Our ability to innovate, combined with our outstanding products, long-term customer relationships and greater operational efficiency, position us well to achieve our goals in 2005 and to continue making Agilent the company we want it to be.



Ned Barnholt
Chairman, President and Chief Executive Officer

Annual Report

[1] $1.4 billion of the net loss in 2003 was the result of a non-cash charge to establish a tax valuation allowance.

Agilent at a Glance

Agilent delivers critical tools and technologies that sense, measure and interpret the physical and biological world. Our innovative solutions enable a wide range of customers in communications, electronics, life sciences and chemical analysis to make technological advancements that drive productivity and improve the way people live and work.

About two thirds of Agilent's revenue was generated from outside of the United States in fiscal 2004. With 28,000 employees around the world, our global presence offers a competitive advantage. Agilent's manufacturing, R&D, sales and support capabilities around the world give customers the flexibility they need in today's competitive environment.

Business Group	2004 Net Revenue	Description
Test and Measurement	**$2.9** billion	Our test and measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment and communications networks and services. Test and measurement employed about 11,200 people worldwide as of Oct. 31, 2004. ***Markets:*** Our test and measurement markets include the communications test and general purpose test markets. ***Product areas:*** Communications test products include testing solutions for fiber optic networks; transport networks; broadband and data networks; wireless communications; microwave networks; installation and maintenance solutions; and operations support systems, including monitoring and network management systems. General purpose test solutions include general purpose instruments; modular instruments and test software; digital design products; and high-frequency electronic design tools.
Automated Test	**$0.9** billion	Our automated test business provides test solutions that are used in the manufacture of semiconductor devices, electronics (primarily printed circuit-board assemblies) and flat panel displays. Automated test employed approximately 2,200 people worldwide as of Oct. 31, 2004. ***Markets:*** Our automated test business sells to the semiconductor manufacturing, electronics manufacturing and flat panel display markets. ***Product areas:*** Our automated test business designs, develops and manufactures semiconductor test equipment, electronics manufacturing test equipment (including automated optical inspection products, automated x-ray inspection products, automated in-circuit testing products and manufacturing test systems software) and thin-film transistor array test equipment for flat panel displays.

Business Group	2004 Net Revenue	Description
Semiconductor Products	**$2.0** billion	Our semiconductor products business is a leading supplier of semiconductor components, modules and subsystems for consumer and commercial electronics applications. As of Oct. 31, 2004, semiconductor products employed about 6,800 people worldwide. ***Markets:*** Our semiconductor products business serves the personal systems and networking markets. ***Product areas:*** Our personal systems products (for use in mobile phones, printers, PC peripherals and consumer electronics) include radio frequency and microwave communications devices such as film bulk acoustic resonator (FBAR) duplexers and E-pHEMT power amplifiers; infrared emitters, detectors and transceiver module products; printing application-specific integrated circuits (ASICs); optical image sensors and processors, and optical position sensors; and light emitting diodes (LEDs) and optocoupler products. We are also engaged in a global joint venture – Lumileds – with Philips Electronics, which develops, manufactures and sells LEDs, modules, products and systems for a broad spectrum of lighting applications. Our networking products include fibre channel controller products, fiber optic products and high-speed digital integrated circuit products.
Life Sciences and Chemical Analysis	**$1.3** billion	Our life sciences and chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. We employed about 3,900 people worldwide as of Oct. 31, 2004 in this business. ***Markets:*** Life science markets, which account for about 40 percent of revenue from this business, include the pharmaceutical analysis, gene expression and proteomics markets. Chemical analysis markets, which make up the other 60 percent of revenue, include the petrochemical, environmental, homeland security and forensics, and bioagriculture and food safety markets. ***Product areas:*** Our seven key product categories include microarrays; microfluidics; gas chromatography; liquid chromatography; mass spectrometry; software and informatics products; and related consumables, reagents and services.
Agilent Laboratories	Agilent Laboratories is our central research organization. Agilent Labs engages in 1) applied research leading to technology that can be transferred to our existing businesses in communications, life sciences and electronics, and 2) research that creates new businesses that are outside of our current markets but within our fields of interest. Agilent Labs also provides technology integration across the company.	
Agilent Sales and Support	Agilent sells and distributes products primarily through direct sales, but we also utilize distributors, resellers, telesales and electronic commerce. Our businesses provide a range of services and customer support, including systems integration, technical and product support, consulting and knowledge services.	

Officers

Edward W. (Ned) Barnholt
Chairman of the Board of Directors, President and Chief Executive Officer

Adrian T. Dillon
Executive Vice President and Chief Financial Officer

William P. Sullivan
Executive Vice President and Chief Operating Officer

William R. Hahn
Senior Vice President, Corporate Relations

Jean M. Halloran
Senior Vice President, Human Resources

Larry C. Holmberg
Senior Vice President, Sales, Marketing and Customer Support

D. Craig Nordlund
Senior Vice President, General Counsel and Secretary

Young K. Sohn
Senior Vice President of Agilent and President of Semiconductor Products Group

Jack P. Trautman
Senior Vice President of Agilent and President of Automated Test Group

Chris van Ingen
Senior Vice President of Agilent and President of Life Sciences and Chemical Analysis Group

Thomas E. White
Senior Vice President of Agilent and President of Communications Solutions Group

John R. Eaton
Vice President, Finance and Corporate Development and Treasurer

Didier Hirsch
Vice President and Controller

Marie Oh Huber
Vice President, Assistant General Counsel and Assistant Secretary

Darlene Solomon
Vice President and Director of Agilent Laboratories

Directors

Edward W. (Ned) Barnholt
Chairman of the Board of Directors, President and Chief Executive Officer

James G. Cullen
Retired President and Chief Operating Officer of Bell Atlantic Corporation (now known as Verizon)

Robert J. Herbold
Retired Executive Vice President of Microsoft Corporation

Walter B. Hewlett
Independent Researcher and Director, Center for Computer Assisted Research in the Humanities and Public Policy Institute of California

Robert L. Joss
Dean of the Graduate School of Business of Stanford University

Koh Boon Hwee
Chairman of Singapore Airlines Ltd.

Heidi Kunz
Executive Vice President and Chief Financial Officer of Blue Shield of California

David M. Lawrence, M.D.
Chairman Emeritus of Kaiser Foundation Health Plan, Inc. and Kaiser Foundation Hospitals

A. Barry Rand
Chairman and Chief Executive Officer of Equitant

Board Committees

Audit & Finance Committee
Heidi Kunz, Chairperson
Robert J. Herbold
Walter B. Hewlett
Robert L. Joss

Compensation Committee
James G. Cullen, Chairperson
Koh Boon Hwee
David M. Lawrence, M.D.
A. Barry Rand

Nominating/Corporate Governance Committee
David M. Lawrence, M.D., Chairperson
James G. Cullen
Robert J. Herbold
Walter B. Hewlett
Robert L. Joss
Koh Boon Hwee
Heidi Kunz
A. Barry Rand

Executive Committee
David M. Lawrence, M.D., Chairperson
Edward W. (Ned) Barnholt

All listed officers, except John R. Eaton, William R. Hahn, Larry C. Holmberg, Marie Oh Huber and Darlene Solomon, are executive officers of Agilent under Section 16 of the Securities Exchange Act of 1934.

Agilent's annual meeting of shareholders will take place on Tuesday, March 1, 2005 at 10:00 a.m. at the South San Francisco Conference Center, 255 South Airport Boulevard, South San Francisco, California.

Investor Information

Please see the full and audited financial statements and footnotes contained in this booklet. To receive paper copies of the annual report, proxy statement, Form 10-K, earnings announcements and other financial information, people in the United States and Canada should call our toll-free number: (877) 942-4200. People calling from outside the United States and Canada should dial: (402) 573-9919. You can also access financial information at Agilent's Investor Relations Web site. The address is http://www.investor.agilent.com.

Corporate Governance, Business Conduct and Ethics

Agilent's Corporate Governance Standards, the charters of our Audit and Finance Committee, our Compensation Committee, our Executive Committee and our Nominating/Corporate Governance Committee as well as Agilent's Standards of Business Conduct (including code of ethics provisions that apply to our principle executive officer, principle financial officer, controller and senior financial officers) are available on our website at *http://www.investor.agilent.com* under "Corporate Governance Policies." You can also request a hard copy of any of this information by contacting (877) 942-4200 (in the United States or Canada) or (402) 573-9919 (outside the United States and Canada).

Agilent submitted its Annual Certification of the Chief Executive Officer to the New York Stock Exchange regarding the New York Stock Exchange corporate governance listing standards on March 22, 2004. Agilent filed its Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for the fiscal year ended October 31, 2004 filed with the Securities and Exchange Commission on December 21, 2004.

Transfer Agent and Registrar

Please contact our transfer agent, at the phone number or address listed below, with any questions about stock certificates, transfer of ownership or other matters pertaining to your stock account.

Computershare Investor Services
P.O. Box A3504
Chicago, IL 60690-3504
United States

If calling from anywhere within the United States and Canada: (877) 309-9856.

If calling from outside the United States: (312) 588-4672.

The e-mail address for general shareholder inquiries for Computershare is: web.queries@computershare.com.

Investor Contact

Agilent Technologies, Inc.
Investor Relations Department
395 Page Mill Road
Palo Alto, CA 94306

You can also contact the Investor Relations Department via e-mail at the Agilent Investor Relations Web site at http://www.investor.agilent.com. Click "Phone or Email" in the "Contact IR" box to send a message.

Agilent Headquarters

Agilent Technologies, Inc.
395 Page Mill Road
Palo Alto, CA 94306
Phone: (650) 752-5000

Common Stock

Agilent is listed on the New York Stock Exchange and our ticker symbol is "A." There were approximately 62,264 registered shareholders as of December 16, 2004. Since we plan to retain future earnings to maximize the growth and development of our company, we do not anticipate paying cash dividends in the foreseeable future. We do not currently offer direct purchase of Agilent shares from the company or a dividend re-investment plan (DRIP).

The following tables summarize the high and low stock prices by period for Agilent's common stock.

Fiscal 2004	**High**	**Low**
First Quarter (ended January 31, 2004)	$38.80	$24.97
Second Quarter (ended April 30, 2004)	$37.62	$26.91
Third Quarter (ended July 31, 2004)	$29.68	$22.63
Fourth Quarter (ended October 31, 2004)	$25.31	$19.51

Fiscal 2003	**High**	**Low**
First Quarter (ended January 31, 2003)	$20.30	$13.19
Second Quarter (ended April 30, 2003)	$16.82	$11.30
Third Quarter (ended July 31, 2003)	$22.64	$15.48
Fourth Quarter (ended October 31, 2003)	$26.48	$20.31

This Annual Report, including the letter titled "To Our Shareholders," contains forward-looking statements (including, without limitation, information regarding customer needs, corporate citizenship, profitability, ability to grow profitably, future opportunities, our position to pursue those opportunities and achieve goals, the outlook for the general economy and for the markets that Agilent serves and maintenance of financial and operational discipline) that involve risks and uncertainties that could cause results of Agilent to differ materially from management's current expectations. These risks include the ability to execute successfully through business cycles while it continues to implement workforce and other cost reductions; the ability to meet and achieve the benefits of its cost reduction goals and otherwise successfully adapt its cost structures to continuing changes in business conditions; ongoing competitive, pricing and gross margin pressures; the risk that our cost-cutting initiatives will impair our ability to develop products and remain competitive and to operate effectively; the impact of geopolitical uncertainties on our markets and our ability to conduct business; the ability to improve asset performance to adapt to changes in demand; the ability to successfully introduce new products at the right time, price and mix and other risks detailed in Agilent's filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended Oct. 31, 2004 as well as any subsequent filings made after December 21, 2004.

The materials contained in this annual report are as of January 7, 2005, unless otherwise noted. The content of this annual report contains time-sensitive information that is accurate only as of this date. If any portion of this annual report is redistributed at a later date, Agilent will not be reviewing or updating the material in this report.

This Annual Report contains the full, audited financials and notes thereto contained in the following section of this booklet with the tab "Annual Report Financials". Within the Annual Report Financials, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risks, Uncertainties and Other Factors That May Affect Future Results" for more complete information on each of our businesses and Agilent as a whole.

AGILENT TECHNOLOGIES, INC

RECONCILIATION FROM GAAP TO NON-GAAP NET INCOME TWELVE MONTHS ENDED OCTOBER 31, 2004 (Unaudited)

(In millions, except per share amounts)	GAAP	Non-GAAP Adjustments: Other Intangibles	Restructuring and Asset Impairment	Contract Termination Fees	Gain On Sale of Assets	Camera Module Charge	Investment Impairments	Other	Adjustment for Income Taxes	Non-GAAP
Orders	$6,997	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$6,997
Net revenue	$7,181	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$7,181
Costs and expenses:										
Cost of products and services	4,058	(19)	(54)	(4)	—	(18)	—	(8)	—	3,955
Research and development	933	—	(16)	(3)	—	—	—	—	—	914
Selling, general and administrative	1,804	(3)	(91)	(7)	1	—	—	(34)	—	1,670
Total costs and expenses	6,795	(22)	(161)	(14)	1	(18)	—	(42)	—	6,539
Income from operations	386	22	161	14	(1)	18	—	42	—	642
Other income (expense), net	54	—	8	—	—	—	7	4	—	73
Income from operations before taxes	440	22	169	14	(1)	18	7	46	—	715
Provision for taxes	91	—	—	—	—	—	—	—	95	186
Net income	$ 349	$ 22	$ 169	$ 14	$ (1)	$ 18	$ 7	$ 46	$ (95)	$ 529
Net income per share - Basic and Diluted:										
Basic	$ 0.72	$0.05	$0.35	$0.03	$(0.00)	$0.04	$0.01	$0.10	$(0.20)	$ 1.10
Diluted	$ 0.71	$0.04	$0.34	$0.03	$(0.00)	$0.04	$0.01	$0.09	$(0.19)	$ 1.05(1)
Weighted average shares used in computing net income per share:										
Basic	483	483	483	483	483	483	483	483	483	483
Diluted	490	490	490	490	490	490	490	490	490	526(1)

(1) In order to calculate non-GAAP diluted net income per share, we added 36 million shares and approximately $26 million of after-tax interest expense to non-GAAP net income to treat our senior convertible debentures as if they were converted. The impact of this was ($.03) to our diluted earnings per share.

AGILENT TECHNOLOGIES, INC

RECONCILIATION FROM GAAP TO NON-GAAP NET LOSS TWELVE MONTHS ENDED OCTOBER 31, 2003 (Unaudited)

(In millions, except per share amounts)	GAAP	Non-GAAP Adjustments							Non-GAAP
		Other Intangibles	Restructuring and Asset Impairment	Gain on Sale of Assets	SFAS No. 142	Retirement Plans Curtailment Loss	Other	Adjustment for Income Taxes	
Orders	$ 6,084	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$6,084
Net revenue	$ 6,056	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$6,056
Costs and expenses:									
Cost of products and services	3,750	(46)	(111)	–	–	(1)	(5)	–	3,587
Research and development	1,051	–	(66)	–	–	(1)	–	–	984
Selling, general and administrative	1,980	(9)	(195)	2	–	(3)	(1)	–	1,774
Total costs and expenses	6,781	(55)	(372)	2	–	(5)	(6)	–	6,345
Loss from operations	(725)	55	372	(2)	–	5	6	–	(289)
Other income (expense), net	35	–	15	(3)	–	–	–	–	47
Loss from operations before taxes	(690)	55	387	(5)	–	5	6	–	(242)
Provision for taxes	1,100	–	–	–	–	–	–	(1,221)	(121)
Loss before cumulative effect of accounting change	(1,790)	55	387	(5)	–	5	6	1,221	(121)
Cumulative effect of adopting SFAS No. 142	(268)	–	–	–	268	–	–	–	–
Net loss	$(2,058)	$ 55	$ 387	$ (5)	$ 268	$ 5	$ 6	$1,221	$ (121)
Net loss per share - Basic and Diluted:									
Loss before cumulative effect of accounting change	$ (3.78)	$0.11	$0.82	$(0.01)	$ –	$0.01	$0.01	$ 2.58	$ (0.26)
Cumulative effect of adopting SFAS No. 142	(0.57)	–	–	–	0.57	–	–	–	–
Net loss	$ (4.35)	$0.11	$0.82	$(0.01)	$0.57	$0.01	$0.01	$ 2.58	$ (0.26)
Weighted average shares used in computing net loss per share:									
Basic and diluted	473	473	473	473	473	473	473	473	473

Annual Report

AGILENT TECHNOLOGIES, INC

RECONCILIATION OF QUARTERLY COST STRUCTURE REDUCTION

Quarterly Cost Structure Reduction
(in millions)

Operational Cost Reduction:	
Restructuring	$600
IT Costs	100
Other	100
	$800

Agilent's operating breakeven cost structure can be reconciled to GAAP breakeven cost structure as follows: Total GAAP costs and expenses: less restructuring, less cost of sales decrement, less unusual IT projects such as ERP and CRM.

We provide non-GAAP financial information in order to provide meaningful supplemental information regarding our operational performance and to enhance our investors' overall understanding of our core current financial performance and our prospects for the future. We believe that our investors benefit from seeing our results "through the eyes" of management in addition to the GAAP presentation. Management measures segment and enterprise performance using measures such as those that are disclosed in this release. This information facilitates management's internal comparisons to the company's historical operating results and comparisons to competitors' operating results.

Non-GAAP information allows for greater transparency to supplemental information used by management in its financial and operational decision making. Historically, we have reported similar non-GAAP information to our investors and believe that the inclusion of comparative numbers provides consistency in our financial reporting.

This information is not in accordance with, or an alternative for, generally accepted accounting principles in the United States. It excludes items, such as restructuring and amortization, that may have a material effect on the company's net income (loss) and net income (loss) per share calculated in accordance with GAAP. Management monitors these items to ensure that expenses are in line with expectations and that our GAAP results are correctly stated but does not use them to measure the ongoing operating performance of the company. The non-GAAP information we provide may be different from the non-GAAP information provided by other companies.

Historical amounts were reclassified to conform with current period presentation.

Notice of 2005 Annual Meeting and Proxy Statement

2004 Annual Report to Stockholders

2004 Annual Report Consolidated Financial Statements

Annual Report Financials



TABLE OF CONTENTS

SELECTED FINANCIAL DATA
(Unaudited)

	Years Ended October 31,				
	2004	2003	2002	2001	2000
	(in millions, except per share data)				
Consolidated Statement of Operations Data (1, 2, 3):					
Net revenue	$7,181	$ 6,056	$ 6,010	$8,396	$9,361
Income (loss) from continuing operations before taxes	440	(690)	(1,547)	(477)	1,018
Income (loss) from continuing operations	349	(1,790)	(1,022)	(406)	672
Income from discontinued operations, net of taxes	–	–	–	6	85
Gain (loss) from the sale of discontinued operations, net of taxes	–	–	(10)	646	–
Income (loss) before cumulative effect of accounting changes	349	(1,790)	(1,032)	246	757
Cumulative effect of adopting SFAS No. 133, net of taxes	–	–	–	(25)	–
Cumulative effect of adopting SAB 101, net of taxes	–	–	–	(47)	–
Cumulative effect of adopting SFAS No. 142	–	(268)	–	–	–
Net income (loss)	$ 349	$(2,058)	$(1,032)	$ 174	$ 757
Net income (loss) per share – Basic:					
Income (loss) from continuing operations	$ 0.72	$ (3.78)	$ (2.20)	$ (0.89)	$ 1.49
Income from discontinued operations, net	–	–	–	0.01	0.19
Gain (loss) from the sale of discontinued operations, net	–	–	(0.02)	1.41	–
Cumulative effect of adopting SFAS No. 133, net	–	–	–	(0.05)	–
Cumulative effect of adopting SAB 101, net	–	–	–	(0.10)	–
Cumulative effect of adopting SFAS No. 142	–	(0.57)	–	–	–
Net income (loss)	$ 0.72	$ (4.35)	$ (2.22)	$ 0.38	$ 1.68
Net income (loss) per share – Diluted:					
Income (loss) from continuing operations	$ 0.71	$ (3.78)	$ (2.20)	$ (0.89)	$ 1.48
Income from discontinued operations, net	–	–	–	0.01	0.18
Gain (loss) from the sale of discontinued operations, net	–	–	(0.02)	1.41	–
Cumulative effect of adopting SFAS No. 133, net	–	–	–	(0.05)	–
Cumulative effect of adopting SAB 101, net	–	–	–	(0.10)	–
Cumulative effect of adopting SFAS No. 142	–	(0.57)	–	–	–
Net income (loss)	$ 0.71	$ (4.35)	$ (2.22)	$ 0.38	$ 1.66
Weighted average shares used in computing basic net income (loss) per share	483	473	465	458	449
Weighted average shares used in computing diluted net income (loss) per share	490	473	465	458	455

	October 31,				
	2004	2003	2002	2001	2000
			(in millions)		
Consolidated Balance Sheet Data (1):					
Cash and cash equivalents	$2,315	$1,607	$1,844	$1,170	$ 996
Working capital	$2,706	$1,983	$2,899	$2,797	$2,476
Total assets	$7,056	$6,297	$8,203	$7,986	$8,330
Senior convertible debentures	$1,150	$1,150	$1,150	$ –	$ –
Stockholders' equity	$3,569	$2,824	$4,627	$5,659	$5,265

(1) Consolidated financial data and notes for all periods present our healthcare solutions business as a discontinued operation.

(2) Income from continuing operations for the year ended October 31, 2004 includes a pre-tax restructuring charge of $161 million, including a pre-tax asset impairment charge of $25 million. Loss from continuing operations for the year ended October 31, 2003 includes a pre-tax restructuring charge of $372 million, including a pre-tax asset impairment charge of $15 million, and a non-cash charge recorded during the third quarter of 2003 to establish a tax valuation allowance of $1.4 billion. The $1.4 billion included $0.4 billion of tax benefits recorded during the first six months of 2003 resulting in approximately $1.0 billion net tax provision recorded within provision for taxes for the year ended October 31, 2003; the valuation allowance essentially eliminated our net deferred tax assets. Loss from continuing operations for the year ended October 31, 2002 includes a pre-tax restructuring charge of $474 million including a pre-tax asset impairment charge of $163 million. Loss from continuing operations for the year ended October 31, 2001 includes a pre-tax gain of $269 million relating to the sale of surplus land in California, inventory charges of $460 million, a pre-tax restructuring charge of $154 million primarily relating to severance expenses and a pre-tax asset impairment charge of $74 million for our customer support software.

(3) Consolidated statement of operations data for the year ended October 31, 2001 and 2000 includes the impact of the sale of our portfolio of lease assets to CIT Group Inc. (formerly known as Tyco Capital Corporation). In 2001, net proceeds from this sales transaction were $287 million and we recognized $254 million in net revenue from continuing operations and $131 million in cost of products from continuing operations. In 2000, net proceeds from this sales transaction were $234 million and we recognized $197 million in net revenue from continuing operations and $83 million in cost of products from continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This report contains forward-looking statements including, without limitation, statements regarding trends, cyclicality, seasonality and growth in the markets we sell into, our strategic direction, expenditures in research and development, contracts, remediation and indemnification, our future effective tax rate, new product introductions, product pricing, changes to our manufacturing processes, our liquidity position, our ability to generate cash from continuing operations, our image sensor technology and the sale of our camera module business, our expected growth, the potential impact of our adopting new accounting pronouncements, our financial results, revenue generated from international sales, our potential repatriation of earnings, the impact of our enterprise resource planning systems implementation, the impact of our variable cost structure, our obligations under and assumptions about our retirement and post-retirement benefit plans, our lease payment obligations, savings from our restructuring programs and the existence or length of an economic recovery that involve risks and uncertainties. Our actual results could differ from the results contemplated by these forward-looking statements due to certain factors, including those discussed in Item 7 and elsewhere in this report.

Overview

Agilent, incorporated in Delaware in May 1999, is a global diversified technology organization that provides enabling solutions to markets within the communications, electronics, life sciences and chemical analysis industries. Prior to our initial public offering of 15.9 percent of our stock in November 1999, we were a wholly-owned subsidiary of Hewlett-Packard. Hewlett-Packard distributed the remaining 84.1 percent of our stock to its stockholders on June 2, 2000 in the form of a stock dividend.

Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Reclassifications

Amounts in the consolidated financial statements as of and for the years ended October 31, 2003 and October 31, 2002 have been reclassified to conform to the presentation used in 2004.

Executive Summary

The sales of our products and services are dependent, to a large degree, on customers whose industries are subject to cyclical trends in the demand for their products. Shifts in the semiconductor market, electronics industry, computer industry and telecommunications markets, as well as rapidly shifting global economic conditions, have had and will have significant impacts on our businesses.

In those industry segments where we are a capital equipment provider, our revenue is dependent on the capital expenditure budgets and spending patterns of our customers, who often delay or accelerate purchases in reaction to changes in their businesses and in the economy. We expect some portions of our businesses to remain cyclical in the foreseeable future. Given these spending patterns, we are moving towards a more variable cost structure in order to minimize any adverse impact to our profitability. This includes the use of contract manufacturers and third-party service providers.

We generate revenue directly from sales of components incorporated in consumer electronics, such as cell phones, cameras, games, personal computers, and printers, or indirectly from sales of test and measurement equipment used to design, manufacture or test such components. Sales of these components and test and measurement equipment are concentrated during the holiday season. This seasonal pattern means that we typically experience higher revenues and orders during our fourth quarter as manufacturers ramp up production and then decline in our first quarter. We also experience larger volumes of business in our fourth quarter for products that we sell to the aerospace and defense industry and the U.S. government and generally experience reduced volumes during our first quarter. However, in the fourth quarter of 2004 our usual seasonal increase in revenues and orders did not occur. We experienced a decline in orders in the third and fourth quarter largely in the semiconductor and wireless handset manufacturing test markets.

Orders in 2004 were up by 15 percent, with much of that growth in the first half of the year. Test and measurement orders increased 18 percent year-over-year related to a strong Aerospace and Defense industry, growth in consumer electronics, and expansion of the Asian handset manufacturing capacity. Semiconductor products orders grew 20 percent over 2003, with strength in the personal systems market, offset by a decline in the networking market. Our automated test business saw a slight decline in orders over the prior year, caused by a market decrease in the second half of the year. Orders increased 13 percent over last year in the life sciences and chemical analysis markets. This increase was driven by the demand for replacement systems over our large installed base, increased U.S. government spending for homeland security, spending related to environmental testing in Asia, and increased demand from generic drug manufacturers.

Annual revenues were at their highest level since 2001. Net revenue for the year was $7,181 million, an increase of 19 percent over 2003. Our test and measurement and our life sciences and chemical analysis businesses experienced revenue growth throughout 2004. However our automated test and semiconductor products business experienced revenue declines in the second half of the year, particularly in the fourth quarter. These declines were in large part due to our customers' excess capacity and excess inventory in the semiconductor industry.

Cost of sales as a percentage of net revenue decreased 5 percentage points from 2003 to 2004. This is a reflection of our continued work on lowering our cost structure. We will continue to see the benefits of a more variable cost structure, including the impact of using contract manufacturers and third-party service providers.

Operating expenses as a percent of revenue have declined from 62 percent in 2002 and 50 percent in 2003 to 38 percent in 2004. In dollar terms, operating expenses have declined $720 million from 2002 to 2003 and $294 million from 2003 to 2004. Reduced restructuring and asset impairment charges, coupled with increased savings from these efforts, account for the majority of the expense reduction in both years. In 2004, pension and post-retirement benefits decreased by $45 million due to additional funding, better investment results and a favorable interest rate environment. Our efforts to reduce our infrastructure costs and to control discretionary spending also contributed to the decrease. We completed the implementation of our Enterprise Resource Planning ("ERP") and Customer Relationship Management ("CRM") projects, and have now begun to see some of the benefits in cost savings and operational improvement.

Total cash and cash equivalents increased $708 million to $2.3 billion at October 31, 2004. Net cash provided from operating activities was $663 million for 2004. Cash on hand as of October 31, 2004 was $2,315 million. Days sales outstanding decreased to 52 days as of October 31, 2004 from 58 days a year ago. We have improved our inventory days-on-hand from 93 days as of October 31, 2003 to 89 days as of the end of the current period.

Income from operations in 2004 was $386 million, an increase of approximately $1,111 million. The increase was due to an increase in revenue of $1,125 million, as well as the benefit of our restructuring plans. As we increased our revenues, we continued to keep spending under tight control allowing this revenue increase to fully impact our profit increase.

Looking forward, we expect increases in the test and measurement and life sciences and chemical analysis markets in 2005. We expect the semiconductor and semiconductor capital equipment markets to be slightly down. We intend to further reduce our costs and expenses to meet our operating cost structure goals. The announced sale of our camera module business is not expected to have a material impact on operating profits in 2005. The revenues for 2004 associated with the camera module business were approximately $300 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, restructuring and asset impairment charges, inventory valuation, retirement and post-retirement plan assumptions, valuation of long-lived assets and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware or software), services, and other arrangements (multiple element arrangements) that include combinations of products and services. Revenue from product sales, net of trade discounts and allowances, is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Revenue is reduced for estimated product returns and distributor price protection, when appropriate. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue occurs when the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete. Revenue from services is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. When arrangements include multiple elements, we use objective evidence of fair value to allocate revenue to the elements and recognize revenue when the criteria for revenue recognition have been met for each element. The amount of product revenue recognized is affected by our judgments as to whether an arrangement includes multiple elements and if so, whether vendor-specific objective evidence of fair value exists for those elements. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition. Most of these conditions are subjective and actual results could vary from the estimated outcome, requiring future adjustments to revenue.

Restructuring and asset impairment charges. We recognize a liability for restructuring costs at fair value only when the liability is incurred. The three main components of our restructuring plans are related to workforce reductions, the consolidation of excess facilities and asset impairments. Asset impairments primarily consist of property, plant and equipment. Workforce-related charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance payments. Plans to consolidate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sublease income. We recognize charges for consolidation of excess facilities when we have vacated the premises. Asset impairment charges are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of buildings and equipment. These estimates were derived using the guidance of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), Staff Accounting Bulletin 100, "Restructuring and Impairment Charges" ("SAB 100"), Emerging Issues Task Force 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and lastly, SFAS No. 146 "Accounting for Exit or Disposal Activities" ("SFAS No. 146") which is effective for exit and disposal activities initiated after December 31, 2002. If the amounts and timing of cash flows from restructuring activities are significantly different from what we have estimated, the actual amount of restructuring and asset impairment charges could be materially different, either higher or lower, than those we have recorded.

Inventory valuation. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based upon estimates about future demand and actual usage. Such estimates are difficult to make under most economic conditions. The excess balance determined by this analysis becomes the basis for our excess inventory charge. Our marketing department plays a key role in our excess inventory review process by providing updated sales forecasts, managing product rollovers and working with manufacturing to maximize recovery of excess inventory. If actual market conditions are less favorable than those projected by management, additional write-downs may be required. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Retirement and post-retirement plan assumptions. Retirement and post-retirement benefit plans are a significant cost of doing business and yet represent obligations that will be ultimately settled far in the future and therefore are subject to estimation. Pension accounting is intended to reflect the recognition of future benefit costs over the employee's approximate service period based on the terms of the plans and the investment and funding decisions made by us. We are required to make assumptions regarding such variables as the expected long-term rate of return on assets and the discount rate, which are used to determine service cost and interest cost to arrive at pension income or expense for the year. As of October 31, 2004, the expected long-term rate of return in the U.S. was 8.5 percent, and ranged from 4.5 to 7.5 percent for our plans outside the U.S. We have analyzed the rates of return on assets used and determined that these rates are reasonable based on the plans' historical performance relative to the overall markets in the countries where the plans are effective. Management will continue to assess the assumptions on the expected long-term rate of return on plan assets for each plan based on relevant market conditions as prescribed by accounting principles generally accepted in the U.S. and will make adjustments to the assumptions as appropriate. Discount rate assumptions were based on the prevailing market long-term interest rates at the measurement date. We are also required to make assumptions for the long-term health care cost trend rates for our post-retirement benefit plans. If any of our assumptions were to change, our benefit plan expenses would also change. A one percent decrease in the estimated return on plan assets would result in increased pension expense of $6 million for 2005 in the U.S. and $11 million for 2005 for all plans outside the U.S. Retirement and post-retirement benefit plan expense is allocated to cost of sales, research and development and selling, general and administrative expenses in the consolidated statement of operations. We incurred expenses of $142 million in 2004, $187 million in 2003 and $122 million in 2002 for our retirement and post-retirement plans. We expect expenses of approximately $117 million in 2005 for our retirement and post-retirement plans.

Workforce-related events such as restructuring cause curtailment and settlement gains or losses when they have a material impact on the average future working lifetime or total number of participants in our retirement and postretirement plans. Our restructuring programs have resulted in material changes to our plan demographics in the U.S. and several other countries in 2002 and 2003. The curtailment and settlement gains and losses related to each event are separately identified in Note 14, "Retirement Plans and Post-retirement Benefits" to the consolidated financial statements in Item 15 of this report.

Valuation of long-lived assets. We performed our fiscal 2004 annual goodwill impairment analysis in the fourth quarter of 2004. Based on our estimates of forecasted discounted cash flows and our market capitalization, at that time, we concluded that we did not have any impairment. We have also assessed the recoverability of our long-lived assets, by determining whether the carrying value of such assets will be recovered through undiscounted future cash flows. We incurred $25 million of asset impairment charges in 2004, primarily relating to a manufacturing site in California.

The process of evaluating the potential impairment of goodwill and other intangibles is highly subjective and requires significant judgment. We estimate expected future cash flows of our various businesses, which operate in a number of markets and geographical regions. We then determine the carrying value of these businesses. We exercise judgment in assigning and allocating certain assets and liabilities to these businesses. We then compare the carrying value including goodwill and other intangibles to the discounted future cash flows. If the total of future cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Estimates of the future cash flows associated with the assets are critical to these assessments. Changes in these estimates based on changed economic conditions or business strategies could result in material impairment charges in future periods. We performed the required transitional impairment test upon our adoption of SFAS No. 142 in the first quarter of 2003 and recorded a $268 million charge related to goodwill.

The process of evaluating the potential impairment of long-lived assets such as our property plant and equipment is also highly subjective and requires significant judgment. In order to estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as the real estate market, industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, changes in assumptions and estimates could materially impact our reported financial results.

Accounting for income taxes. Significant management judgment is required in determining our provision for income taxes and in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or foreign tax credit carryforwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are determined not to be realizable. Realization is based on our ability to generate sufficient future taxable income. During the third quarter of 2003, we recorded a non-cash charge to establish a valuation allowance of $1.4 billion, which included approximately $0.4 billion of tax benefits recorded during the first six months of 2003 resulting in an approximately $1.0 billion net tax provision recorded within provision for taxes for 2003. The valuation allowance was determined in accordance with the provisions of SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109"), which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. Cumulative losses incurred in the U.S. and in the U.K. jurisdictions in recent years represented sufficient negative evidence, which made it difficult for positive evidence to overcome under SFAS No. 109. Accordingly, a full valuation allowance was recorded. We intend to maintain a full valuation allowance until sufficient positive evidence exists to support reversal of the valuation allowance. Profits or losses incurred in the U.S. and the U.K. affect the ongoing amount of the valuation allowance. We expect that pre-tax income in fiscal 2005 will be recognized at a lower rate because future income taxes in the U.S. and the U.K. will be offset against adjustments to the valuation allowance to effectively eliminate any tax expense or benefit in those jurisdictions. Income taxes will continue to be recorded for various jurisdictions subject to the need for valuation allowances in those jurisdictions.

We have not provided for U.S. federal income and foreign withholding taxes on a portion of our non-U.S. subsidiaries' undistributed income as of October 31, 2004 because we intend to reinvest such income indefinitely. Should we decide to remit this income to the U.S. in a future period, our provision for income taxes may increase materially in that period.

On October 22, 2004, the American Jobs Creation Act ("AJCA") was signed into law. The AJCA includes a deduction of 85 percent for certain foreign earnings that are repatriated, as defined in the AJCA, at an effective tax cost of 5.25 percent on any such repatriated foreign earnings. Agilent may elect to apply this provision to qualifying earnings repatriations in fiscal 2005. We have begun an evaluation of the effects of the repatriation provision. However, Agilent does not expect to be able to complete this evaluation until after Congress or the Treasury Department provides additional clarifying language on key elements of the provision. We expect to complete our evaluation of the effects of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language. The range of possible amounts that Agilent is considering for repatriation under this provision is between zero and $970 million. The related potential range of income tax is between zero and $51 million.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Restructuring and Asset Impairment

Summary

We currently have three restructuring plans – one initiated in the fourth quarter of 2001 (the "2001 Plan"), a second initiated in the fourth quarter of 2002 (the "2002 Plan"), and a third initiated in the first quarter of 2003 (the "2003 Plan") after it became clear that the actions taken in fiscal 2001 and fiscal 2002 would not be sufficient to return the company to profitability.

All of our plans were designed to reduce costs and expenses in order to return the company to profitability. As of the end of 2004, we have reduced our workforce by approximately 16,700 people (approximately 15,100 from involuntary terminations and approximately 1,600 from net attrition) to approximately 28,000 employees.

Our plans to consolidate excess facilities resulted in charges for lease termination fees and losses anticipated from sub-lease agreements. We have exited more than 115 production, support and sales facilities in the U.S., Korea, Japan, U.K. and other countries, representing more than 4.6 million square feet, or about 24 percent of our worldwide property. We will continue to make lease payments on some of this space over the next five years. We lease most of these buildings from third parties, and the closures impacted all segments. In most cases, we are exiting administrative office buildings which house sales and administrative employees. However, a small number of production facilities were closed as a result of our plans to consolidate manufacturing into fewer sites.

Actions for all plans have been focused on segments that were impacted most severely by the market downturn – primarily our test and measurement and semiconductor products businesses – but actions have also been taken to reduce the costs associated with support services such as finance, information technology, workplace services and to a lesser extent our other business segments. Cost reductions were initiated by moving manufacturing and some of our global shared services operations sites to lower cost regions, reducing the number of properties, particularly sales and administrative sites, and by reducing our workforce through involuntary terminations and selected outsourcing of manufacturing and administrative functions. Our strategy is to move towards a more variable operating cost structure.

We have executed all key actions under our 2001 Plan, although there may be changes in estimates for the consolidation of excess facilities due to changes in market conditions from those originally expected at the time the charges were recorded. Our 2002 Plan is complete. We are continuing to see the estimated savings of $350 million per quarter ($300 million from the 2001 Plan and $50 million from the 2002 Plan) that was initially projected. The 2003 Plan is still being implemented, however, we have already realized the expected $125 million reduction in quarterly operational costs. We expect to incur further restructuring costs and increase the savings related to the 2003 Plan in the first half of 2005.

We recorded restructuring and asset impairment charges of $161 million, $372 million and $474 million for 2004, 2003 and 2002, respectively. Our plans to consolidate excess facilities resulted in charges of $35 million in 2004 for lease termination fees and losses anticipated from sub-lease agreements related to our 2001 and 2003 Plans. Similar charges in 2003 and 2002 were $37 million and $53 million, respectively. We will continue to make lease payments on some of this excess facility space over the next five years. Charges associated with workforce reductions and asset impairments related to our 2003 Plan were $101 million and $25 million, respectively, for 2004. Similar charges relating to all plans were $353 million for 2003 and $421 million for 2002.

The restructuring accrual for all plans, representing future outlays, which totaled $87 million as of October 31, 2004 and $89 million as of October 31, 2003 is recorded in other accrued liabilities on the consolidated balance sheet. For further details on our restructuring plans, see Note 13, "Restructuring and Asset Impairment" to the consolidated financial statements in Item 15 of this report.

New Accounting Pronouncements

Adoption of New Pronouncements

In January 2003 the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which was amended by FIN 46R issued in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIE's") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires consolidation of VIE's for which Agilent is the primary beneficiary and disclosure of a significant interest in a VIE for which Agilent is not the primary beneficiary. As a result of our review, no entities were identified requiring disclosure or consolidation under FIN 46.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"). SAB No. 104 rescinds certain sections of

SAB No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. The adoption of this standard did not affect our financial condition, results of operations or cash flows.

In December 2003, the FASB issued a revision SFAS No. 132 (the "revision"), "Employers' Disclosures about Pensions and Other Postretirement Benefits". The revision requires additional disclosures relating to the description of the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans recognized during interim periods. We adopted the disclosure requirements beginning with the first quarter of 2004 and the standard is effective for all future quarterly and annual reports; see Note 14 for such disclosures.

In March 2004, the FASB issued EITF No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which provides new guidance for assessing impairment losses on debt and equity investments. The new impairment model applies to investments accounted for under the cost or equity method and investments accounted for under FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." EITF No. 03-01 also includes new disclosure requirements for cost method investments and for all investments that are in an unrealized loss position. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however the disclosure requirements remain effective and the applicable ones have been adopted for our year-end 2004. We will evaluate the effect, if any, of EITF 03-01 when final guidance is issued.

In March 2004, the EITF reached a consensus on EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies" ("EITF 03-16"). The EITF concluded that if investors in a limited liability company have specific ownership accounts, they should follow the guidance prescribed in Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures, and EITF Topic No. D-46, Accounting for Limited Partnership Investments." Otherwise, investors should follow the significant influence model prescribed in Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The adoption of this Issue did not have a material impact on the company's financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require Agilent to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which Agilent currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires Agilent to adopt the new accounting provisions beginning in our fourth quarter of 2005. Agilent has not yet determined the impact of applying the various provisions of SFAS No. 123R.

In May 2004, the FASB issued a FASB Staff Position ("FSP") regarding SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") enacted in December 2003 and supersedes FSP No. 106-1, which was issued in January 2004. FSP No. 106-2 considers the effect of the two new features introduced in the Act in determining our accumulated postretirement benefit obligation ("APBO") and net periodic postretirement benefit cost. The effect on the APBO will be accounted for as an actuarial experience gain to be amortized into income over the average remaining service period of plan participants. Companies may elect to defer accounting for this benefit or may attempt to reflect the best estimate of the impact of the Act on their net periodic costs currently. The adoption of FSP No. 106-2 in the fourth quarter of 2004 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs – an amendment of ARB No. 43" ("FAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are evaluating the impact of this standard on our consolidated financial statements.

In December 2004, the FASB issued an FSP regarding "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the AJCA, FSP 109-b. FSP 109-b allows Agilent time beyond the fourth quarter of 2004, the period of enactment, to evaluate the effect of the AJCA on our plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109 "Accounting of Income Taxes." See the discussion of the potential impact on Agilent in "Critical Accounting Policies and Estimates – Accounting for Income Taxes," above.

Acquisitions

We made one acquisition during 2003 and three during 2004, which were not significant to our consolidated financial position, results of operations or cash flows. These acquisitions were accounted for either under the purchase method of accounting as defined in SFAS No. 141 or as a purchase of assets. For the acquisitions accounted for under SFAS No. 141, the results of operations of the acquired companies were included prospectively from the date of acquisition and the acquisition cost was allocated to the acquired tangible assets and liabilities and identifiable intangible assets based on fair values at the date of acquisition. Residual amounts were recorded as goodwill. In-process research and development write-offs were insignificant.

Unaudited pro forma statement of operations information has not been presented because the effects of the purchase method acquisitions were not material on either an individual or an aggregated basis.

Foreign Currency

Our revenues, costs and expenses, and monetary assets and liabilities are exposed to changes in foreign currency exchange rates as a result of our global operating and financing activities. We hedge net cash flow and balance sheet exposures that are not denominated in the functional currencies of our subsidiaries on a short term and anticipated basis. We do experience some fluctuations within individual lines of the consolidated statement of operations and balance sheet as our hedging program is not designed to offset the currency movements in each category of revenues, expenses, monetary assets and liabilities. However, movements in exchange rates net of our hedging activities had no material effect on our net income (loss) in the periods presented. For example, the weakening of the U.S. dollar throughout 2004 led to an increase in revenue of approximately $150 million, which primarily affected Europe and Japan. However, this was offset by an increase to cost of sales of approximately $65 million and an increase to operating expenses of approximately $80 million relating to those foreign currency movements. Our hedging activities resulted in an increase of cost of sales of approximately $3 million for the fiscal year end October 31, 2004. The effect of exchange rate movements on our consolidated statement of cash flows was $14 million in 2004 compared to $20 million and $6 million in 2003 and 2002, respectively.

Indemnifications

Indemnifications to Hewlett-Packard Company

We have given multiple indemnities to Hewlett-Packard Company in connection with our activities prior to our spin-off from Hewlett-Packard for the businesses that constituted Agilent prior to the spin-off. These indemnifications cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property and environmental matters. The agreements containing these indemnifications have been previously disclosed as exhibits to our registration statement on Form S-1 filed on August 16, 1999. In our opinion, the fair value of these indemnifications is not material.

Indemnifications to Koninklijke Philips Electronics, N.V. ("Philips")

In connection with the sale of our healthcare solutions business to Philips on August 1, 2001, we indemnified Philips for various matters, including product liability issues arising within two years of the sale agreement. In our opinion, the fair value of these indemnifications is not material.

Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Agilent. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Agilent which provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. See Exhibits 3.2 and 10.6 of this document. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not made payments related to these obligations, and the fair value for these obligations is zero on the consolidated balance sheet as of October 31, 2004.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

Results of Continuing Operations

Income from continuing operations increased to $349 million in 2004 from losses of $1,790 million in 2003 and $1,022 million in 2002. The increase in income from 2003 to 2004 of approximately $2,139 million was primarily due to revenues increasing by $1,125 million, gross margins improving by 5 percentage points, while operating expenses were down $294 million year-over-year. The provision for taxes also decreased by $1,009 million year over year due to the $1,022 million valuation allowance charge in 2003. The increase in loss from 2002 to 2003 of approximately $768 million was also primarily due to this tax provision of $1,022 million, offset by a reduction of $326 million of goodwill amortization charges. Fiscal year 2004 was an improved year for Agilent. Agilent had strong profitability in all four quarters of 2004 due to tight controls on our operating structure and 19 percent revenue growth. This is despite a weakening in our semiconductor-related businesses markets, which we began to experience in the third quarter after a strong first half. We have accomplished cost reductions via streamlining our IT systems environment and the number of IT applications. This was brought about by the completion of the implementation of our ERP and CRM projects. Direct IT costs incurred for the implementation of our ERP and CRM projects were $162 million in 2004, $180 million in 2003 and $146 million in 2002. We have also reduced our workforce to 28,000 employees from a peak of 44,000 in April 2001. The final step of our restructuring was the consolidation of excess manufacturing facilities and moving global shared services to lower cost regions and outsourcing services where it made economic sense. Our gross margins improved in 2004. We have reduced our indirect spending by approximately $82 million. This reduction was accomplished by focusing our spending with preferred suppliers and by continuing to reduce spending on IT consulting services. We have also continued to monitor our professional service agreements for savings and value provided to the business. Indirect spending has been reduced through a combination of stronger sourcing negotiations, demand management and compliance with our policy of using preferred suppliers.

We have continued to maintain our research and development expenditures in order to prepare for our future. We introduced several new products including new proteomic tools and the industry's first fully automated lab-on-a-chip system for basic research and drug discovery in our life sciences and chemical analysis business. In our automated test business, we introduced a new memory test system as well as strengthened the systems on a chip platform with enhancements and new products. We have also entered into the flat panel display test market with our acquisition of IBM's flat panel display business. In our test and measurement segment we introduced the world's first 13 gigahertz oscilloscope.

Orders and Net Revenue

	Years Ended October 31,			2004 over 2003 % Change	2003 over 2002 % Change
	2004	2003	2002		
		(in millions)			
Orders	$6,997	$6,084	$6,013	15%	1 %
Net Revenue:					
Products	$6,302	$5,240	$5,234	20%	—
Services and other	879	816	776	8%	5 %
Total net revenue	$7,181	$6,056	$6,010	19%	1 %

	Years Ended October 31,			2004 over 2003 Ppts Change	2003 over 2002 Ppts Change
	2004	2003	2002		
% of Total Net Revenue:					
Products	88%	87%	87%	1 %	—
Services and other	12%	13%	13%	(1)%	—
Total	100%	100%	100%	—	—

	Years Ended October 31,			2004 over 2003 % Change	2003 over 2002 % Change
	2004	2003	2002		
		(in millions)			
Americas	$2,424	$2,347	$2,553	3%	(8)%
Europe	1,474	1,214	1,154	21%	5 %
Asia Pacific	3,283	2,495	2,303	32%	8 %
Total net revenue	$7,181	$6,056	$6,010	19%	1 %

Orders in 2004 were up by 15 percent, with much of that growth in the first half of the year. Orders were up year over year in all businesses except automated test, which saw a 2 percent decrease over the prior year, primarily caused by our customers' excess capacity and excess inventory that had built up over the second half. We started experiencing a weakening in orders in the third and fourth quarters largely in the semiconductor related and wireless handset manufacturing test markets. The order demand remained strong in aerospace defense, personal systems, life sciences and chemical analysis markets. Orders in 2003 were flat compared to 2002, although during the fourth quarter of 2003, we saw a marked increase from earlier in the year. Orders in 2003 were driven by an increase in orders from cell phone manufacturers and demand for components that are included in consumer electronics, such as cell phones, cameras, games, personal computers, printers and test and measurement solutions used in the design and manufacturing of consumer electronics.

Net revenue in 2004 increased by 19 percent over 2003, including the impact of foreign currency exchange rates. All of our businesses experienced this increase in revenue. The semiconductor products market was very strong in the first half, but we have seen a decline as our customers work off inventory. We experienced a similar decline in the second half of the year in our automated test business, which is also highly dependent on the semiconductor market. Geographically, net revenue significantly increased in Europe and especially in Asia Pacific while having a modest increase in the U.S., Canada, Latin America (collectively referred to as the "Americas"). This modest improvement in the Americas was as expected as the economy in the U.S. recovered and the excess supply of used equipment was depleted. The strong growth in Asia Pacific was due to continued growth in the contract manufacturing and outsourcing markets in that region. Net revenue in 2003 was flat compared to 2002, although during fiscal year 2003 we saw an increase at the end of the year during our seasonally high fourth quarter.

Services and other includes revenue generated from servicing our installed base of products, warranty extensions and consulting in all years. In 2004 and 2003, services and other revenue increased as our installed base of products increased.

Costs and Expenses

As a % of Net Revenue	Years Ended October 31,			2004 over 2003 Ppts Change	2003 over 2002 Ppts Change
	2004	2003	2002		
Cost of products as a percentage of product revenue	55%	61%	64%	(6)	(3)
Cost of services and other as a percentage of services and other revenue	65%	70%	65%	(5)	5
Total costs as a percentage of total net revenue	57%	62%	64%	(5)	(2)
Research and development	13%	17%	21%	(4)	(4)
Selling, general and administrative	25%	32%	41%	(7)	(9)

Total cost of sales as a percentage of net revenue decreased 5 percentage points from 2003 to 2004. Cost of services and other as a percentage of services and other revenue decreased by 5 percentage points and cost of products as a percentage of product revenue decreased 6 percentage points from 2003. This is a reflection of our continued work on lowering our cost structure, principally through our restructuring programs that contributed incremental savings of $248 million in 2004 as compared to 2003. We will continue to see the benefits of a more variable cost structure through use of selective outsourcing and our variable pay programs for our employees.

Total cost of sales as a percentage of net revenue was relatively flat from 2002 to 2003. Cost of services and other as a percentage of services and other revenue increased by 5 percentage points while cost of products as a percentage of product revenue decreased slightly from 2002. The increase in cost of services and other was driven by increased materials consumption for our service and support businesses. Cost of products decreased primarily due to net incremental restructuring savings of $310 million, and a reduction of inventory charges. This decrease was offset by unfavorable mix and volume impacts and the unfavorable currency impact due to the weakening of the U.S. dollar.

Inventory charges totaled $45 million in 2004, $11 million in 2003 and $74 million in 2002. Inventory charges in 2004 included a $20 million charge relating to our camera module business. Inventory charges in 2002 reflected continuing weakness in some of our largest markets, particularly in the telecommunications market. We experienced a significant decline in inventory charges in 2003 compared to 2002 primarily due to our efforts to effectively manage our inventory levels. Sales of previously reserved inventory were $24 million in 2004, compared to $17 million in 2003 and $34 million in 2002.

Research and development expenses as a percentage of net revenue decreased by 4 percentage points in 2004 as a result of net incremental savings from our restructuring efforts of approximately $89 million. The actual decrease from 2003 to 2004 was $118 million. Research and development expenses as a percentage of net revenue decreased in 2003 from 2002 as a result of savings from our restructuring efforts of approximately $220 million and decreased indirect spending of approximately $95 million in 2003. These savings were offset by increased costs due to the weakening of the U.S. dollar of approximately $30 million. Our research and development efforts focus on potential new products and product improvements covering a wide variety of technologies in communications, electronics, life sciences and chemical analysis, none of which is individually significant to our operations. At our central research facility, Agilent Laboratories, we conduct five types of research and development: basic research, which contributes to the fundamental understanding of areas anticipated to be important in the very long term; foundation technologies research, which enables fundamental advances across all businesses; communications research, which creates technologies to enable pervasive access to information; life sciences research, which enables new measurement solutions to facilitate the development of next-generation pharmaceuticals and molecular diagnostics; and measurement research, which provides critical advances in test and measurement electronics and systems. The research at Agilent Laboratories represents less than 10 percent of Agilent's consolidated spending on research and development and is intended to be relatively high in technical risk and to be the foundation for future products over a longer time horizon, generally five to ten years out. The majority of our research and development is nearer term and occurs in Agilent's four business segments. This research and development is aimed at improving the more than 20,000 products already in production and on new product releases. Because of the large number of new and existing products and research and development projects across all of our businesses and at Agilent Laboratories, it is difficult to quantify the impact of any specific products or projects. We are committed to bringing new products to the market and have focused our development efforts on key strategic opportunities in order to align our business with available markets and position ourselves to capture market share.

Selling, general and administrative expenses as a percentage of net revenue decreased 8 percentage points in 2004 compared to 2003. Of the $176 million decline, approximately $137 million related to our ongoing restructuring cost savings. The decline was also driven in part by the decrease in indirect spending. The remainder of the decrease reflects our efforts in reducing our infrastructure costs and initiatives to control discretionary spending. Selling, general and administrative expenses as a percentage of net revenue decreased 9 percentage points in 2003 compared to 2002. Selling and general and administrative expenses declined primarily due to a decrease in goodwill amortization and impairments of $326 million. The decline was also driven in part by a decline in indirect spending of $55 million, and incremental net restructuring savings of approximately $170 million, which were partially offset by increased costs due to the weakening of the U.S. dollar.

At October 31, 2004, our headcount was approximately 28,000 compared to 29,000 in 2003 and 36,000 in 2002.

Income (Loss) from Operations

	Years Ended October 31,			2004 over 2003 Change	2003 over 2002 Change
	2004	2003	2002		
	(in millions)				
Income (loss) from operations	$386	$(725)	$(1,607)	153%	55%
Operating profit (deficit) margin	5%	(12)%	(27)%	17 ppts	15 ppts

Income from operations in 2004 was $386 million, an increase of approximately $1,111 million. The increase was primarily due to a revenue increase of $1,125 million, combined with $211 million less restructuring charges in 2004 compared to 2003 and approximately $474 million of incremental savings that the restructuring produced.

Our decrease in loss from operations in 2003 to 2002 of $882 million was primarily due to a decrease in goodwill amortization and impairments of $326 million, decreased spending on indirect expenses of approximately $160 million, decreased inventory charges of $63 million and net incremental savings from our restructuring plans.

Other Income (Expense), Net

	Years Ended October 31,			2004 over 2003 % Change	2003 over 2002 % Change
	2004	2003	2002		
	(in millions)				
Interest income	$ 27	$ 26	$ 44	4%	(41)%
Interest expense	(36)	(36)	(36)	–	–
Other income (expense), net	63	45	52	40%	(13)%
Total other income (expense), net	$ 54	$ 35	$ 60	54%	(42)%

Other income (expense), net generally includes interest income, interest expense, rental income, currency gain (loss) on balance sheet remeasurement, our share of income from joint ventures and equity investments and other miscellaneous items. Other income (expense), net increased by $19 million in 2004 compared to 2003 due primarily to an increase in equity income from a joint venture of $22 million. Other income (expense), net decreased $25 million in 2003 over 2002. This decrease was driven primarily by a decrease in net interest income of $17 million as interest rates and cash decreased.

Tax Valuation Allowance and Provision (Benefit) for Taxes

	Years Ended October 31,		
	2004	2003	2002
		(in millions)	
Provision (benefit) for taxes	$91	$1,100	$(525)

For the year ended October 31, 2004, we recorded an income tax provision of $91 million as compared with an income tax provision of $1,100 million, for the year ended October 31, 2003. The current year-to-date provision was recorded for taxes on income generated in certain jurisdictions other than the U.S. and the U.K. During the third quarter of 2003, we recorded a non-cash charge to establish a valuation allowance of $1.4 billion which included approximately $0.4 billion of tax benefits recorded during the first six months of 2003, resulting in an approximately $1.0 billion net deferred tax provision recorded within provision for taxes for 2003. The valuation allowance was determined in accordance with the provisions of SFAS No. 109 which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable; such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S. and the U.K. in recent years represented sufficient negative evidence under SFAS No. 109 to require a full valuation allowance in these jurisdictions. We intend to maintain a full valuation allowance in these jurisdictions until sufficient positive evidence exists to support the reversal of the valuation allowance.

For 2004, the annual effective tax rate was 20.7 percent. With the exception of other comprehensive income ("OCI"), this tax rate reflects taxes in jurisdictions other than the U.S. and the U.K., in which income tax or benefit continues to be offset by adjustments to the valuation allowance. From time to time the company undertakes certain employment, capital and other investment actions that subjects the company's income to reduce tax rates. This tax rate may change over time as the amount or mix of income and taxes changes. Our effective tax rate is calculated using our projected annual pre-tax income or loss and is affected by research and development tax credits, the expected level of other tax benefits, the effects of business acquisitions and dispositions, the impact of changes to the valuation allowance, changes in OCI, as well as changes in the mix of income and losses outside the U.S. and the U.K. jurisdictions having varying statutory rates. The income tax provision of $91 million includes a $53 million (12 percent) benefit for valuation allowance adjustments based on changes in OCI items during 2004, which is comprised of $16 million due to increases in currency translation adjustments and $37 million due to the elimination of the minimum pension liability in the U.K. Under SFAS No. 109, adjustments to the valuation allowance may be required to be recorded to the provision for income taxes line item, even though the tax effects arose from changes in items in other comprehensive income.

For 2003, the effective tax rate was affected by the charge for the valuation allowance. For 2002, the effective tax rate was 34 percent. In 2004 compared to 2003, the lower tax rate in 2004 results principally from the company recording a net $1 billion deferred tax expense related to the valuation allowance charge in 2003 combined with the mix of income and losses outside the U.S. and U.K. jurisdictions having varying statutory rates.

As a result of cumulative actions we have undertaken such as restructuring, geographic location of activities and other actions, our tax rate is lower than in the past and we expect it to continue to be lower in the future. For 2005, we expect an effective tax rate of roughly 20 percent plus or minus 5 percentage points.

General Infrastructure and Shared Services

Overall, we have decreased our infrastructure costs primarily through our restructuring programs and cost controls. We have reduced the number of employees in our workforce that provide support services such as finance, information technology and workplace services, decreased the space that we occupy in our sales and administrative buildings and moved some of our global shared services operations sites to lower cost regions. Compared to the same time last year, incremental savings for infrastructure costs for the twelve months ended October 31, 2004 associated with restructuring plans and cost controls were approximately $230 million. We allocated these savings to all businesses according to usage of related services. The general infrastructure and shared services ended 2004 with approximately 4,000 employees, a decrease of approximately 200 employees from one year ago and approximately 1,700 employees from two years ago.

Segment Overview

Agilent is a global diversified technology company that provides enabling solutions to markets within the communications, electronics, life sciences and chemical analysis industries. We have four primary businesses: test and measurement, automated test, semiconductor products and life sciences and chemical analysis. In addition to the discussion below, also see Note 19, "Segment Information" in Notes to Consolidated Financial Statements.

Test and Measurement

Our test and measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems and communications networks and services. Our communications test solutions generated approximately 70 percent of test and measurement revenues in 2004 while our general purpose test solutions generated approximately 30 percent. Overall order activity over the last 3 years demonstrates the cyclical nature of the markets for our test and measurement products. Orders dropped dramatically during 2002 (29 percent) and 2003 (5 percent) and grew 18 percent year-over-year in 2004.

Orders and Net Revenue

	Years Ended October 31,			2004 over 2003 Change	2003 over 2002 Change
	2004	2003	2002		
		(in millions)			
Orders	$2,856	$2,413	$2,549	18%	(5)%
Net revenue from products	$2,498	$2,135	$2,219	17%	(4)%
Net revenue from services and other	405	394	393	3%	—
Total net revenue	$2,903	$2,529	$2,612	15%	(3)%
Income (loss) from operations	219	(315)	(710)	170%	56%
Operating margin (deficit)	8%	(12)%	(27)%	20 ppts	15 ppts
Return on invested capital ("ROIC")	8%	(9)%	(17)%	17 ppts	8 ppts

The increase in orders in 2004 compared to 2003, was related to strong aerospace defense business, growth in consumer electronics (DVD players, LCD TVs, cell phones) and expansion of the Asian handset manufacturing capacity. Compared to 2003, test and measurement has experienced an 18 percent increase in orders. While our wireline test orders grew slightly from last year, we experienced significant growth in our wireless communications test (primarily one box testers, network analyzers and wireless systems) and general purpose test (mainly driven by integrated circuit ("IC") lithography and basic instruments like multi-meters, oscilloscopes and counters) businesses. The decrease in orders in 2003 compared to 2002 was driven by the deterioration of the wireline communications market, pricing pressures, the competitive pressures of the used equipment market and reduction in capital expenditure spending by telecommunications providers.

Test and measurement revenues were up 15 percent year-over-year. Leading this trend in the communications test markets, wireless test revenues were up 22 percent while wireline test was down 11 percent year-over-year. The good results in wireless test was in large part due to the expansion of cell phone handset production in Asia. Pricing pressure and the used equipment market impacted wireline revenues. Communications test makes up approximately 70 percent of the test and measurement revenues and wireless test makes up approximately 80 percent of communications test. General purpose test revenues were up 13 percent year-over-year mainly as a result of growth in aerospace defense as well as in our logic analyzers, oscilloscopes and design software.

We saw a reduction in orders from wireless handset manufacturers in the fourth quarter of 2004, as they began to absorb the excess capacity that they put in place earlier in the year. This was partially offset by growth in our wireless handset R&D products as customers began to focus on new cellular formats, investments in 3.5G technologies and the development of converged cellular and wireless network devices. In the fourth quarter of 2004, we saw growth in our wireless infrastructure test as top base station manufacturers continued to expand capacity of existing formats to upgrade or improve the quality of service. In some regions, the expansion of 3G capacity has increased the need for additional test equipment. We expect our wireless test business to remain soft through most of the first half 2005 as handset manufacturers rebalance their manufacturing capacity versus the demand. In our general purpose test market, we expect to see continued demand from the U.S. government and prime military contractors, as recapitalization and modernization continues.

Net revenue for 2003 declined 3 percent compared to 2002, following the same trends as orders. The decline in net revenue was primarily the result of the slowdown in the telecommunications industry partially offset by favorable currency impacts.

Costs and Expenses

The following table shows the percentage point decrease in our test and measurement business's costs and expenses as a percentage of net revenue for 2004 versus 2003 and 2003 versus 2002.

Decrease as a % of Net Revenue	2004 over 2003 Ppts Change	2003 over 2002 Ppts Change
Cost of products and services	(8)	(4)
Research and development	(5)	(5)
Selling, general and administrative	(8)	(5)

Over the past three years, we have implemented cost reduction and restructuring plans to help the company lower it's cost structure. Our test and measurement segment ended 2004 with approximately 11,200 employees, a decrease of approximately 660 employees from one year ago and 4,600 employees from two years ago. Inventory charges were not material for 2004 or 2003 and were $69 million in 2002. The impact of sales of inventory previously reserved was $7 million in 2004, was not material for 2003 and was $7 million for 2002.

Cost of products and services as a percentage of net revenue decreased by 8 percent year-over-year in 2004. The reduction in 2004 was attributable to incremental restructuring savings of approximately $90 million from consolidation of manufacturing sites, transfer of some manufacturing lines from Sonoma, California to Penang, Malaysia and savings in people related expenses due to headcount reductions, benefit of higher volumes, and improvements in discount levels. By the end of 2003, the restructuring plans had provided cumulative savings to cost of products and services of $140 million. Cost of products and services as a percentage of net revenue decreased in 2003 over 2002 by 4 percent year-over-year.

Research and development expenses as a percentage of net revenue decreased 5 percent year-over-year. On a dollar basis, expenses were down 15 percent, mainly due to $35 million of restructuring savings and an $11 million reduction in indirect expenses. We have reduced our research and development headcount to match the size and focus of the business. We have focused our development efforts on strategic opportunities that align our business with available markets and have cancelled new product introductions that would not result in an adequate return on investment. Research and development expenses as a percentage of net revenue decreased 5 percent in 2003 from 2002 due to restructuring savings and reduction in indirect expense savings.

Selling, general and administrative expenses as a percentage of net revenue decreased 8 percent in 2004 compared to 2003 due to increased revenue, $42 million in restructuring savings, efficiencies gained from our ERP implementation and a $2 million reduction in indirect expenses. These reductions were partially offset by an unfavorable currency impact of $26 million. Selling, general and administrative expenses as a percentage of net revenue decreased 5 percent in 2003 compared to 2002 due to restructuring savings, efficiencies gained from our ERP implementation and reduction in indirect expenses.

Income (Loss) from Operations

Operating profit increased by $534 million compared to 2003 on a revenue increase of only $374 million. Aggressive restructuring through workforce reductions, reduction in our cost structure and strict discretionary spending controls helped comparative operating results. This resulted in restructuring savings of $167 million for the test and measurement business. This segment's return on invested capital ("ROIC") was 8 percent, negative 9 percent and negative 17 percent for 2004, 2003 and 2002, respectively.

Automated Test

Our automated test business provides test system solutions that are used in the manufacture of semiconductor devices, electronics (primarily printed circuit-board assemblies) and flat panel displays. Our test solutions enable electronics designers and manufacturers to shorten the design-to-production cycle, lower manufacturing cost of test, confirm the functional quality of their devices and of their manufacturing processes, and accelerate the high-volume delivery of their products. The main driver of our customers' business (IT, networking, and internet infrastructure) are the consumers who drive the market for PC's, cell phones, electronic games, and similar consumer electronics. Our automated test segment experienced a difficult last quarter in 2004 as the business environment was much weaker than expected. This segment is undergoing major product transitions in several of its product lines.

Orders and Net Revenue

	Years Ended October 31,			2004 over 2003 Change	2003 over 2002 Change
	2004	2003	2002		
	(in millions)				
Orders	$831	$845	$745	(2)%	13%
Net revenue from products	$749	$604	$572	24%	6%
Net revenue from services and other	175	151	134	16%	13%
Total net revenue	$924	$755	$706	22%	7%
Income (loss) from operations	66	(34)	(70)	294%	51%
Operating margin (deficit)	7%	(5)%	(10)%	12 ppts	5 ppts
ROIC	6%	(3)%	(6)%	9 ppts	3 ppts

Orders in 2004 decreased 2 percent compared to 2003, primarily due to a weak second half caused by our customers' excess inventory. Our customers also delayed purchases in anticipation of our recently released next-generation flash memory and system-on-a-chip ("SOC") test systems. Semiconductor test orders were down 6 percent while electronic manufacturing test orders were up 18 percent compared to last year. In the fourth quarter of 2004, our automated test segment reached its lowest level of quarterly orders since the first quarter of 2003. This downturn could continue through the first half of next year.

Orders in 2003 increased 13 percent compared to 2002 primarily due to increasing strength in the semiconductor test market as customers started to build increased production capacity for next generation devices. This increase was mainly driven by demand for consumer products in computation such as PC chip sets, graphics, and networking, digital consumer products and wireless products. In the fourth quarter of 2003, our automated test segment reached its highest level of quarterly orders since the fourth quarter of 2000 and continued to achieve market growth through design wins.

Net revenue in 2004 increased 22 percent compared to 2003 primarily due to an improved marketplace. Semiconductor test revenue growth was mixed, with strong parametric test revenue from our investments in 300-millimeter fabrication and wafer production test and solid SOC test revenue. Revenue for our flash memory business declined 13 percent. Services and other revenue increased 16 percent. Services and other includes the sale of support for hardware and software, and the sale of services such as, training, application development and test consulting for new installations and our installed base. We expect the downturn in orders we experienced in the second half of 2004 to impact revenues in the first half of 2005.

Net revenue in 2003 increased 7 percent compared to 2002 primarily due to increased sales of our products across the board in semiconductor test such as, flash memory and SOC, and electronic manufacturing test markets. Semiconductor test grew 7 percent and electronic manufacturing test also grew 7 percent. Support and services revenue increased 13 percent.

Costs and Expenses

The following table shows the percentage point increase/(decrease) in our automated test segment's costs and expenses as a percentage of net revenue for 2004, 2003 and 2002.

Increase/(Decrease) as a % of Net Revenue	2004 over 2003 Ppts Change	2003 over 2002 Ppts Change
Cost of products and services	(2)	2
Research and development	(3)	(2)
Selling, general and administrative	(7)	(6)

As a part of the effort to lower our company's cost structure, our automated test segment ended this fiscal year with approximately 2,200 employees, a decrease of approximately 60 employees from one year ago and 600 employees from two years ago.

Cost of products and services as a percentage of net revenue decreased in 2004 compared to 2003. Our automated test segment continued to control costs through outsourcing to contract manufacturers, and monitoring indirect and direct material costs. The decreases were driven primarily by higher revenue, savings from costs controls, lower infrastructure costs and efficiencies from outsourcing to contract manufacturers. The pricing environment remains highly competitive.

Cost of products and services as a percentage of net revenue increased in 2003 compared to 2002. Savings from cost controls, and efficiencies from outsourcing to contract manufacturers were offset by competitive pricing pressures. In 2002, integrated device manufacturers ("IDMs"), design houses, and contract manufacturers focused on buying technology capability through high margin testers. However in 2003, as we saw signs of economic recovery, our customers added capacity and bought more focused cost effective systems. Pricing pressures affected the majority of our products.

We sold $3 million of inventory in 2004 that was previously reserved compared to $8 million in 2003 and $4 million in 2002.

Research and development expenses in 2004 as a percentage of net revenue decreased 3 percentage points from 2003. On a dollar basis, expenses increased 7 percent compared to last year. The increase is related to the company's plan to aggressively expand the breadth of its offerings in flash and SOC test systems. The 2 percentage point decrease in research and development expenses as a percentage of net revenue in 2003 compared to 2002 was due to aggressive cost controls put in place, which focused our efforts on more strategic opportunities to align our business with available markets. On a dollar basis, research and development expenses in 2003 decreased 4 percent from 2002.

Selling, general and administrative expenses as a percentage of net revenue decreased 7 percentage points in 2004 compared to 2003, while on a dollar basis, expenses were down 7 percent. The decreases reflect our efforts in reducing our infrastructure costs and initiatives to control discretionary spending. In 2003, selling, general, and administrative expenses as a percentage of net revenue were down 6 percentage points compared to 2002, while on a dollar basis, expenses were down 9 percent. The decrease reflects our success in controlling discretionary spending.

Income (Loss) from Operations

In 2004, our automated test segment achieved an operating profit of $66 million, a rebound from an operating loss of $34 million from 2003. This $100 million profit improvement was the result of $169 million in revenue growth, gross margin improvement and expense controls. In 2003, our automated test segment reduced operating losses by 51 percent compared to 2002 while revenue increased 7 percent. Automated test returned to profitability in the second half of 2003. The reduction in loss from operations in 2003 compared to 2002 was primarily due to higher net revenue and reduced spending resulting from our cost reduction measures. In addition, operational efficiencies arising from outsourcing to contract manufacturers contributed to the return to profitability in the second half and improvement in 2003. This segment achieved a ROIC of 6 percent in 2004 compared to a ROIC of negative 3 percent in 2003 and negative 6 percent in 2002.

Semiconductor Products

Our semiconductor products business is a leading supplier of semiconductor components, modules and assemblies for consumer and commercial electronics applications. We design, develop and manufacture products for the networking and personal systems markets. Our personal systems products, which accounted for 72 percent of our 2004 revenue, are used in mobile phones, optical mice, flat panel displays, printers and plasma televisions. Our networking products include fiber optic transceivers for sending and receiving data over high-speed networks and ICs for enterprise storage and networking.

Overall, 2004 marked the semiconductor products business's return to healthy financial performance, with orders and revenue growing over 2003 by 20 percent and 27 percent, respectively. A small operating loss in 2003 was replaced by solid profit in 2004. After a strong first half of 2004, this business, along with most of our industry, experienced a decline in the second half, due to our customers working off excess inventory. The decline is expected to extend into 2005, but we do anticipate growth opportunities for some of our new products, such as E-pHEMT based front-end modules and laser mouse navigation devices.

Orders and Net Revenue

	Years Ended October 31, 2004	2003	2002	2004 over 2003 Change	2003 over 2002 Change
		(in millions)			
Orders	$1,978	$1,652	$1,568	20%	5%
Net revenue	$2,021	$1,586	$1,559	27%	2%
Income (loss) from operations	166	(59)	(115)	381%	49%
Operating margin (deficit)	8%	(4)%	(7)%	12 ppts	3 ppts
ROIC	17%	(2)%	(3)%	19 ppts	1 ppt

Total orders grew 20 percent in 2004, up from 5 percent growth experienced in 2003. Our personal systems market achieved 32 percent growth in 2004 orders, but our networking market suffered a 4 percent decline. There is a continuing geographic shift of our business, with orders from Asia increasing 5 percent in 2003 and 40 percent in 2004, and accounting for 62 percent of total orders in 2004. Orders from the Americas declined 1 percent in 2003 and 11 percent in 2004.

Robust 2004 order growth in the personal systems market was driven by strength in physical layer networking components, FBAR duplexers, E-pHEMT power modules, optocouplers and camera modules. Within our networking segment, despite being down as a whole, there were a number of product lines that had marked increases. For example, application specific integrated circuits ("ASICs") grew 18 percent and physical layer networking components grew 74 percent over 2003. Fiber optics and storage area network products, however, suffered double-digit declines compared to 2003.

Revenue grew 27 percent overall in 2004 compared to a 2 percent increase in 2003. Growth continued in the personal systems segment, as revenue increased 37 percent in 2004, following 3 percent growth in 2003. Optocouplers and wireless communication components led the increase in 2004. The Networking segment grew 7 percent in 2004 after declining 1 percent in 2003. Revenues from sales to Hewlett-Packard, primarily for ASICs, storage area networking and motion-control products, were 14 percent of the business's net revenue in 2004, compared to 20 percent in 2003 and 33 percent in 2002.

Costs and Expenses

The following table shows the percentage point increase/(decrease) in our semiconductor products business's costs and expenses as a percentage of its net revenue for 2004 versus 2003, and 2003 versus 2002.

Increase/(Decrease) as a % of Net Revenue	2004 over 2003 Ppts Change	2003 over 2002 Ppts Change
Cost of products	(4)	2
Research and development	(4)	(4)
Selling, general and administrative	(3)	(2)

Though gross margins suffered in the final quarter of 2004 as revenue fell, 2004 as a whole still showed a four percentage point improvement in cost of sales compared to 2003. Despite typical erosion of average selling prices within the semiconductor industry, most notably in our fiber-optics and camera module businesses, significant gross margin improvement was achieved as a result of the incremental margins on $435 million in additional revenue over 2003, as well as approximately $100 million of incremental restructuring savings and ERP implementation efforts that took place largely in 2002 and 2003.

The erosion of average selling prices of established products is typical of the industry and new products typically yield larger gross margins. Consistent with trends in the semiconductor markets, we anticipate that average-selling prices will continue to deteriorate in 2005. However, as part of our normal course of business, we plan to offset this deterioration with ongoing cost reduction activities and new product introductions.

The sale of previously reserved inventory, due to unanticipated demand for products previously considered to be unmarketable, had a small impact on year-over-year cost of sales comparisons. In 2004 we sold $11 million worth of inventory that we had previously written down, compared to $5 million in 2003 and $18 million in 2002. Inventory charges were not material in any of the periods presented.

Research and development expenses dropped 4 percentage points expressed as a percentage of revenue from 2003 to 2004. Selling, general and administrative expenses dropped 3 percentage points as a percentage of revenue from 2003 to 2004. This improvement resulted from the increase in revenue from 2003 to 2004 in combination with expenses being held slightly under 2003's level in absolute dollar terms. Total semiconductor products headcount was flat from 2003 to 2004.

Income (Loss) from Operations

Operating profit in 2004 of $166 million represents a $225 million improvement over the operating loss of $59 million in 2003, and a 12 percentage point improvement in operation margins. The segment's ROIC was 17 percent, negative 2 percent and negative 3 percent for 2004, 2003 and 2002 respectively. The improvement achieved in 2004 drew from a variety of previously mentioned sources, such as higher revenue, ERP efficiencies, restructuring efforts from early 2003, and the continual release of new products. Restructuring efforts played a proportionally larger role in the improvement seen in 2003 compared to 2002.

In the fourth quarter of 2004 we agreed to sell inventory and fixed assets relating to our camera module business. We will continue to sell the image sensors that are a component part of the camera modules, but after the sale we will no longer produce the assembled modules. We will retain intellectual property and research and development activities associated with the image sensor technology. This announced sale is not expected to have a material impact on operating profits in 2005. The revenues for 2004 associated with the camera module business were approximately $300 million.

Life Sciences and Chemical Analysis

Our life sciences and chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Our seven key product categories include: microarrays, microfluidics, gas chromatography, liquid chromatography, mass spectrometry, software and informatics, and related consumables, reagents and services. The business achieved solid growth in 2004, with orders and revenue growing by 13 percent and 12 percent, respectively, compared to 2003, and operating income up 30 percent. Growth was relatively even between our businesses serving the life sciences and chemical analysis markets.

Orders and Net Revenue

	Years Ended October 31,			2004 over 2003 Change	2003 over 2002 Change
	2004	2003	2002		
		(in millions)			
Orders	$1,332	$1,174	$1,151	13%	2%
Net revenue from products	$1,034	$ 915	$ 884	13%	4%
Net revenue from services and other	299	271	249	10%	9%
Total net revenue	$1,333	$1,186	$1,133	12%	5%
Income from operations	192	148	140	30%	6%
Operating margin	14%	12%	12%	2 ppts	—
ROIC	22%	21%	21%	1 ppt	—

Current year growth rates for orders and revenue were the highest seen for several years, causing 2004 revenues and orders to exceed levels achieved in prior years. Growth was achieved in all geographies, with the highest rates achieved in Asia and Europe. In 2004, growth over 2003 was driven by demand for replacement systems in our large installed base in the U.S. and Europe, increased U.S. government spending for homeland security, spending related to environmental testing in Asia, and increased demand from generic drug manufacturers.

Looking forward to 2005, we anticipate order and revenue levels to grow from 2004's level, with strength across both our life science and chemical analysis businesses. We anticipate growth to be driven by new products such as the XCT Plus Ion Trap and other proteomics solutions, microfluidic products, software and informatics solutions, and new offerings in consumables and services.

Costs and Expenses

The following table shows the percentage point decrease in our life sciences and chemical analysis business's costs and expenses as a percentage of its net revenue for 2004 versus 2003, and 2003 versus 2002.

Decrease as a % of Net Revenue	2004 over 2003 Ppts Change	2003 over 2002 Ppts Change
Cost of products and services	—	—
Research and development	—	—
Selling, general and administrative	(1)	—

Cost of products and services as a percentage of net revenue has been flat for the past two years. The benefits of higher revenue levels and savings from restructuring programs have largely been offset by increases in wages, restoration of full pay in 2003, and information technology expenses associated with our ERP implementation. Looking forward to 2005, we expect to make progress in improving our cost of products and services as revenue grows and ERP efficiencies are realized.

Inventory charges have not had a material impact on life sciences and chemical analysis results for several years, at $3 million in 2004 and 2003, down from $5 million in 2002.

Research and development expenses, as well as selling, general and administrative expenses, rose slightly in absolute dollar terms in 2004 as we continued to invest to accommodate growth. Expressed as a percentage of net revenue, however, selling, general and administrative expenses declined 1 percentage point and research and development expenses remained flat compared to 2003, due to strong revenue growth outweighing increased expenses.

Income from Operations

Our life science and chemical analysis business's 30 percent increase in income from operations in 2004 compared to 2003 was accomplished by strong, broad-based revenue growth combined with prudent expense management. Operating profit as a percentage of revenue increased 2 percentage points in 2004 compared to 2003, reaching 14 percent of revenue. The segment's ROIC was 22 percent, 21 percent and 21 percent for 2004, 2003 and 2002 respectively.

Financial Condition

Liquidity and Capital Resources

Our financial position remained strong at October 31, 2004, with cash and cash equivalents of $2,315 million.

Net Cash Used in Operating Activities

We generated cash from continuing operations of $663 million in 2004 compared to $164 million used in 2003. We spent $138 million on restructuring activities in 2004, primarily in the form of severance payments, compared to $379 million in fiscal 2003. We generated cash from continuing operations of $409 million in the last quarter of 2004.

In 2004, accounts receivable generated cash of $80 million versus cash generated of $52 million in 2003. In 2004, accounts payable generated cash of $43 million versus cash generated of $69 million in 2003. Cash used from inventory was $79 million in 2004 compared to cash generation of $157 million in 2003. Inventory days on hand were slightly improved as of the end of 2004 at 89 days compared to 93 days in 2003.

We used $63 million of cash in 2004 to fund our U.S. defined benefit plan and contributed $83 million to our international defined benefits plans. Cash contributions in 2004 were approximately $72 million or 33 percent less than in 2003. In 2005, we expect funding requirements for our various benefit plans to continue to decrease. Our annual contributions are highly dependent on the relative performance of our assets versus our projected liabilities, among other factors. As the value of our assets increases relative to our future projected obligations we will make smaller contributions to maintain our funded status.

In 2004, as in 2003, we recorded no goodwill amortization in accordance with SFAS No. 142. Depreciation and amortization decreased from $362 million in 2003 to $292 million in 2004 reflecting the reduced acquisitions of property plant and equipment over the past few years and the full amortization of other intangibles relating to business combinations. We had a non-cash charge of $268 million related to the adoption of SFAS No. 142 in the first quarter of 2003.

We paid income taxes amounting to $149 million in 2004, as compared to $122 million in 2003.

Net Cash Used in Investing Activities

Net cash used in investing activities for 2004 was $114 million compared to $203 million in 2003. Investments in property, plant and equipment continue to decrease to $118 million, a decrease of $87 million from 2003. Over half of the property, plant and equipment purchases were related to our investments in information technology programs such as the ERP and CRM systems and the development of our website. We also have been making investments in some of our facilities. The total cash outlays for these initiatives were $102 million in 2004 compared to $209 million in 2003. Cash used for investments in property, plant and equipment has decreased driven by our overall strategy of tight spending controls and cash conservation. However, we are making appropriate investments in our IT and facility infrastructure with our improved cash position.

Net Cash Provided by Financing Activities

Net cash generated by financing activities for 2004 was $145 million compared to $110 million in 2003. In the first quarter of 2002, we borrowed $1,123 million, net of issuance costs, under a private offering of three percent senior convertible debenture due 2021. Beginning in December 2004, we have an option to redeem the debt in whole or in part in cash. If we choose to redeem the debt, the holders may elect to receive common stock at the initial conversion price of $32.22 per share in place of cash. Holders of the debentures have an option to require us to repurchase debentures, in whole or in part, on December 1 in each of 2006, 2011 and 2016.

Other

We have contractual commitments for non-cancelable operating leases and vendor financing arrangements with CIT and others. We provide lease guarantees on these financing arrangements and we have no other material guarantees or commitments. See Note 17, "Commitments" in Item 15 of this report for further information on our non-cancelable operating leases.

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and some of which arise from fluctuations related to global economics and markets. Our cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout our global organization.

On February 7, 2003 Standard and Poor's Rating Services lowered its corporate credit and senior note ratings for Agilent to "speculative grade" status, from BBB minus to BB. On May 22, 2003 Moody's Investors Service downgraded its senior unsecured rating of Agilent from Baa2 to Ba2. Moody's also assigned the company a first time senior implied rating of Ba2. Both Moody's and S&P attached a "negative outlook" to their ratings at the time of the downgrades. The downgrades did not have any material impact on our liquidity. On May 25, 2004, S&P revised its outlook to "positive" from "negative". On December 20, 2004, Moody's revised its outlook to "stable" from "negative". There are no financial covenants related to our senior unsecured convertible notes. We believe that our current cash and cash equivalents and other financing capabilities will be sufficient to satisfy our working capital, capital expenditure and other liquidity needs for 2005.

Contractual Commitments

Our cash flows from operations are dependent on a number of factors, including fluctuations in our operating results, accounts receivable collections, inventory management, and the timing of tax and other payments. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

The following table summarizes our contractual obligations at October 31, 2004 and excludes amounts recorded in our Consolidated Balance Sheet with the exception of long-term debt obligations (in millions):

	Less than one year	One to three years	Three to five years	More than five years
Operating leases	$108	$ 154	$101	$ 81
Long-term debt obligations (Senior Convertible Debentures)	—	1,150	—	—
Commitments to contract manufacturers and suppliers	380	—	—	—
Other purchase commitments	131	216	77	34
Retirement plans	84	—	—	—
Total	$703	$1,520	$178	$115

Operating leases. Commitments under operating leases relate primarily to leasehold property.

Long-term debt obligations. Our Senior Convertible Debentures bear interest of 3 percent per annum, or approximately $34 million. See Note 16, "Senior Convertible Debentures and Lines of Credit" in Notes to Consolidated Financial Statements.

Commitments to contract manufacturers and suppliers. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. However, our agreements with these suppliers usually allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Typically purchase orders outstanding with delivery dates within 30 days are non-cancelable. Therefore, only approximately 40 percent of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments. We expect to fulfill the purchase commitments for inventory within one year.

In addition to the above, we record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities in excess of our future demand forecasts consistent with our allowance for inventory. As of October 31, 2004, the liability for our firm, non-cancelable, and unconditional purchase commitments was $16 million, compared with $11 million as of October 31, 2003. These amounts are included in other accrued liabilities in our Consolidated Balance Sheets at October 31, 2004 and 2003, and are not included in the preceding table.

Other purchase commitments. Relate primarily to contracts with professional services suppliers. Purchase commitments are typically cancelable within a 90-day period without significant penalties.

Retirement plans. Retirement plan funding includes the expected tax-deductible contribution planned for 2005. Funding projections beyond the current year are not practical to estimate due to the rules affecting tax deductible contributions and the impact from asset performance and interest rates.

We had no material off-balance sheet arrangements as of October 31, 2004 or October 31, 2003.

Non-GAAP Financial Information

ROIC is a tool by which we track how much value we are creating for our shareholders. ROIC is calculated by dividing the annualized segment return by the average of the last five quarter-end balances of segment invested capital, as shown below. We utilize ROIC as a performance measure for our businesses, and our senior managers' compensation is linked to ROIC improvements as well as other performance criteria. We believe that ROIC provides our management with a means to analyze and improve their business, measuring segment profitability in relation to net asset investments.

Reconciliation of Segment ROIC
(in millions, except ROIC)
(Unaudited)

	FY04 Test and Measurement	FY04 Automated Test	FY04 Semiconductor Products	FY04 Life Sciences and Chemical Analysis
Numerator:				
Segment income from operations	$ 219	$ 66	$ 166	$192
Less:				
Other (income) expense and taxes	68	23	(34)	75
Segment return	$ 151	$ 43	$ 200	$117
Denominator:				
Segment assets (1)	$2,148	$718	$1,434	$725
Less:				
Net current liabilities (2)	414	117	241	181
Invested capital (4)	$1,734	$601	$1,193	$544
Average invested capital	$1,816	$666	$1,158	$525
ROIC	8%	6%	17%	22%

	FY03	FY03	FY03	FY03
Numerator:				
Segment income (loss) from operations	$ (315)	$ (34)	$ (59)	$148
Less:				
Other (income) expense and taxes	(140)	(12)	(29)	55
Segment return	$ (175)	$ (22)	$ (30)	$ 93
Denominator: (3)				
Segment assets (1)	$2,268	$804	$1,420	$680
Less:				
Net current liabilities (2)	470	115	289	181
Invested capital (4)	$1,798	$689	$1,131	$499
Average invested capital	$1,869	$655	$1,256	$449
ROIC	(9)%	(3)%	(2)%	21%

	FY02	FY02	FY02	FY02
Numerator:				
Segment income (loss) from operations	$ (710)	$ (70)	$ (115)	$140
Less:				
Other (income) expense and taxes	(348)	(31)	(67)	48
Segment return	$ (362)	$ (39)	$ (48)	$ 92
Denominator: (3)				
Segment assets (1)	$2,717	$852	$1,797	$643
Less:				
Net current liabilities (2)	696	148	296	205
Invested capital (4)	$2,021	$704	$1,501	$438
Average invested capital	$2,162	$708	$1,402	$437
ROIC	(17)%	(6)%	(3)%	21%

(1) Segment assets consist of inventory, accounts receivable, property, plant and equipment, allocated corporate assets, gross goodwill and other intangibles less impairments. Allocated corporate assets include estimated net deferred tax assets as if the valuation allowance had not been recorded.

(2) Includes accounts payable, employee compensation and benefits and other accrued liabilities.

(3) Segment assets, net current liabilities, invested capital and average invested capital were all changed in 2004. Amounts for 2003 and 2002 have been restated to conform to the current period's presentation.

(4) Average invested capital was computed using an average of the last five quarters.

We provide non-GAAP financial information in order to provide meaningful supplemental information regarding our operational performance and to enhance our investors' overall understanding of our core current financial performance and our prospects for the future. We believe that our investors benefit from seeing our results "through the eyes" of management in addition to the GAAP presentation. Management measures segment and enterprise performance, including employee performance, using measures such as those that are disclosed in this report. This information facilitates management's internal comparisons to the company's historical operating results and comparisons to competitors' operating results.

Non-GAAP information allows for greater transparency to supplemental information used by management in its financial and operational decision-making. Historically, we have reported similar non-GAAP information to our investors in our press releases and in items furnished to the SEC. We believe that the inclusion of comparative numbers provides consistency in our financial reporting.

This information is not in accordance with, or an alternative for generally accepted accounting principles in the United States. The non-GAAP information we provide may be different from the non-GAAP information provided by other companies.

Risks, Uncertainties and Other Factors That May Affect Future Results

Our operating results and financial condition could be harmed if the markets into which we sell our products decline.

We recently experienced reduced demand for our products and services in many of the markets that we serve worldwide, as was the case in semiconductor test and semiconductor products. Revenues in the semiconductor test and semiconductor products businesses fluctuated significantly over the past three years. However, other markets we serve have stabilized or demonstrated growth, such as life sciences and chemical analysis. Agilent consists of several diverse businesses, and demand in our markets remains cyclical and volatile. Pricing pressures and competition remain especially intense in semiconductor-related industries, which could prevent achievement of our long-term gross margin goals and could require us to implement additional cost cutting measures to sustain profitability.

Visibility into our markets is limited. Any decline in our customers' markets or in general economic conditions would likely result in a reduction in demand for our products and services. For example, if the Asia Pacific market does not grow as anticipated, or if the semiconductor market continues to slow, our results could suffer. As the broader semiconductor market is one of the drivers for our test and measurement business, a continued slowdown in the semiconductor market could result in a slowdown in our Test and Measurement business. Also, if our customers' markets decline, we may not be able to collect on outstanding amounts due to us. Such decline could harm our consolidated financial position, results of operations, cash flows and stock price, and could limit our ability to sustain profitability. Also, in such an environment, pricing pressures could intensify, and if we were unable to respond quickly enough this could further reduce our gross margins.

Finally, we may be required to secure additional debt or equity financing at some time in the future, and we cannot assure you that such financing will be available on acceptable terms when required. If our senior unsecured convertible notes rating is downgraded, we could be required to pay a higher interest rate for future borrowing needs and we may have stricter terms.

We may not be successful in our efforts to maintain a reduced cost structure, and the actions that we take in order to accomplish this transition could have long-term adverse effects on our business.

We have taken, and continue to take, various actions to transition our company to a reduced cost structure. In response to declining revenues, beginning in 2001 we scaled back our operations, reduced our expenses, decreased our workforce by approximately one-third, froze hiring, cut back significantly on our use of temporary workers and reduced discretionary spending. We also initiated facility closures to reduce production levels. Although our revenues are no longer declining, we continue to take steps to reach or maintain our quarterly operating cost structure goal.

There are several risks inherent in our efforts to maintain a reduced cost structure. These include the risk that we will not be able to reduce expenditures quickly enough and hold them at a level necessary to sustain or increase profitability, and that we may have to undertake further restructuring initiatives that would entail additional charges and cause us to take additional actions. Our expenses were higher than anticipated during the second quarter of 2004, which adversely affected our performance. As we grow, we expect to face ongoing pressure to control expenses. If we are not able to hold down expenses we may have to further reduce our workforce. There is also the risk that cost-cutting initiatives will impair our ability to effectively develop and market products, to remain competitive in the industries in which we compete and to operate effectively. Each of the above measures could have long-term effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, limiting our ability to increase production quickly if and when the demand for our products increases and limiting our ability to hire and retain key personnel. These circumstances could cause our income to be lower than it otherwise might be, which would adversely affect our stock price.

If we do not introduce successful new products and services in a timely manner, our products and services will become obsolete, and our operating results will suffer.

We generally sell our products in industries that are characterized by rapid technological changes, frequent new product and service introductions and changing industry standards. In addition, many of the markets in which we operate are seasonal and cyclical. Without the timely introduction of new products, services and enhancements, our products and services will become technologically obsolete over time, in which case our revenue and operating results would suffer. The success of our new products and services will depend on several factors, including our ability to:

- properly identify customer needs;
- innovate and develop new technologies, services and applications;
- successfully commercialize new technologies in a timely manner;
- manufacture and deliver our products in sufficient volumes on time;
- differentiate our offerings from our competitors' offerings;
- price our products competitively;
- anticipate our competitors' development of new products, services or technological innovations; and
- control product quality in our manufacturing process.

Dependence on contract manufacturing and outsourcing other portions of our supply chain may adversely affect our ability to bring products to market and damage our reputation. Dependence on outsourced information technology function may impair our ability to operate effectively.

As part of our efforts to streamline operations and to cut costs, we have been outsourcing and will continue to evaluate additional outsourcing. If our contract manufacturers or other outsourcers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market and our reputation could suffer. For example, during a market upturn, our contract manufacturers may be unable to meet our demand requirements, which may preclude us from fulfilling our customers' orders on a timely basis. The ability of these manufacturers to perform is largely outside of our control. In addition, we outsourced significant portions of our information technology function. Since information technology is critical to our operations, any failure to perform on the part of the contract manufacturers could impair our ability to operate effectively. In addition to the risks outlined above, problems with manufacturing or IT outsourcing could result in lower revenues, and impact our results of operations and our stock price. Much of our outsourcing takes place in developing countries, and as a result may be subject to geopolitical uncertainty.

Future changes in financial accounting standards or taxation rules may adversely affect our reported results of operations.

A change in accounting standards or a change in existing taxation rules can have a significant effect on our reported results. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements have occurred and may occur in the future. These new accounting pronouncements and taxation rules may adversely affect our reported financial results or the way we conduct our business.

For example, under the newly-issued SFAS No. 123R we will be required to account for equity under our stock plans as a compensation expense and our net income and net income per share will be significantly reduced. Currently, we record compensation expense only in connection with option grants that have an exercise price below fair market value. For option grants that have an exercise price at fair market value, we calculate compensation expense and disclose their impact on net income (loss) and net income (loss) per share, as well as the impact of all stock-based compensation expense in a footnote to the consolidated financial statements. SFAS No. 123R requires Agilent to adopt the new accounting provisions beginning in our fourth quarter of 2005, and will require Agilent to expense SBP awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights, as compensation cost.

Fluctuations in our quarterly operating results may cause volatility in the price of our common stock and the senior convertible debentures.

Given the nature of the markets in which we participate, we cannot reliably predict future revenue and profitability. Our quarterly sales and operating results have become highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. These results are also dependent on the seasonal and cyclical nature of our end markets such as consumer electronics, including cell phones. In addition, a significant portion of our operating expenses is relatively fixed in nature due to our significant sales, research and development and manufacturing costs. If we cannot adjust spending quickly enough to compensate for a revenue shortfall, this may magnify the adverse impact of such revenue shortfall on our results of operations. Fluctuations in our operating results may cause volatility in the price of our common stock and the debentures.

Our income may suffer if our manufacturing capacity does not match our demand.

Because we cannot immediately adapt our production capacity and related cost structures to rapidly changing market conditions, when demand does not meet our expectations, our manufacturing capacity will likely exceed our production requirements. If, during a general market upturn or an upturn in one of our segments, we cannot increase our manufacturing capacity to meet product demand, we will not be able to fulfill orders in a timely manner. This inability could materially and adversely affect our results. By contrast, during the economic downturn we had excess manufacturing capacity as a result of the decrease in purchasing and capital spending in the communications, electronics and semiconductor industries. The fixed costs associated with excess manufacturing capacity adversely affected, and could in the future affect our income.

Failure to adjust our purchases due to changing market conditions or failure to estimate our customers' demand could adversely affect our income.

Our income could be harmed if we are unable to adjust our purchases to market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products and services are dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile, making demand difficult to anticipate. During a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could materially affect our results. In addition, some of the parts that require custom design are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Should a supplier cease manufacturing such a component, we would be forced to reengineer our product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. By contrast, in order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our communications, semiconductor and electronics products has decreased. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

Economic, political and other risks associated with international sales and operations could adversely affect our results of operations.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will continue to represent a majority of our total revenue. In addition, many of our employees, contract manufacturers, suppliers, job functions and manufacturing facilities are increasingly located outside the U.S. Accordingly, our future results could be harmed by a variety of factors, including:

- interruption to transportation flows for delivery of parts to us and finished goods to our customers;
- changes in foreign currency exchange rates;
- changes in a specific country's or region's political, economic or other conditions;
- trade protection measures and import or export licensing requirements;
- negative consequences from changes in tax laws;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;

- differing protection of intellectual property;
- unexpected changes in regulatory requirements; and
- geopolitical turmoil, including terrorism and war.

We centralized most of our accounting processes to two locations: Malaysia and India. These processes include general accounting, accounts payable and accounts receivables functions. If conditions change in those countries, it may adversely affect operations, including impairing our ability to pay our suppliers and collect our receivables. Our results of operations, as well as our liquidity, may be adversely affected and possible delays may occur in reporting financial results.

Our business will suffer if we are not able to retain and hire key personnel.

Our future success depends partly on the continued service of our key research, engineering, sales, marketing, manufacturing, executive and administrative personnel. If we fail to retain and hire a sufficient number of these personnel, we will not be able to maintain or expand our business. Since 2001, we have experienced temporary pay reductions, workforce reductions and limited pay increases, which may harm our long-term ability to hire and retain key personnel. As the market continues its recovery, there is intense competition for certain highly technical specialties in geographic areas where we continue to recruit, and it may become more difficult to retain our key employees.

Our acquisitions, strategic alliances, joint ventures and divestitures may result in financial results that are different than expected.

In the normal course of business, we frequently engage in discussions with third parties relating to possible acquisitions, strategic alliances, joint ventures and divestitures. As a result of such transactions, our financial results may differ from the investment community's expectations in a given quarter. In addition, acquisitions and strategic alliances may require us to integrate a different company culture, management team and business infrastructure. We may have difficulty developing, manufacturing and marketing the products of a newly acquired company in a way that enhances the performance of our combined businesses or product lines to realize the value from expected synergies. Depending on the size and complexity of an acquisition, our successful integration of the entity depends on a variety of factors, including:

- the retention of key employees;
- the management of facilities and employees in different geographic areas;
- the retention of key customers; and
- the integration or coordination of different research and development, product manufacturing and sales programs and facilities.

A successful divestiture depends on various factors, including our ability to:

- effectively transfer liabilities, contracts, facilities and employees to the purchaser;
- identify and separate the intellectual property to be divested from the intellectual property that we wish to keep; and
- reduce fixed costs previously associated with the divested assets or business.

Any additional impairment of the value of purchased assets and goodwill could have a significant negative impact on our future operating results.

In addition, if customers of the divested business do not receive the same level of service from the new owners, this may adversely affect our other businesses to the extent that these customers also purchase other Agilent products. All of these efforts require varying levels of management resources, which may divert our attention from other business operations. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows and stock price could be negatively impacted.

Unforeseen problems with the stability and maintenance of our new information systems have interfered and could further interfere with our operations.

As a part of the effort to replace our current information systems, we implemented new enterprise resource planning software and other software applications to manage our business operations. Our profit projections could be inaccurate if we misjudged the potential savings from the implementation of the new systems, or if we are unable to adequately maintain or adjust the systems. In addition, if our new systems fail to provide accurate and increased visibility into pricing and cost structures, we may be unable to improve or maximize our profit margins. Following the first phase of our enterprise resource planning software implementation, we experienced difficulties in providing customer quotes and in acknowledging and shipping customer orders. Although we believe that these systems are stable, as we add additional functionality, new problems could arise that we have not foreseen. Such problems could adversely impact our ability to do the following in a timely manner: provide quotes, take customer orders, ship products, provide services and support to our customers, bill and track our customers, fulfill contractual obligations and otherwise run our business. As a result, our financial position, results of operations, cash flows and stock price could be adversely affected.

Environmental contamination from past operations could subject us to unreimbursed costs and could harm on-site operations and the future use and value of the properties involved and environmental contamination caused by ongoing operations could subject us to substantial liabilities in the future.

Some of our properties are undergoing remediation by Hewlett-Packard for subsurface contaminations that were known at the time of our separation from Hewlett-Packard. Hewlett-Packard has agreed to retain the liability for this subsurface contamination, perform the required remediation and indemnify us with respect to claims arising out of that contamination. The determination of the existence and cost of any additional contamination caused by us could involve costly and time-consuming negotiations and litigation. In addition, Hewlett-Packard will have access to our properties to perform remediation. While Hewlett-Packard has agreed to minimize interference with on-site operations at those properties, remediation activities and subsurface contamination may require us to incur unreimbursed costs and could harm on-site operations and the future use and value of the properties. We cannot be sure that Hewlett-Packard will continue to fulfill its indemnification or remediation obligations.

We have agreed to indemnify Hewlett-Packard for any liability associated with contamination from past operations at all other properties transferred from Hewlett-Packard to us other than those properties currently undergoing remediation by Hewlett-Packard. While we are not aware of any material liabilities associated with any potential subsurface contamination at any of those properties, subsurface contamination may exist, and we may be exposed to material liability as a result of the existence of that contamination.

Our semiconductor and other manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. We may be subject to liabilities for environmental contamination, and these liabilities may be substantial. Although our policy is to apply strict standards for environmental protection at our sites inside and outside the U.S., even if the sites outside the U.S. are not subject to regulations imposed by foreign governments, we may not be aware of all conditions that could subject us to liability.

Our customers and we are subject to various governmental regulations, compliance with which may cause us to incur significant expenses, and if we fail to maintain satisfactory compliance with certain regulations, we may be forced to recall products and cease their manufacture and distribution, and we could be subject to civil or criminal penalties.

Our businesses are subject to various significant international, federal, state and local regulations, including but not limited to health and safety, packaging, product content, labor and import/export regulations. These regulations are complex, change frequently and have tended to become more stringent over time. We may be required to incur significant expenses to comply with these regulations or to remedy violations of these regulations. Any failure by us to comply with applicable government regulations could also result in cessation of our operations or portions of our operations, product recalls or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are regulated or sold into regulated industries, we must comply with additional regulations in marketing our products.

Our products and operations are also often subject to the rules of industrial standards bodies, like the International Standards Organization, as well as regulation by other agencies such as the U.S. Federal Communications Commission. We also must comply with work safety rules. If we fail to adequately address any of these regulations, our businesses could be harmed.

Some of our chemical analysis products are used in conjunction with chemicals whose manufacture, processing, distribution and notification requirements are regulated by the U.S. Environmental Protection Agency under the Toxic Substances Control Act, and by regulatory bodies in other countries with laws similar to the Toxic Substances Control Act. We must conform the manufacture, processing, distribution of and notification about these chemicals to these laws and adapt to regulatory requirements in all countries as these requirements change. If we fail to comply with these requirements in the manufacture or distribution of our products, then we could be made to pay civil penalties, face criminal prosecution and, in some cases, be prohibited from distributing our products in commerce until the products or component substances are brought into compliance.

We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by leading to a reduction in revenue associated with these customers.

We have agreements relating to the sale of our products to government entities and, as a result, we are subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions that are not applicable to private contracts. We are also subject to investigation for compliance with the regulations governing government contracts. A failure to comply with these regulations might result in suspension of these contracts, or administrative penalties.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products or services. Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly license agreements. However, we may not be able to obtain license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

We often rely on licenses of intellectual property useful for our businesses. We cannot ensure that these licenses will be available in the future on favorable terms or at all.

Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

Our pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of our patents, copyrights or trademarks. In addition, our patents may not provide us a significant competitive advantage.

We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights and our ability to enforce them may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share and result in lost revenues. Furthermore, some intellectual property rights are licensed to other companies, allowing them to compete with us using that intellectual property.

If we suffer loss to our factories, facilities or distribution system due to catastrophe, our operations could be seriously harmed.

Our factories, facilities and distribution system are subject to catastrophic loss due to fire, flood, terrorism or other natural or man-made disasters. In particular, several of our facilities could be subject to a catastrophic loss caused by earthquake due to their locations. Our production facilities, headquarters and Agilent Technologies Laboratories in California, and our production facilities in Washington and Japan, are all located in areas with above average seismic activity. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. In addition, since we have recently consolidated our manufacturing facilities, we are more likely to experience an interruption to our operations in the event of a catastrophe in any one location. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Agilent Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Agilent Technologies, Inc. and its subsidiaries at October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the notes to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as of November 1, 2002.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
December 17, 2004

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended October 31,		
	2004	2003	2002
	(in millions, except per share data)		
Net revenue:			
Products	$6,302	$ 5,240	$ 5,234
Services and other	879	816	776
Total net revenue	7,181	6,056	6,010
Costs and expenses:			
Cost of products	3,487	3,182	3,360
Cost of services and other	571	568	506
Total costs	4,058	3,750	3,866
Research and development	933	1,051	1,250
Selling, general and administrative	1,804	1,980	2,501
Total costs and expenses	6,795	6,781	7,617
Income (loss) from operations	386	(725)	(1,607)
Other income (expense), net	54	35	60
Income (loss) from continuing operations before taxes	440	(690)	(1,547)
Provision (benefit) for taxes	91	1,100	(525)
Income (loss) from continuing operations	349	(1,790)	(1,022)
(Loss) from sale of discontinued operations (net of tax benefit of $6 million)	–	–	(10)
Income (loss) before cumulative effect of accounting changes	349	(1,790)	(1,032)
Cumulative effect of adopting SFAS No. 142	–	(268)	–
Net income (loss)	$ 349	$(2,058)	$(1,032)
Net income (loss) per share — Basic:			
Income (loss) from continuing operations	$ 0.72	$ (3.78)	$ (2.20)
Loss from sale of discontinued operations, net	–	–	(0.02)
Cumulative effect of adopting SFAS No. 142	–	(0.57)	–
Net income (loss) per share – Basic	$ 0.72	$ (4.35)	$ (2.22)
Net income (loss) per share — Diluted:			
Income (loss) from continuing operations	$ 0.71	$ (3.78)	$ (2.20)
Loss from sale of discontinued operations, net	–	–	(0.02)
Cumulative effect of adopting SFAS No. 142	–	(0.57)	–
Net income (loss) per share – Diluted	$ 0.71	$ (4.35)	$ (2.22)
Weighted average shares used in computing net income (loss) per share:			
Basic	483	473	465
Diluted	490	473	465

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEET

	October 31, 2004	October 31, 2003
	(in millions, except par value and share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,315	$ 1,607
Accounts receivable, net	1,044	1,086
Inventory	1,026	995
Other current assets	192	201
Total current assets	4,577	3,889
Property, plant and equipment, net	1,258	1,447
Goodwill and other intangible assets, net	443	402
Other assets	778	559
Total assets	$ 7,056	$ 6,297
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 441	$ 441
Employee compensation and benefits	545	566
Deferred revenue	284	262
Income and other taxes payable	340	326
Other accrued liabilities	261	311
Total current liabilities	1,871	1,906
Senior convertible debentures	1,150	1,150
Other liabilities	466	417
Total liabilities	3,487	3,473
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $0.01 par value; 125 million shares authorized; none issued and outstanding	—	—
Common stock; $0.01 par value; 2 billion shares authorized; 487 million shares at October 31, 2004 and 476 million shares at October 31, 2003 issued and outstanding	5	5
Additional paid-in-capital	5,195	4,984
Accumulated deficit	(1,810)	(2,159)
Accumulated comprehensive income (loss)	179	(6)
Total stockholders' equity	3,569	2,824
Total liabilities and stockholders' equity	$ 7,056	$ 6,297

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended October 31,		
	2004	2003	2002
		(in millions)	
Cash flows from operating activities:			
Net income (loss)	$ 349	$(2,058)	$(1,022)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	292	362	735
Deferred taxes	(33)	1,071	(664)
Excess and obsolete inventory-related charges	45	11	74
Non-cash restructuring and asset impairment charges	41	91	204
Retirement plans curtailment (gain) loss	–	5	(19)
Net (gain) loss on divestitures and sale of assets	1	(5)	(18)
Adoption of SFAS No. 142	–	268	–
Changes in assets and liabilities:			
Accounts receivable	80	52	(141)
Inventory	(79)	157	241
Accounts payable	43	69	(90)
Employee compensation and benefits	29	(21)	83
Income taxes and other taxes payable	(50)	(63)	137
Other current assets and liabilities	(9)	(6)	16
Other long-term assets and liabilities	(46)	(97)	(127)
Net cash provided by (used in) operating activities	663	(164)	(591)
Cash flows from investing activities:			
Investments in property, plant and equipment	(118)	(205)	(301)
Dispositions of property, plant and equipment	36	6	–
Proceeds from (net investment in) lease receivable	–	–	237
Purchases of intangibles and investments	(14)	(4)	(23)
Acquisitions, net of cash acquired	(18)	–	(15)
Proceeds from dispositions	–	–	31
Net cash used in investing activities	(114)	(203)	(71)
Cash flows from financing activities:			
Issuance of senior convertible debentures, net of issuance costs	–	–	1,123
Issuance of common stock under employee stock plans	144	112	121
Net borrowings to notes payable and short-term borrowings	1	(2)	(1)
Net cash provided by financing activities	145	110	1,243
Effect of exchange rate movements	14	20	6
Net proceeds and cash provided by discontinued operations	–	–	87
Net increase (decrease) in cash and cash equivalents	708	(237)	674
Cash and cash equivalents at beginning of year	1,607	1,844	1,170
Cash and cash equivalents at end of year	$2,315	$ 1,607	$ 1,844

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

	Number of Shares	Common Stock Par Value	Common Stock Additional Paid-in Capital	Retained Income/ (Accumulated Deficit)	Accumulated Comprehensive Income/(Loss)	Total
	(in millions, except number of shares in thousands)					
Balance as of October 31, 2001	461,031	5	4,723	931	–	5,659
Components of comprehensive loss:						
Net loss	–	–	–	(1,032)	–	(1,032)
Reclassification adjustment relating to derivatives (net of tax benefit of $4 million)	–	–	–	–	(7)	(7)
SFAS No. 133 cumulative transition adjustment (net of tax benefit of $3 million)	–	–	–	–	(6)	(6)
Foreign currency translation (net of tax of $4 million)	–	–	–	–	7	7
Change in unrealized gain (loss) on investment (net of tax benefit of $1 million)	–	–	–	–	(1)	(1)
Unrealized gain on derivatives (net of tax expense of $2 million)	–	–	–	–	4	4
Change in minimum pension liability adjustment (net of tax benefit of $78 million)	–	–	–	–	(146)	(146)
Total comprehensive loss						(1,181)
Shares issued for employee benefit plans and other	5,993	–	145	–	–	145
Other additional paid-in-capital	–	–	4	–	–	4
Balance as of October 31, 2002	467,024	5	4,872	(101)	(149)	4,627
Components of comprehensive loss:						
Net loss	–	–	–	(2,058)	–	(2,058)
Reclassification adjustment relating to derivatives (net of tax expense of $2 million)	–	–	–	–	4	4
Reclassification adjustment relating to investments (net of tax expense of $1 million)	–	–	–	–	2	2
Foreign currency translation (net of tax benefit of $46 million)	–	–	–	–	96	96
Unrealized gain (loss) on derivatives (net of tax expense of $7 million)	–	–	–	–	(13)	(13)
Change in minimum pension liability adjustment (net of tax expense of $38 million)	–	–	–	–	54	54
Total comprehensive loss						(1,915)
Shares issued for employee benefit plans and other	9,125	–	112	–	–	112
Balance as of October 31, 2003	476,149	5	4,984	(2,159)	(6)	2,824
Components of comprehensive income:						
Net income	–	–	–	349	–	349
Reclassification adjustment relating to derivatives (net of tax expense of $3 million)	–	–	–	–	5	5
Reclassification adjustment relating to investments (net of tax expense of $2 million)	–	–	–	–	3	3
Foreign currency translation (net of tax expense of $14 million)	–	–	–	–	89	89
Unrealized gain (loss) on derivatives (net of tax benefit of $2 million)	–	–	–	–	(4)	(4)
Change in minimum pension liability adjustment (net of tax expense of $40 million)	–	–	–	–	92	92
Total comprehensive income						534
Shares issued for employee benefit plans and other	9,920	–	193	–	–	193
Issuance of common stock for an acquisition	772	–	18	–	–	18
Balance as of October 31, 2004	486,841	$5	$5,195	$(1,810)	$ 179	$ 3,569

The accompanying notes are an integral part of these consolidated financial statements.

AGILENT TECHNOLOGIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Overview

Agilent Technologies, Inc. ("we," "Agilent" or "the company"), incorporated in Delaware in May 1999, is a global diversified technology organization that provides enabling solutions to technology markets within the communications, electronics, life sciences and chemical analysis industries. Prior to our initial public offering of 16 percent of our stock in November 1999, we were a wholly-owned subsidiary of Hewlett-Packard Company ("Hewlett-Packard"). Hewlett-Packard distributed the remaining 84 percent of our stock to its stockholders on June 2, 2000 in the form of a stock dividend.

Our fiscal year end is October 31. Unless otherwise stated, all years and dates refer to our fiscal year.

2. Summary of Significant Accounting Policies

Basis of presentation. The accompanying financial data has been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). Amounts in the consolidated financial statements as of and for the years ended October 31, 2003 and October 31, 2002 were reclassified to conform to the presentation in 2004.

Principles of consolidation. The consolidated financial statements include the accounts of the company and our wholly- and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Partially owned, non-controlled equity affiliates are accounted for under the equity method.

Use of estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, restructuring and asset impairment charges, inventory valuation, retirement and post-retirement plan assumptions, valuation of long-lived assets and accounting for income taxes.

Revenue recognition. We enter into agreements to sell products (hardware and/or software), services and other arrangements (multiple element arrangements) that include combinations of products and services.

We recognize revenue, net of trade discounts and allowances, provided that (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the price is fixed or determinable and (4) collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer, for products, or when the service has been provided. We consider the price to be fixed or determinable when the price is not subject to refund or adjustments. We consider arrangements with extended payment terms not to be fixed or determinable and accordingly we defer revenue until amounts become due. At the time of the transaction, we evaluate the creditworthiness of our customers to determine the appropriate timing of revenue recognition.

Product revenue. Our product revenue is generated predominantly from the sales of various types of test equipment and semiconductor components. Software is embedded in many of our test equipment products, but the software component is generally considered to be incidental. Product revenue, including sales to resellers and distributors, is reduced for estimated returns and distributor price protection, when appropriate. For sales or arrangements that include customer-specified acceptance criteria, including those where acceptance is required upon achievement of performance milestones, revenue is recognized after the acceptance criteria have been met. For products that include installation, if the installation meets the criteria to be considered a separate element, product revenue is recognized upon delivery, and recognition of installation revenue is delayed until the installation is complete. Otherwise, neither the product nor the installation revenue is recognized until the installation is complete.

Where software is licensed separately, revenue is recognized when the software is delivered and title and risk of loss have been transferred to the customer or, in the case of electronic delivery of software, when the customer is given access to the licensed software programs. We also evaluate whether collection of the receivable is probable, the fee is fixed or determinable and whether any other undelivered elements of the arrangement exist, on which a portion of the total fee would be allocated based on vendor-specific objective evidence. Revenue from software licensing was not material for all periods presented.

Service revenue. Revenue from services includes extended warranty, customer support, consulting, training and education. Service revenue is deferred and recognized over the contractual period or as services are rendered and accepted by the customer. For example, customer support contracts are recognized ratably over the contractual period, while training revenue is recognized as the training is provided to the customer. In addition the four revenue recognition criteria described above must be met before service revenue is recognized.

Multiple element arrangements. We use objective evidence of fair value to allocate revenue to elements in multiple element arrangements and recognize revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, we allocate revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

Deferred revenue. Deferred revenue is primarily comprised of advanced billing and customer deposits for service, support and maintenance agreements.

Accounts receivable and allowance for doubtful accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Such accounts receivable has been reduced by an allowance for doubtful accounts, which is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on our historical write-off experience and the aging of such receivables, among other factors. The allowance has not been material for any periods presented. We do not have any off-balance-sheet credit exposure related to our customers.

Warranty. Our warranty terms typically extend 90 days after delivery for on-site repairs and one to three years for products returned to Agilent for repair. Our warranty is accounted for in accordance with Statement of Financial Standards No. 5, "Accounting for Contingencies"

("SFAS No. 5"), such that an accrual is made when it is estimable and probable based on historical experience. We accrue for warranty costs based on historical trends in warranty charges as a percentage of gross product shipments. A provision for estimated future warranty costs is recorded as cost of products when revenue is recognized and the resulting accrual is reviewed regularly and periodically adjusted to reflect changes in warranty cost estimates. See Note 12, "Guarantees".

Stock-based compensation. We account for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Under the intrinsic value method, we record compensation expense related to stock options in our consolidated statement of operations when the exercise price of our employee stock-based award is less than the market price of the underlying stock on the date of the grant. See Note 5, "Stock-Based Compensation" for the impact on net income (loss) and net income (loss) per share if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") to stock-based incentives.

Pro forma information. Pro forma net income (loss) and net income (loss) per share information, as required by SFAS No. 123 have been determined as if we had accounted for all employee stock options granted, including shares issuable to employees under the Agilent Technologies, Inc. Employee Stock Purchase Plan (the "423(b) Plan"), the Agilent Technologies, Inc. Long-Term Performance Program (the "LTPP") and the Option Exchange Program described below, under SFAS No. 123's fair value method. The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 is as follows:

	2004	2003	2002
	(in millions, except per share data)		
Net income (loss) – as reported	$ 349	$(2,058)	$(1,032)
SFAS No. 123 based compensation (1)	(249)	(328)	(471)
Tax impact (2)	17	(613)	160
Net income (loss) – pro forma	$ 117	$(2,999)	$(1,343)
Basic net income (loss) per share – as reported	$0.72	$ (4.35)	$ (2.22)
Basic net income (loss) per share – pro forma	$0.24	$ (6.34)	$ (2.89)
Diluted net income (loss) per share – as reported	$0.71	$ (4.35)	$ (2.22)
Diluted net income (loss) per share – Pro forma	$0.24	$ (6.34)	$ (2.89)
Weighted average shares used in computing net income (loss) and pro forma net income (loss) per share:			
Basic shares	483	473	465
Diluted shares (3)	490	473	465

(1) The pro forma results for 2004 include approximately $70 million of compensation expense relating to our Option Exchange Program. The remainder of the expense for those periods related to options granted over the past four years.

(2) Due to the valuation allowance provided on our net deferred tax assets as described in Note 4, "Tax Valuation Allowance and Provision (Benefit) for Taxes", we have not recorded any tax benefits attributable to pro foma stock option expenses for employees in the U.S. and the U.K. jurisdictions in 2004. In addition to not recording such benefits in 2003, we also eliminated

$613 million of accumulated tax benefits recognized between 1996 and 2002 for pro forma reporting purposes.

(3) Approximately 41 million outstanding options were considered antidilutive for the purposes of this pro-forma calculation for fiscal year 2004.

The fair value of options granted was estimated at grant date using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate for options	2.75-3.95%	1.15-3.31%	2.90%
Risk-free interest rate for the 423(b) Plan	1.04-1.31%	1.10-1.77%	1.89-5.87%
Dividend yield	0%	0%	0%
Volatility for options	53-64%	60-80%	63%
Volatility for the 423(b) Plan	36-61%	63-80%	47-77%
Expected option life	5.5 years	3.5-5.5 years	5.5 years
Expected life for the 423(b) Plan	6 months-1 year	6 months-2 years	6 months-1 year

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of the options and amortized over six months to two years for the 423(b) Plan.

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in total costs for all periods presented.

Goodwill and purchased intangible assets. On November 1, 2002, we adopted SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that goodwill no longer be amortized but reviewed annually (or more frequently if impairment indicators arise) for impairment. Subsequently, we were required to evaluate our existing goodwill and intangible assets and make any necessary reclassification in order to comply with the new criteria in SFAS No. 142.

As part of our initial assessment of goodwill impairment, we used the fair value measurement requirement, rather than the previously required undiscounted cash flows approach. As a result of that assessment, we recorded a transitional impairment loss from the implementation of SFAS No. 142 as a change in accounting principle in the first quarter of 2003. The fair value of the reporting units was determined primarily by the income approach, which estimates the fair value based on the future discounted cash flows. The first step evaluation of reporting units on a fair value basis, as required by SFAS No. 142, indicated that an impairment existed in the communications solutions reporting unit within our test and measurement business. The revenue forecasts of the communications solutions reporting unit have been impacted by the prolonged economic downturn in the communications test markets. As such, we were required to perform the second step analysis to determine the amount of the impairment loss for the reporting unit that failed the first step test. The second step analysis consisted of comparing the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill, with an impairment charge resulting from any excess of the carrying value of the reporting unit's goodwill over the implied fair value of the reporting unit's goodwill. Based upon this evaluation, we recorded an impairment charge of $268 million, representing 100 percent of the reporting unit's goodwill and approximately

44 percent of total consolidated goodwill recorded as of November 1, 2002. We also reclassified approximately $6 million of intangible assets associated with workforce-in-place to goodwill on November 1, 2002. The adoption of SFAS No. 142 had a material impact on our results of operations because goodwill is no longer being amortized. Amortization of goodwill was $326 million for the year ended October 31, 2002.

Net loss and basic and diluted net loss per share for the year ended October 31, 2002 is disclosed below, adjusted to remove goodwill amortization, certain intangibles amortization and its related tax impact, as if SFAS No. 142 had applied to the period.

	For the Year Ended October 31, 2002
Reported loss before cumulative effect of accounting changes	$(1,032)
Add back: Goodwill and workforce-in-place amortization, net	320
Adjusted loss before cumulative effect of accounting changes	(712)
Per share data – Basic and diluted reported loss before cumulative effect of accounting changes per share	$ (2.22)
Adjustment for goodwill and workforce-in-place amortization, net	0.69
Adjusted loss before cumulative effect of accounting changes per share	$ (1.53)
Reported net loss	$(1,032)
Add back: Goodwill and workforce-in-place amortization, net	320
Adjusted net loss	$ (712)
Per share data – Basic and diluted reported net loss per share	$ (2.22)
Adjustment for goodwill and workforce-in-place amortization, net	0.69
Adjusted net loss per share	$ (1.53)
Weighted average shares used in per share computations above – Basic and diluted:	465

Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally three to five years.

Advertising. Advertising costs are expensed as incurred and amounted to $48 million in 2004, $44 million in 2003 and $81 million in 2002.

Research and Development. Costs related to research, design and development of our products are charged to research and development expense as they are incurred.

Taxes on income. Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Tax expense is also affected by any valuation allowance against deferred tax assets and changes in other comprehensive income ("OCI").

Net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) – the numerator – by the weighted average number of common shares outstanding – the denominator – during the period excluding the dilutive effect of stock options, other employee stock plans and our senior convertible debentures. Diluted net income (loss) per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net income (loss) per share, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises. Diluted net income per share for 2004 excluded the potentially dilutive effect of 41 million common stock equivalents as their effect was antidilutive. Diluted net loss per share for 2003 and 2002 excluded the potentially dilutive effect of all common stock equivalents as the effect was antidilutive.

Cash and cash equivalents. We classify investments as cash equivalents if their original maturity is three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value.

Approximately 30 percent of our cash and cash equivalents is held in the U.S. and 50 percent is held in a centrally managed global cash pool outside the U.S. The remainder is diversified among various major financial institutions throughout the world. Approximately 10 percent of our overall cash and cash equivalents is maintained in demand deposit accounts with global financial institutions of high credit quality, and is available to be used in paying and receiving activities. The remainder is invested in institutional money market funds, short-term bank time deposits and similar short-duration instruments with fixed maturities from overnight to 90 days. Agilent monitors the credit-worthiness of these financial institutions and institutional money market funds on a continuous basis. We have not experienced any credit losses from cash investments placed with these institutions.

Fair value of financial instruments. The carrying values of certain of our financial instruments, including cash and cash equivalents, accrued compensation and other accrued liabilities approximate fair value because of their short maturities. The fair values of investments are determined using quoted market prices for those securities or similar financial instruments.

Concentration of credit risk. We sell the majority of our products through our direct sales force. No single customer accounted for 10 percent or more of the combined accounts receivable balance at October 31, 2004 and 2003. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers' financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

Derivative instruments. For derivative instruments that are designated and qualify as a fair value hedge, changes in value of the derivative are recognized in income in the current period, along with the offsetting gain or loss on the hedged item attributable to the hedged risk. For derivative instruments that are designated and qualify as a cash flow hedge, changes in the value of the effective portion of the derivative instrument are recognized in other comprehensive loss, a component of stockholders' equity. These amounts are reclassified and recognized in income when either the forecasted transaction occurs or it becomes probable the forecasted transaction will not occur. Changes in the fair value of the ineffective portion of derivative instruments are recognized in income in the current period. Ineffectiveness in 2004, 2003 and 2002 was not significant.

We enter into foreign exchange contracts, primarily forward contracts and purchased options, to hedge exposures to changes in foreign currency exchange rates. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated intercompany transactions and assets and liabilities that are denominated in currencies other than the functional currency of the subsidiary, which has the exposure. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies; hedging contracts generally mature within twelve months. We do not use derivative financial instruments for speculative or trading purposes.

When hedging anticipated cash flow exposure, foreign exchange contract expirations are set so as to occur in the same period that the goods are expected to be sold to third parties, allowing realized gains and losses on the contracts to be recognized into total costs. When hedging balance sheet exposure, gains and losses on foreign exchange contracts are recognized in other income (expense), net in the same period as the occurrence of gains and losses on remeasurement of the non-functional currency denominated assets and liabilities. The gains and losses, which have not been material, are included in cash flows from operating activities in the consolidated statement of cash flows.

We may also, from time to time, acquire warrants to purchase securities of other companies as part of strategic relationships.

Inventory. Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for estimated excess and obsolete inventory based on estimates about future demand and actual usage.

Property, plant and equipment. Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from our general ledger and the resulting gain or loss is reflected in the consolidated statement of operations. Buildings and improvements are depreciated over fifteen to forty years and machinery and equipment over three to ten years. The straight-line method of depreciation is used for all property, plant and equipment.

Capitalized software. We capitalize certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized software is included in property, plant and equipment and is depreciated over three to five years when development is complete.

Impairment of long-lived assets. We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets, including intangible assets, may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Foreign currency translation. The functional currency for many of our subsidiaries outside the U.S is local currency based on the criteria of SFAS No. 52 "Foreign Currency Translation". For those subsidiaries that operate in a local currency functional environment, all assets and liabilities are translated into U.S. dollars using current exchange rates; revenue and expenses are translated using average exchange rates in effect during each period. Resulting translation adjustments are reported as a separate component of accumulated comprehensive income (loss) in stockholders' equity.

For those subsidiaries that operate in a U.S. dollar functional environment, foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment, other assets and deferred revenue, which are remeasured at historical exchange rates. Revenue and expenses are generally translated at average exchange rates in effect during each period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in consolidated net income (loss).

3. New Accounting Pronouncements

Adoption of New Pronouncements.

In January 2003 the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which was amended by FIN 46R issued in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIE's") that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. FIN 46 requires consolidation of VIE's for which Agilent is the primary beneficiary and disclosure of a significant interest in a VIE for which Agilent is not the primary beneficiary. As a result of our review, no entities were identified requiring disclosure or consolidation under FIN 46.

In December 2003, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104"). SAB No. 104 rescinds certain sections of SAB No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). The revenue recognition principles of SAB No. 101 remain largely unchanged by the issuance of SAB No. 104. The adoption of this standard did not affect our financial condition, results of operations or cash flows.

In December 2003, the FASB issued a revision SFAS No. 132 (the "revision"), "Employers' Disclosures about Pensions and Other Postretirement Benefits". The revision requires additional disclosures relating to the description of the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans recognized during interim periods. We adopted the disclosure requirements beginning with the first quarter of 2004 and the standard is effective for all future quarterly and annual reports; see Note 14 for such disclosures.

In March 2004, the FASB issued EITF No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which provides new guidance for assessing *impairment* losses on debt and equity investments. The new impairment model applies to investments accounted for under the cost or equity method and investments accounted for under FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." EITF No. 03-01 also includes new disclosure requirements for cost method investments and for all investments that are in an unrealized loss position. In September 2004, the FASB delayed the accounting provisions of EITF No. 03-01; however the disclosure requirements remain effective and the applicable ones have been adopted for our year-end 2004. We will evaluate the effect, if any, of EITF 03-01 when final guidance is issued.

In March 2004, the EITF reached a consensus on EITF Issue No. 03-16, "Accounting for Investments in Limited Liability Companies" ("EITF 03-16"). The EITF concluded that if investors in a limited liability company have specific ownership accounts, they should follow the guidance prescribed in Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures, and EITF Topic No. D-46, Accounting for Limited Partnership Investments." Otherwise, investors should follow the significant influence model prescribed in Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The adoption of this Issue did not have a material impact on the company's financial condition, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R addresses all forms of share-based payment ("SBP") awards, including shares issued under employee stock purchase plans, stock options, restricted stock and stock appreciation rights. SFAS No. 123R will require Agilent to expense SBP awards with compensation cost for SBP transactions measured at fair value. The FASB originally stated a preference for a lattice model because it believed that a lattice model more fully captures the unique characteristics of employee stock options in the estimate of fair value, as compared to the Black-Scholes model which Agilent currently uses for its footnote disclosure. The FASB decided to remove its explicit preference for a lattice model and not require a single valuation methodology. SFAS No. 123R requires Agilent to adopt the new accounting provisions beginning in our fourth quarter of 2005. Agilent has not yet determined the impact of applying the various provisions of SFAS No. 123R.

In May 2004, the FASB issued a FASB Staff Position ("FSP") regarding SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". FSP No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") enacted in December 2003 and supersedes FSP No. 106-1, which was issued in January 2004. FSP No. 106-2 considers the effect of the two new features introduced in the Act in determining our accumulated postretirement benefit obligation ("APBO") and net periodic postretirement benefit cost. The effect on the APBO will be accounted for as an actuarial experience gain to be amortized into income over the average remaining service period of plan participants. Companies may elect to defer accounting for this benefit or may attempt to reflect the best estimate of the impact of the Act on their net periodic costs currently. The adoption of FSP No. 106-2 in the fourth quarter of 2004 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs – an amendment of ARB No. 43" ("FAS 151"), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are evaluating the impact of this standard on our consolidated financial statements.

In December 2004, the FASB issued an FSP regarding "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 ("AJCA"), FSP 109-b. FSP 109-b allows Agilent time beyond the fourth quarter of 2004, the period of enactment, to evaluate the effect of the AJCA on our plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109 "Accounting of Income Taxes." See the discussion of the potential impact on Agilent in Note 4 below.

4. Tax Valuation Allowance and Provision (Benefit) for Taxes

The provision (benefit) for income taxes is comprised of:

	Years Ended October 31,		
	2004	2003	2002
	(in millions)		
U.S. federal taxes from continuing operations:			
Current	$ –	$ –	$ –
Deferred	(16)	876	(501)
Non-U.S. taxes from continuing operations:			
Current	122	84	142
Deferred	(17)	64	(113)
State taxes from continuing operations, net of federal benefit	2	76	(53)
Total from continuing operations:	$ 91	$1,100	$(525)

The significant components of deferred tax assets and deferred tax liabilities included on the consolidated balance sheet are:

	October 31,			
	2004		2003	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in millions)			
Inventory	$ 191	$ –	$ 192	$ –
Property, plant and equipment	25	122	55	76
Warranty reserves	25	–	26	–
Retiree medical benefits	52	–	33	–
Other retirement benefits	–	75	40	45
Employee benefits, other than retirement	221	1	132	15
Net operating losses and credit carryforwards	1,151	–	1,236	–
Unremitted earnings of foreign subsidiaries	–	273	–	200
Convertible interest	–	76	–	48
Other	89	95	140	–
Subtotal	1,754	642	1,854	384
Tax valuation allowance	(1,121)	–	(1,456)	–
	$ 633	$642	$ 398	$384

During the third quarter of 2003, we recorded a non-cash charge to establish a valuation allowance of $1.4 billion, which included approximately $0.4 billion of tax benefits recorded during the first six months of 2003 resulting in an approximately $1.0 billion net tax provision recorded within provision for taxes for 2003. The valuation allowance was determined in accordance with the provisions of SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109"), which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction-by-jurisdiction basis. Cumulative losses incurred in the U.S. and the U.K. jurisdictions in recent years represented sufficient negative evidence under SFAS No. 109 to require a full valuation allowance in these jurisdictions. Accordingly, a full valuation allowance was recorded. We intend to maintain a full valuation allowance until sufficient positive evidence exists to support reversal of the valuation allowance.

At October 31, 2004, we had federal net operating loss carryforwards of approximately $2,037 million and tax credit carryforwards of approximately $316 million. An immaterial amount of net operating losses will expire in 2005 with the remainder expiring in tax years through 2024, if not utilized. The tax credit carryforwards will expire beginning in 2007 through 2024, if not utilized. In addition, the company has California net operating loss carryforwards of approximately $395 million. An immaterial amount of California net operating losses will expire in 2005 with the remainder expiring in tax years through 2013, if not utilized. Included in the total net operating loss carryforwards are net operating losses of $50 million related to employee stock option exercises, the benefits of which will increase additional paid in capital when realized.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are:

	Years Ended October 31,		
	2004	2003	2002
U.S. federal statutory income tax rate	35.0%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	.5	(3.1)	(3.5)
Non-U.S. income taxed at different rates	(3.9)	(3.6)	(.2)
Nondeductible goodwill	1.8	2.7	9.1
R&D credits	(2.8)	(2.2)	(4.1)
Extraterritorial income exclusion	(5.7)	(4.3)	(.8)
Other, net	1.7	(.2)	.5
Valuation allowance	(5.9)	205.2	—
	20.7%	159.5%	(34.0)%

The domestic and foreign components of income (loss) earnings from continuing operations before taxes are:

	Years Ended October 31,		
	2004	2003	2002
	(in millions)		
U.S. continuing operations	$(178)	$(522)	$(1,804)
Non-U.S. continuing operations	618	(168)	257
	$ 440	$(690)	$(1,547)

We consider the operating income of non-United States subsidiaries to be indefinitely invested outside the United States. No provision has been made for United States federal and state, or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries, the cumulative amount of which is approximately $1,179 million as of October 31, 2004. If management decides to remit this income to the U.S. in a future period, our provision for income taxes may increase materially in that period.

On October 22, 2004, the AJCA was signed into law. The AJCA includes a deduction for 85 percent of certain foreign earnings that are repatriated, as defined in the AJCA, at an effective tax cost of 5.25 percent on any such repatriated foreign earnings. Agilent may elect to apply this provision to qualifying earnings repatriations in fiscal 2005. Agilent has begun an evaluation of the effects of the repatriation provision; however, we do not expect to be able to complete this evaluation until after Congress or the Treasury Department provide additional clarifying language on key elements of the provision. We expect to complete our evaluation of the effects of the repatriation provision within a reasonable period of time following the publication of the additional clarifying language. The range of possible amounts that Agilent is considering for repatriation under this provision is between zero and $970 million. The related potential range of income tax is between zero and $51 million.

We are subject to ongoing tax examinations of our tax returns by the Internal Revenue Service and other tax authorities in various jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

5. Stock-Based Compensation

We follow the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") for stock-based compensation granted to employees. Accordingly, compensation expense is recognized in our consolidated statement of operations only when options are granted at an exercise price that is less than the market price of the underlying stock on the date of the grant. Any compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

Employee stock purchase plans. In February 2000, we implemented the Agilent Technologies, Inc. Employee Stock Purchase Plan (the "Legacy Plan") that allowed eligible employees to contribute up to ten percent of their base compensation to the purchase of our common stock. Under the provisions of the Legacy Plan, employee contributions were partially matched with shares contributed by us. These matching shares also generally vested over two years. Compensation expense for the matching provision for the Legacy Plan was measured using the fair value of shares on the date of purchase by Agilent for the Legacy Plan and was recognized over the two-year vesting period.

Effective October 31, 2000, purchases and contributions under the Legacy Plan ceased. All unvested matching shares under the Legacy Plan maintained their original vesting terms based on the employee's continued employment. Vesting of these matching shares was completed by October 31, 2002. Compensation expense under the Legacy Plan was nil in 2004 and 2003 and $16 million in 2002. At October 31, 2004, 9,802,100 shares of our common stock had been authorized for issuance under the Legacy Plan and 3,426,716 of these shares had been issued. The remainder of the authorized shares are not expected to be issued, as the Legacy Plan is no longer functioning.

Effective November 1, 2000, we adopted a new plan, the 423(b) Plan. Under the provisions of the 423(b) Plan, eligible employees may contribute up to ten percent of their base compensation to purchase shares of our common stock at 85 percent of the lower of the fair market value at the entry date or the purchase date as defined by the 423(b) Plan. As of October 31, 2004, 39,868,411 shares of our common stock were authorized for issuance under the 423(b) Plan and 20,595,128 of these shares have been issued.

Incentive compensation plans. On September 17, 1999, we adopted the Agilent Technologies, Inc. 1999 Stock Plan (the "Stock Plan") and subsequently reserved 67,800,000 shares of our common stock for issuance under the Stock Plan. In addition, on May 31, 2000, 19,000,000 shares of our common stock were registered pursuant to converted stock options previously granted by Hewlett-Packard Company. In February 2001, our stockholders approved an additional 45,000,000 shares of our common stock for issuance under the Stock Plan. These shares were subsequently registered in May 2002. Stock options, stock appreciation rights, stock awards and cash awards may be granted under the Stock Plan. Options granted under the Stock Plan may be either "incentive stock options," as defined in section 422 of the Internal Revenue Code, or non-statutory. Options generally vest at a rate of 25 percent per year over a period of four years from the date of grant and have a maximum term of ten years. The exercise price for incentive stock options is generally not less than 100 percent of the fair market value of our common stock on the date the stock award is granted.

On March 4, 2003, our stockholders approved an amendment to the Stock Plan. The amendment permits the company to offer a one-time exchange of options issued under the Stock Plan having an exercise price greater than $25 for a lesser number of options to be granted at least six months and one day from the cancellation of surrendered options (the "Option Exchange Program"). On May 20, 2003, we implemented the Option Exchange Program by filing a Tender Offer Statement with the SEC, which allowed eligible employees a one-time opportunity to exchange options to purchase shares of the company's common stock, whether vested or unvested, which were granted under our Stock Plan, with exercise prices greater than $25 per share. The Option Exchange Program was offered from May 20, 2003 to June 18, 2003 and options to purchase approximately 26 million shares were exchanged, with an average exercise price of $51. As a result, the company issued options to purchase approximately 13.8 million shares at a weighted-average exercise price of $28 per share during the first quarter of 2004. Under the provisions of APB 25 no compensation expense has been, or will be, recognized in our consolidated statement of operations for the issuance of the replacement options.

Effective November 1, 2003, the Compensation Committee of the Board of Directors approved the LTPP for the company's executive officers. Participants in this program are entitled to receive unrestricted shares of the company's stock after the end of a three-year period, if specified performance targets are met. On November 18, 2003 the Compensation Committee approved approximately 322,000 shares to be issued to the company's executive officers. We include the dilutive impact of this program in our diluted net income per share calculation. The amount of compensation expense, using the variable accounting method pursuant to APB No. 25, was not material for the year ended October 31, 2004. The stock will be awarded in fiscal 2007, and the final award may vary as it is based on certain performance metrics. On November 16, 2004, the Compensation Committee approved approximately 419,000 shares to be issued for the company's executive officers in connection with the LTPP. The shares will be awarded in fiscal year 2008, and the final award may vary as it is based on certain performance metrics.

At October 31, 2004, shares registered and available for option and restricted stock grants were 61,945,186. Compensation expense for discounted options, stock appreciation rights and restricted stock is recognized based on the intrinsic value method defined by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Any compensation expense is recognized ratably over the associated service period, which is generally the vesting period. The compensation expense related to discounted options, stock appreciation rights and restricted stock was $4 million in 2004, $6 million in 2003 and $7 million in 2002.

The following table summarizes option activity for the years ended October 31, 2004, 2003 and 2002:

	Shares (in thousands)	Weighted Average Exercise Price
Outstanding as of October 31, 2001	63,955	$46
Granted	20,152	$25
Exercised	(1,128)	$12
Cancelled	(9,140)	$51
Outstanding as of October 31, 2002	73,839	$40
Granted	13,152	$16
Exercised	(1,768)	$12
Cancelled under Option Exchange Program	(25,882)	$51
Other Cancellations	(7,975)	$41
Outstanding as of October 31, 2003	51,366	$29
Granted	12,136	$32
Exercised	(2,859)	$19
Granted under Option Exchange Program	13,797	$28
Other Cancellations	(3,464)	$38
Outstanding as of October 31, 2004	70,976	$29

The following table summarizes options exercisable and the fair value of options granted:

	Shares (in thousands)	Weighted Average Exercise Price	Value using Black-Scholes model
Options exercisable as of October 31, 2002	31,501	$41	
Black-Scholes value of options granted during 2002			$15
Options exercisable as of October 31, 2003	26,141	$35	
Black-Scholes value of options granted during 2003			$ 9
Options exercisable as of October 31, 2004	31,023	$32	
Black-Scholes value of options granted during 2004			$14

The following table summarizes information about all options outstanding at October 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$ 0 – 15	2,093	6.0 years	$13	1,772	$13
$15.01 – 25	14,382	8.0 years	$18	4,611	$19
$25.01 – 30	31,564	7.5 years	$27	12,418	$27
$30.01 – 40	16,509	7.4 years	$34	6,084	$35
$40.01 – 50	3,586	4.5 years	$44	3,574	$44
$50 and over	2,842	5.6 years	$68	2,564	$69
	70,976		$29	31,023	$32

6. Net Income (Loss) Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented below.

	For the Years Ended October 31,		
	2004	2003	2002
	(in millions)		
Numerator:			
Income (loss) from continuing operations	$349	$(1,790)	$(1,022)
Loss from the sale of discontinued operations, net of taxes	–	–	(10)
Income (loss) before cumulative effect of accounting changes	349	(1,790)	(1,032)
Cumulative effect of adopting SFAS No. 142	–	(268)	–
Net income (loss)	$349	$(2,058)	$(1,032)
Denominators:			
Basic weighted average shares	483	473	465
Diluted weighted average shares	490	473	465

Options to purchase 41 million shares of common stock at a weighted average exercise price of $35 per share were outstanding in 2004, but were not included in the computation of diluted net income per share because the options were antidilutive for 2004. Options to purchase 51 million shares of common stock at a weighted average exercise price of $29 per share were outstanding in 2003, but were not included in the computation of diluted net loss per share because the options were antidilutive for 2003. The options, which expire no later than 2014, were still outstanding at the end of 2004. Options to purchase 74 million shares of common stock at a weighted average exercise price of $40 per share were outstanding in 2002, but were not included in the computation of diluted net loss per share because the options were antidilutive in that year.

Our senior convertible debentures were also antidilutive during 2004, 2003 and 2002. Income from continuing operations for 2004, 2003 and 2002 included approximately $35 million in interest expense associated with the senior convertible debentures. If the shares had been dilutive, then this amount would have been added back to income from operations, and approximately 36 million of shares would have been added to the weighted average number of shares for the purposes of calculating diluted income per share. See Note 16, "Senior Convertible Debentures and Lines of Credit."

7. Supplemental Cash Flow Information

Cash paid for income taxes was $149 million in 2004, $122 million in 2003 and $160 million in 2002. Cash paid for interest was approximately $36 million in 2004, $36 million in 2003 and $36 million in 2002.

Non-cash transactions in 2004 related primarily to an acquisition in October 2004. We issued approximately 772 thousand shares with an approximate value of $18 million. We issued the final block of common stock under The Legacy Plan in the amount of $23 million in 2002.

8. Inventory

	October 31,	
	2004	2003
	(in millions)	
Finished goods	$ 293	$356
Work in progress	113	85
Raw materials	620	554
	$1,026	$995

Inventory-related charges of $45 million, $11 million and $74 million were recorded in total cost of products in 2004, 2003 and 2002, respectively. We record excess and obsolete inventory charges for both inventory on our site as well as inventory at our contract manufacturers and suppliers where we have non-cancelable purchase commitments.

9. Property, Plant and Equipment, Net

	October 31	
	2004	2003
	(in millions)	
Land	$ 97	$ 106
Buildings and leasehold improvements	1,684	1,838
Software	430	404
Machinery and equipment	1,804	1,923
Total property, plant and equipment	4,015	4,271
Accumulated depreciation and amortization	(2,757)	(2,824)
	$ 1,258	$ 1,447

We have sold substantially all of our portfolio of operating leases to CIT. Equipment under operating leases was $7 million at October 31, 2004 and $10 million at October 31, 2003 and was included in machinery and equipment. Accumulated depreciation related to equipment under operating leases was $5 million at October 31, 2004 and $8 million at October 31, 2003.

We sold assets related to portions of our businesses to third parties during 2004, 2003 and 2002. Gross proceeds from these dispositions were zero in 2004 and 2003 and $31 million in 2002. (Loss) gains from the dispositions, included in other income (expense), net in the consolidated statement of operations, were ($1 million) in 2004, $5 million in 2003 and $18 million in 2002.

10. Investments

Investments in cost basis and equity method investments and securities classified as trading securities or available-for-sale were as follows at October 31, 2004 and 2003 (net book value):

	October 31	
	2004	2003
	(in millions)	
Investments in and advances to equity method investees	$ 99	$ 69
Cost method investments	64	67
Trading securities	45	36
Available-for-sale investments (original cost was $16 million)	8	8
Total	$216	$180

Cost method investments consist of non-marketable equity securities and are accounted for at historical cost. For investments where we have significant influence over the investee, the equity method of accounting is used. Agilent's proportionate share of income or loss for equity method investments is recorded currently in earnings. Trading securities are reported at fair value, with gains or losses resulting from changes in fair value recognized currently in earnings. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, included in stockholders' equity.

All of our investments (excluding trading securities) are subject to periodic impairment review. However, the impairment analysis requires significant judgment to identify events or circumstances that would likely have significant adverse effect on the future use of the investment.

Charges related to other than temporary impairments were $15 million for 2004, $15 million in 2003 and $9 million in 2002. These impairment charges were recorded in other income (expense), net in the consolidated statement of operations.

Agilent's share of income (loss) from equity investments was $29 million in 2004, $5 million in 2003, and ($11 million) in 2002. Realized gains and losses on Agilent's trading securities portfolio were $5 million gain in 2004 and 2003 and $5 million loss in 2002. These amounts have been included in other income (expense), net in the consolidated statement of operations.

11. Goodwill and Other Intangible Assets

The goodwill balances as of October 31, 2004 and 2003 and the movements in the year ended October 31, 2004 for each of our reportable segments are shown in the table below:

	Test and Measurement	Automated Test	Semiconductor Products	Life Sciences and Chemical Analysis	Total
			(in millions)		
Goodwill at October 31, 2002	$ 434	$74	$85	$23	$ 616
Adoption of SFAS No. 142 goodwill impairment	(268)	–	–	–	(268)
Foreign currency translation impact	17	11	10	1	39
Goodwill arising from acquisitions	–	–	1	–	1
Goodwill at October 31, 2003	183	85	96	24	388
Foreign currency translation impact	8	3	2	–	13
Goodwill arising from acquisitions	–	5	–	16	21
Goodwill at October 31, 2004	$ 191	$93	$98	$40	$ 422

The component parts of other intangibles as of October 31, 2004 and October 31, 2003 are shown in the table below:

	Other Intangible Assets		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
		(in millions)	
As of October 31, 2004:			
Purchased technology	$143	$128	$15
Customer relationships	29	23	6
Total	$172	$151	$21
As of October 31, 2003:			
Purchased technology	$122	$110	$12
Customer relationships	23	21	2
Total	$145	$131	$14

The net book value of other intangibles includes a $5 million favorable impact related to currency during 2004. We purchased $22 million of other intangibles during 2004, which was primarily related to two acquisitions. These acquisitions also resulted in additional goodwill of $21 million. Pro-forma disclosures are not required for these acquisitions as they were immaterial.

Amortization for intangible assets was $20 million in 2004, $45 million in 2003 and $52 million in 2002. Future amortization expense related to existing intangible assets is estimated to be $8 million for 2005, $5 million for 2006, $3 million for 2007 and $5 million thereafter.

During 2003, we recognized an impairment charge pursuant to SFAS No. 144 of approximately $10 million for intangible assets (representing developed technology and customer relationships) in our test and measurement business as a result of a decline in the projected future cash flows. The impairment charge was recorded in cost of sales ($8 million) and selling, general, and administrative ($2 million) in the consolidated statement of operations.

12. Guarantees

Standard Warranty

A summary of the standard warranty accrual activity for October 31, 2004 and 2003 is shown in the table below:

	For the Years Ended October 31,	
	2004	2003
	(in millions)	
Balance at October 31, 2003 and 2002	$ 71	$ 72
Accruals for warranties issued during the period	68	70
Accruals related to pre-existing warranties (including changes in estimates)	(2)	5
Settlements made during the period	(78)	(76)
Balance at October 31, 2004 and 2003	$ 59	$ 71

Extended Warranty

Revenue for our extended warranty contracts with terms beyond one year is deferred and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred. Amounts recorded for extended warranty contracts are included in deferred revenue on the consolidated balance sheet.

	For the Year Ended October 31, 2004
	(in millions)
Balance at October 31, 2003	$ 33
Recognition of revenue	(19)
Deferral of revenue for new contracts	38
Balance at October 31, 2004	$ 52

Lease Guarantees

As of October 31, 2004, we have issued credit guarantees to CIT Group Inc. with an aggregate maximum exposure of $13 million that has been fully accrued as a component of other accrued liabilities. In addition to the credit guarantees, we gave CIT Group Inc. guarantees that could require us to repurchase individual leases if, for example, the documentation we provided to support the lease was not materially accurate. In our opinion, the fair value of these additional guarantees is not material.

We have evaluated our relationship with the CIT Group Inc. and have determined that CIT is not a variable interest entity under FIN 46.

Indemnifications to Hewlett-Packard Company

We have given multiple indemnities to Hewlett-Packard Company in connection with our activities prior to our spin-off from Hewlett-Packard for the businesses that constituted Agilent prior to the spin-off. These indemnifications cover a variety of aspects of our business, including, but not limited to, employee, tax, intellectual property and environmental matters. The agreements containing these indemnifications have been previously disclosed as exhibits to our registration statement on Form S-1 filed on August 16, 1999. In our opinion, the fair value of these indemnifications is not material.

Indemnifications to Koninklijke Philips Electronics, N.V. ("Philips")

In connection with the sale of our healthcare solutions business to Philips on August 1, 2001, we indemnified Philips for various matters, including product liability issues arising within two years of the sale agreement. In our opinion, the fair value of these indemnifications is not material.

Indemnifications to Officers and Directors

Our corporate by-laws require that we indemnify our officers and directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Agilent. In addition, we have entered into separate indemnification agreements with each director and each board-appointed officer of Agilent, which provides for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in the by-laws and the indemnification agreements. See Exhibits 3.2 and 10.6 of this document. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our by-laws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated. Historically, we have not made payments related to these obligations, and the fair value for these obligations is zero on the consolidated balance sheet as of October 31, 2004.

Other Indemnifications

As is customary in our industry and as provided for in local law in the U.S. and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense, or liability arising from various triggering events related to the sale and the use of our products and services, the use of their goods and services, the use of facilities and state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time we also provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

13. Restructuring and Asset Impairment

Summary

We currently have three restructuring plans – one initiated in the fourth quarter of 2001 (the "2001 Plan"), a second initiated in the fourth quarter of 2002 (the "2002 Plan"), and a third initiated in the first quarter of 2003 (the "2003 Plan") after it became clear that the actions taken in fiscal 2001 and fiscal 2002 would not be sufficient to return the company to profitability.

All of our plans were designed to reduce costs and expenses in order to return the company to profitability. As of the end of 2004, we have reduced our workforce by approximately 16,700 people (approximately 15,100 from involuntary terminations and approximately 1,600 from net attrition) to 28,000 employees.

Our plans to consolidate excess facilities resulted in charges for lease termination fees and losses anticipated from sub-lease agreements. We have exited more than 115 production, support and sales facilities in the U.S., Korea, Japan, U.K. and other countries, representing more than 4.6 million square feet, or about 24 percent of our worldwide property. We will continue to make lease payments on some of this space over the next five years. We lease most of these buildings from third parties, and the closures impacted all segments. In most cases, we are exiting administrative office buildings, which house sales and administrative employees. However, a small number of production facilities were closed as a result of our plans to consolidate manufacturing into fewer sites.

Actions for all plans have been focused on segments that were impacted most severely by the market downturn – primarily our test and measurement and semiconductor products businesses – but actions have also been taken to reduce the costs associated with support services such as finance, information technology, workplace services and to a lesser extent our other business segments. Cost reductions were initiated by moving manufacturing and some of our global shared services operations sites to lower cost regions, reducing the number of properties, particularly sales and administrative sites, and by reducing our workforce through involuntary terminations and selected outsourcing of manufacturing and administrative functions. Our strategy is to move towards a more variable operating cost structure.

We have executed all key actions under our 2001 Plan, although there may be changes in estimates for the consolidation of excess facilities due to changes in market conditions from those originally expected at the time the charges were recorded. Our 2002 Plan is complete. Our 2003 Plan is substantially complete, although we anticipate some charges in the first half of 2005 as we complete the Plan.

The 2001 Plan

The 2001 plan impacted the test and measurement business and the semiconductor products business and had little direct impact on the automated test and life sciences and chemical analysis businesses except as the plan related to support services reductions across all of our businesses.

We have executed all key actions under this plan, however we will continue to make lease payments over the next five years.

We continue to carry out our plan to consolidate excess facilities. During 2004 we recorded an additional $7 million in net charges and adjustments due primarily to reductions in our estimate of expected sublease income. Due to the length of some of the lease terms and the uncertainty of the real estate market, we expect to make periodic adjustments to the accrual balance to reflect changes in our estimates, and to reflect actual events as they occur.

The cost of the 2001 Plan through October 31, 2004 was $533 million: $154 million in 2001, $357 million in 2002, $15 million in 2003 and $7 million in 2004.

A summary of restructuring activity for the 2001 Plan through October 31, 2004 is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Assets, Property, Plant and Equipment	Total
		(in millions)		
Balance at October 31, 2001	$ 52	$ 20	$ 17	$ 89
Total charge	175	53	129	357
Asset impairment	–	–	(146)	(146)
Cash payments	(210)	(10)	–	(220)
Balance at October 31, 2002	17	63	–	80
Total charge and adjustment (a)	–	24	(9)	15
Asset impairment	–	–	9	9
Cash payments	(17)	(25)	–	(42)
Balance at October 31, 2003	–	62	–	62
Total charge	–	7	–	7
Cash payments	–	(26)	–	(26)
Balance at October 31, 2004	$ –	$ 43	$ –	$ 43

(a) Represents primarily changes in estimates relating to consolidation of excess facilities arising from a decline in real estate market conditions and an adjustment recorded within property, plant and equipment, net.

The 2002 Plan

On August 19, 2002, we announced our intention to further reduce our workforce by 2,500 to achieve a quarterly operating cost structure of approximately $1.6 billion. This plan primarily affected the manufacturing and field operations serving the wireline markets that are components of our test and measurement business as well as information technology support services.

Our workforce reductions impacted all regions, all expense categories and most of our segments, particularly our test and measurement and semiconductor products segments. We reduced the number of employees at production facilities that experienced declining demand, outsourced selective operations and also reduced the number of employees that provided information technology support services as we streamlined our operations with the implementation of our new information systems.

Our 2002 Plan is complete. The cost of the 2002 Plan through October 31, 2004 totaled $166 million: $117 million in 2002, $49 million in 2003 and zero in 2004.

A summary of restructuring activity for the 2002 Plan through October 31, 2004 is shown in the table below:

	Workforce Reduction	Impairment of Assets, Property, Plant and Equipment	Total
		(in millions)	
Balance at July 31, 2002	$ –	$ –	$ –
Total charge	83	34	117
Asset impairment	–	(34)	(34)
Cash payments	(15)	–	(15)
Balance at October 31, 2002	68	–	68
Total charge	44	5	49
Asset impairment	–	(5)	(5)
Cash payments	(98)	–	(98)
Balance at October 31, 2003	14	–	14
Cash payments	(14)	–	(14)
Balance at October 31, 2004	$ –	$ –	$ –

The 2003 Plan

On February 21, 2003, we announced our intention to further reduce our quarterly operational costs to a level of $1.45 billion as part of the 2003 Plan. In order to accomplish this, we announced a workforce reduction of approximately 4,000 jobs in addition to previously announced cuts.

In order to achieve the goals of the 2003 Plan we have reduced our workforce by approximately 5,800 as of October 31, 2004, primarily in our U.S. operations. Reductions were made across all businesses with significant reductions in our test and measurement and semiconductor products businesses. We continued to reduce the number of employees at production facilities and employees that provide support services across all businesses. We have also reduced the number of research and development employees as we continue to look for opportunities to align our business with available markets.

With respect to the 2003 plan, we have continued to consolidate excess facilities. We have exited administrative office buildings, research and development facilities, and moved manufacturing to lower cost regions. Our plan to consolidate excess facilities resulted in increased charges of $28 million in 2004 and $13 million in 2003 for lease termination fees and losses estimated from sub-lease agreements.

During 2004, we incurred asset impairment charges of $25 million, primarily related to a manufacturing site in California. We announced our plans to exit this site, used primarily by the test and measurement business, during the second quarter of 2004. We may incur some additional asset impairment charges upon the sale of this site. In 2003 we incurred asset impairment charges of $57 million for fixed assets primarily owned by our semiconductor products segment.

As of October 31, 2004, the cost of the 2003 Plan totaled $462 million: $308 million in 2003 and $154 million in 2004.

A summary of restructuring activity for the 2003 Plan through October 31, 2004 is shown in the table below:

	Workforce Reduction	Consolidation of Excess Facilities	Impairment of Assets, Property, Plant and Equipment	Total
	(in millions)			
Balance at October 31, 2002	$ —	$ —	$ —	$ —
Total charge	238	13	57	308
Asset impairments	—	—	(57)	(57)
Cash payments	(234)	(4)	—	(238)
Balance at October 31, 2003	4	9	—	13
Total charge	101	28	25	154
Asset impairments	—	—	(25)	(25)
Cash payments	(84)	(14)	—	(98)
Balance at October 31, 2004	$ 21	$ 23	$ —	$ 44

Summary information for combined plans

The restructuring accrual for all plans, which totaled $87 million as of October 31, 2004 and $89 million as of October 31, 2003, is recorded in other accrued liabilities on the consolidated balance sheet and represents estimated future cash outlays. Lease payments are expected over the next five years. Other payments, primarily severance, are expected within a one-year period.

A summary of the statement of operations impact of the charges resulting from all restructuring plans is shown below.

	Years Ended October 31,		
	2004	2003	2002
	(in millions)		
Cost of products and services	$ 54	$111	$210
Research and development	16	66	56
Selling, general and administrative	91	195	208
Total restructuring and asset impairment charges	$161	$372	$474

14. Retirement Plans and Post-retirement Benefits

General. Substantially all of our employees are covered under various defined benefit and/or defined contribution plans. Additionally, we sponsor post-retirement health care benefits and a death benefit under the Agilent Survivor Protection Plan for our eligible U.S. employees.

Retirement, deferred profit-sharing, and post-retirement plans. Worldwide costs included in net income (loss) from continuing operations were $142 million in 2004, $187 million in 2003 and $122 million in 2002.

Agilent provides U.S. employees, who meet eligibility criteria under the retirement and deferred profit-sharing plans, defined benefits which are generally based on an employee's highest five consecutive years' average pay during the years of employment and on length of service. For eligible service through October 31, 1993, the benefit payable under the Agilent Retirement Plan is reduced by any amounts due to the eligible employee under our fixed and frozen defined contribution Deferred Profit-Sharing Plan ("DPSP"), which was closed to new participants in November 1993.

As of October 31, 2004 and 2003, the status of the Agilent Retirement Plan and DPSP for U.S. Agilent Employees follows.

	Agilent Retirement Plan		DPSP	
	2004	2003	2004	2003
	(in millions)			
Fair value of plan assets	$564	$488	$847	$863
Retirement benefit obligation	$718	$660	$847	$863

Eligible employees outside the U.S. generally receive retirement benefits under various retirement plans based upon factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

401(k) defined contribution plan. Our U.S. eligible employees may participate in the Agilent Technologies, Inc. 401(k) Plan ("the 401(k) Plan"). Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) Plan, we provide matching contributions to employees up to a maximum of 4 percent of an employee's annual eligible compensation. The maximum contribution to the 401(k) Plan is 50 percent of an employee's annual eligible compensation, subject to regulatory and plan limitations. The 401(k) Plan expense included in income (loss) from continuing operations was $36 million in 2004, $41 million in 2003 and $48 million in 2002.

Post-retirement benefit plans. In addition to receiving pension benefits, our U.S. employees who meet retirement eligibility requirements as of their termination dates may participate in our Continued Group Medical or SeniorMed Plans (the "Post-retirement Medical Plans"). Our current U.S. employees could become eligible for these benefits, and the existing benefit obligation relates primarily to those employees. Once participating in a medical plan, retirees may choose from managed-care and indemnity options, with their contributions dependent on the options chosen and length of service. Our U.S. retirees are also covered by a lump sum death benefit that is part of the Agilent Survivor Protection Plan.

Plan amendments. In July 2004, the Compensation Committee of the Board of Directors approved design changes to Agilent's Post-retirement Medical Plans and the Survivor Protection Plan. In addition, the Compensation Committee delegated certain authority to the Benefits Committee to amend plans as necessary to effectuate these design changes. The existing post-65 retirees are expected to be covered by a new Medicare Supplement Plan in 2005. The Medicare Supplement Plan will supplement Medicare coverage by reimbursing Medicare Parts A and B deductibles at 100 percent after Medicare pays its portion of the retiree's expenses. No changes were made to the Post-retirement Medical Plans for current pre-65 retirees. The Post-retirement Medical Plans for certain future pre-65 retirees will be revised to establish retiree medical accounts for the benefit of such retirees, and will be funded with amounts as determined by Agilent, in lieu of the managed care and indemnity options currently offered under the Post-retirement Medical Plans.

Finally, the Agilent Survivor Protection Plan was revised to eliminate the $5,000 Retiree Survivor Benefit for all U.S. retirees who retire on or after January 1, 2005. None of these design changes had a material impact on the financial statements as of and for the year ended October 31, 2004.

Components of net periodic cost. For the years ended October 31, 2004, 2003 and 2002, our net pension and post-retirement benefit costs were comprised of:

	Pensions						U.S. Post Retirement Benefit Plans		
	U.S. Plans			Non-U.S. Plans					
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	(in millions)								
Service cost – benefits earned during the period	$ 63	$ 70	$ 83	$ 41	$ 44	$ 42	$ 12	$ 13	$ 13
Interest cost on benefit obligation	39	44	46	52	46	41	32	30	27
Expected return on plan assets	(45)	(39)	(41)	(65)	(53)	(59)	(25)	(22)	(28)
Amortization and deferrals:									
Actuarial loss (gain)	3	14	10	33	33	13	6	1	(8)
Prior service cost	1	1	1	–	–	–	(5)	–	–
Net plan costs	61	90	99	61	70	37	20	22	4
Curtailment loss (gain)	–	–	1	–	–	(1)	–	–	(41)
Settlement loss	–	–	5	–	4	7	–	–	–
Special termination benefits	–	–	–	–	1	1	–	–	–
Total net plan costs (income)	$ 61	$ 90	$105	$ 61	$ 75	$ 44	$ 20	$ 22	$(37)
Distribution of net plan costs (income):									
Continuing operations	$ 61	$ 90	$105	$ 61	$ 75	$ 44	$ 20	$ 22	$(27)
Discontinued operations	–	–	–	–	–	–	–	–	(10)
Total net plan costs (income)	$ 61	$ 90	$105	$ 61	$ 75	$ 44	$ 20	$ 22	$(37)

Measurement date. Agilent uses an October 31 measurement date for the U.S. plans and a September 30 measurement date for non-U.S. plans.

Funded status. As of October 31, 2004 and 2003, the funded status of the defined benefit and post-retirement benefit plans was:

	U.S. Defined Benefit Plans		Non-U.S. Defined Benefit Plans		U.S. Post Retirement Benefit Plans	
	2004	2003	2004	2003	2004	2003
	(in millions)					
Change in fair value of plan assets:						
Fair value – beginning of year	$ 488	$ 407	$ 928	$ 657	$ 290	$ 256
Actual return on plan assets	49	89	72	95	26	49
Employer contributions	63	91	83	127	–	–
Participants' contributions	–	–	6	8	–	–
Benefits paid	(40)	(100)	(36)	(35)	(16)	(15)
Transfer from DPSP	4	1	–	–	–	–
Special termination benefits	–	–	–	1	–	–
Currency impact	–	–	56	83	–	–
Curtailment/settlement impact – restructuring	–	–	–	(8)	–	–
Fair value – end of year	$ 564	$ 488	$1,109	$ 928	$ 300	$ 290
Change in benefit obligation:						
Benefit obligation – beginning of year	$ 660	$ 761	$1,095	$ 957	$ 539	$ 437
Service cost	63	70	41	44	12	13
Interest cost	39	44	52	46	32	30
Participants' contributions	–	–	6	8	–	–
Plan amendment	–	–	–	–	(123)	(25)
Actuarial (gain) loss	(9)	(88)	(37)	(8)	59	122
Benefits paid	(39)	(100)	(36)	(35)	(16)	(14)
Transfer from DPSP	4	1	–	–	–	–
Special termination benefits	–	–	–	1	–	–
Currency impact	–	–	68	102	–	–
Curtailment/settlement impact – restructuring	–	(28)	–	(20)	–	(24)
Benefit obligation – end of year	$ 718	$ 660	$1,189	$1,095	$ 503	$ 539
Plan assets less than benefit obligation	$(154)	$(172)	$ (80)	$ (167)	$(203)	$(249)
Unrecognized net actuarial loss	19	34	374	425	172	120
Unrecognized prior service cost (benefit) related to plan changes	2	3	(5)	(5)	(141)	(23)
Net (accrued) prepaid costs	$(133)	$(135)	$ 289	$ 253	$(172)	$(152)
Amounts recognized in the consolidated balance sheet consist of:						
Prepaid defined benefit plan costs	$ –	$ –	$ 290	$ 253	$ –	$ –
Accrued defined benefit plan costs	(133)	(135)	(1)	(136)	–	–
Intangible assets	–	–	–	4	–	–
Additional minimum pension liability	–	–	–	132	–	–
Accrued post-retirement benefits costs	–	–	–	–	(172)	(152)
Net (accrued) prepaid costs	$(133)	$(135)	$ 289	$ 253	$(172)	$(152)

Investment policies and strategies. Plan assets consist primarily of listed stocks and bonds. In the U.S. our Agilent Retirement Plan and post-retirement benefit assets are allocated approximately 80 percent to equities and approximately 20 percent to fixed income investments. Our DPSP assets are allocated approximately 60 percent to equities and approximately 40 percent to fixed income investments. Approximately 10 percent of our U.S. equity portfolio consists of alternative investments consisting largely of private equity partnerships. We desire to obtain the optimum rate of investment return on the total investment portfolio consistent with the assumption of a reasonable level of risk. The safety and protection of principal is a primary concern and we believe that a well-diversified investment portfolio will result in the highest attainable investment return (income plus capital appreciation) with the lowest overall risk. Specific investment objectives for the plans are: maintain and enhance the purchasing power of the plans' assets; achieve investment returns consistent with the level of risk being taken; and earn performance rates of return in accordance with the benchmarks adopted for each asset class. Outside the U.S., our assets are allocated between 50-75 percent to equities and 25-50 percent to fixed income investments depending on the plan. All plans' assets are broadly diversified.

As of October 31, 2004 and October 31, 2003, our defined benefit plans in aggregate had projected benefit obligations ("PBO") that were in excess of the fair value of the plan assets. The amounts of the obligations and assets for the plans were:

	U.S. Defined Benefit Plans October 31,		Non-U.S. Defined Benefit Plans October 31,	
	2004	2003	2004	2003
	(in millions)			
Aggregate projected benefit obligation ("PBO")	$(718)	$(660)	$(1,189)	$(1,095)
Aggregate accumulated benefit obligation ("ABO")	$(481)	$(422)	$(1,009)	$ (924)
Aggregate fair value of plan assets	$ 564	$ 488	$ 1,109	$ 928

Contributions and estimated future benefit payments. During fiscal year 2005, we expect to contribute $40 million to the Agilent Retirement Plan, $44 million to plans outside the U.S., and zero to the Post-retirement Medical Plans. We expect to pay the following benefit payments, which include expected future service.

	U.S. Defined Benefit Plans	Non-U.S. Defined Benefit Plans	U.S. Post Retirement Benefit Plans
		(in millions)	
2005	$ 37	$ 23	$ 18
2006	$ 54	$ 26	$ 20
2007	$ 54	$ 29	$ 22
2008	$ 59	$ 33	$ 24
2009	$ 65	$ 37	$ 26
2010-2014	$368	$257	$158

No additional minimum pension liability was required for 2004 due to improved investment performance and employer contributions. For 2003, an additional minimum pension liability adjustment was required for our pension plans in Germany, Japan and the United Kingdom as the accumulated benefit obligation of $439 million for those plans exceeded the $408 million of pension plan assets for those plans as of the measurement date. The $31 million difference was increased by $105 million for net prepaid pension costs for all of the affected plans and reduced by $4 million for intangible assets in the United Kingdom's plan and one of the Japanese plans, resulting in a gross additional minimum pension liability of $132 million. Of this amount, $92 million impacted accumulated comprehensive loss in 2003, offset by $40 million applied to deferred tax assets. For 2002, an additional minimum pension liability adjustment was required for our pension plans in Germany, Japan and the United Kingdom as the accumulated benefit obligation of $529 million for those plans exceeded the $441 million of pension plan assets for those plans as of the measurement date. The $88 million difference was increased by $142 million for net prepaid pension costs for all of the affected plans and reduced by $6 million for intangible assets in the United Kingdom's plan and one of the Japanese plans, resulting in a gross additional minimum pension liability of $224 million. Of this amount, $146 million impacted accumulated comprehensive loss in 2002, offset by $78 million applied to deferred tax assets.

Assumptions. The assumptions used to determine the benefit obligations and expense for our defined benefit and post-retirement benefit plans are presented in the table below. The impacts of the assumptions listed for the years 2004, 2003 and 2002 have already been recognized in our consolidated statement of operations. The assumptions for the year 2005 were used to determine the obligations presented as of October 31, 2004 in the funded status table above, and their impacts will be recognized in our consolidated statements of operations during 2005. The expected long-term return on assets of 8.50 percent is based on the historical rate of return for our chosen asset mix of equities and fixed income investments adjusted for anticipated future movements.

	Years Ended October 31,			
	2005	2004	2003	2002
U.S. defined benefit plans:				
Discount rate	5.75%	6.25%	6.75%	7.0%
Average increase in compensation levels	4.25%	4.25%	5.25%	5.5%
Expected long-term return on assets	8.50%	8.75%	8.75%	9.0%
Non-U.S. defined benefit plans:				
Discount rate	2.25-5.75%	2.0-5.5%	2.25-6.0%	2.5-6.5%
Average increase in compensation levels	2.5-4.25%	2.5-4.0%	3.5-4.25%	3.5-5.5%
Expected long-term return on assets	4.5-7.5%	5.0-7.5%	5.5-7.75%	6.5-8.5%
U.S. post-retirement benefits plans:				
Discount rate	5.75%	6.25%	6.75%	7.0%
Expected long-term return on assets	8.50%	8.75%	8.75%	9.0%
Current medical cost trend rate	10.0%	10.0%	9.0%	7.75%
Ultimate medical cost trend rate	5.0%	5.0%	5.5%	5.5%
Medical cost trend rate decreases to ultimate rate in year	2010	2009	2007	2007

Assumed health care trend rates could have a significant effect on the amounts reported for Post-retirement Medical Plans. A one percentage point change in the assumed health care cost trend rates for the year ended October 31, 2005 would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total service and interest cost components	$ 8	$ (8)
Effect on post-retirement benefit obligations	$74	$(53)

15. Other Accrued Liabilities and Other Long-Term Liabilities

Other accrued liabilities and other long-term liabilities at October 31, 2004 and 2003 were as follows:

	October 31,	
	2004	2003
	(in millions)	
Other accrued liabilities		
Accrued expenses	$ 77	$114
Restructuring	87	89
Warranty accruals	49	57
Lease guarantees	13	31
Other	35	20
Total other accrued liabilities	$261	$311
Other long-term liabilities		
Retirement plans	$303	$285
Deferred compensation	46	37
Minority interest	28	25
Warranty accruals	10	14
Other	79	56
Total other long-term liabilities	$466	$417

Our accrued vacation balance totaled $201 million and $193 million at October 31, 2004 and 2003, respectively, and is recorded in employee compensation and benefits in the consolidated balance sheet.

16. Senior Convertible Debentures and Lines of Credit

Senior convertible debentures. On November 27, 2001, we completed a private offering of $1.15 billion aggregate principal amount of three percent senior convertible debentures (the "debentures") due 2021 and generated net proceeds of $1.12 billion after deducting fees and expenses. The debentures are convertible at any time into our common stock at an initial conversion price of $32.22 per share (approximately 36 million shares), subject to adjustment (as defined in the related Indenture dated November 27, 2001). They are redeemable for cash at the company's option

Annual Report Financials

beginning at any time on or after December 6, 2004 at a price equal to 100 percent of the principal amount plus interest. Holders of the debentures have the ability to require us to repurchase the debentures, in whole or in part, on December 1 in each of 2006, 2011 and 2016. Holders also have the right to require us to repurchase all or a portion of the outstanding debentures if the company undergoes a Fundamental Change (as defined in the Indenture). The debentures bear interest at an annual rate of three percent, which is payable on June 1 and December 1 of each year beginning June 1, 2002. The interest rate will reset (as defined in the Indenture) in June 2006, June 2011 and June 2016, but in no event will it be reset below three percent or above five percent per annum. To date there have been no adjustments to the conversion price of the debentures.

Lines of credit. Effective November 1, 2002, we terminated our $250 million five-year revolving credit facility that was due to expire on November 5, 2005 and did not extend the $250 million 364-day revolving credit facility that expired on November 1, 2002. There were no balances outstanding under either facility at October 31, 2004.

17. Commitments

Operating Lease Commitments: Agilent Technologies leases certain real and personal property from unrelated third parties under non-cancelable operating leases. Future minimum lease payments under leases at October 31, 2004 were $108 million for 2005, $87 million for 2006, $67 million for 2007, $55 million for 2008, $46 million for 2009 and $ 81 million thereafter. Certain leases require Agilent Technologies to pay property taxes, insurance and routine maintenance, and include escalation clauses. Rent expense was $116 million in 2004, $126 million in 2003 and $177 million in 2002.

18. Contingencies

We are involved in lawsuits, claims, investigations and proceedings, including patent, commercial and environmental matters that arise in the ordinary course of business. There are no such matters pending that we expect to be material in relation to our business, consolidated financial condition, results of operations or cash flows.

19. Segment Information

Description of segments. We are a diversified technology company that provides enabling solutions to customers in markets within the communications, electronics, life sciences and chemical analysis industries.

We organize our business operations into four major businesses – test and measurement, automated test, semiconductor products, and life sciences and chemical analysis – each of which comprises a reportable segment. The segments were determined based primarily on how the chief operating decision maker views and evaluates our operations. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining our reportable segments.

Our four reportable segments are as follows:

- test and measurement business provides standard and customized solutions that are used in the design, development, manufacture, installation, deployment and operation of electronic equipment and systems and communications networks and services. These solutions include test and measurement instruments and systems, communications service and network monitoring, management, and optimization tools and software design tools and associated services;

- automated test business provides test system solutions that are used in the manufacture of semiconductor devices, electronics (primarily printed circuit-board assemblies) and flat panel displays. Our test solutions enable electronics designers and manufacturers to shorten the design-to-production cycle, lower manufacturing cost of test, confirm the functional quality of their devices and of their manufacturing processes, and accelerate the high-volume delivery of their products;
- semiconductor products business is a leading supplier of semiconductor components, modules and assemblies for consumer and commercial electronics applications. We design, develop and manufacture products for the networking and personal systems markets. Our networking products include fiber optic transceivers for sending and receiving data over high-speed networks and ICs for enterprise storage and networking; and
- life sciences and chemical analysis business provides application-focused solutions that include instruments, software, consumables and services that enable customers to identify, quantify and analyze the physical and biological properties of substances and products. Our seven key product categories include: microarrays, microfluidics, gas chromatography, liquid chromatography, mass spectrometry, software and informatics, and related consumables, reagents and services.

Segment revenue and profit. The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, "Summary of Significant Accounting Policies."

A significant portion of the segments' expenses arise from shared services and infrastructure that we have historically provided to the segments in order to realize economies of scale and to efficiently use resources. These expenses, collectively called corporate charges, include costs of centralized research and development, legal, accounting, employee benefits, real estate, insurance services, information technology services, treasury and other corporate infrastructure expenses. Charges are allocated to the segments and the allocations have been determined on a basis that we considered to be a reasonable reflection of the utilization of services provided to or benefits received by the segments.

The following tables reflect the results of our reportable segments under our management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the U.S. The performance of each segment is measured based on several metrics, including income (loss) from operations. These results are used, in part, by the chief operating decision maker in evaluating the performance of, and in allocating resources to, each of the segments.

The profitability of each of the segments is measured after excluding amortization of goodwill, amortization and impairment of other intangibles, restructuring and asset impairment charges and other items as noted in the reconciliation below.

	Test and Measurement	Automated Test	Semiconductor Products	Life Sciences and Chemical Analysis	Total Segments
			(in millions)		
Year Ended October 31, 2004:					
Total net revenue	$2,903	$924	$2,021	$1,333	$7,181
Income from operations	$ 219	$ 66	$ 166	$ 192	$ 643
Depreciation Expense	$ 103	$ 30	$ 94	$ 39	$ 266
Year Ended October 31, 2003:					
Total net revenue	$2,529	$755	$1,586	$1,186	$6,056
(Loss) income from operations	$ (315)	$ (34)	$ (59)	$ 148	$ (260)
Depreciation Expense	$ 128	$ 30	$ 118	$ 35	$ 311
Year Ended October 31, 2002:					
Total net revenue	$2,612	$706	$1,559	$1,133	$6,010
(Loss) income from operations	$ (710)	$ (70)	$ (115)	$ 140	$ (755)
Depreciation Expense	$ 121	$ 30	$ 176	$ 30	$ 357

The following table reconciles segment results to Agilent's total enterprise results from continuing operations before taxes:

	Years Ended October 31,		
	2004	2003	2002
		(in millions)	
Total reportable segments' income (loss) from operations	$ 643	$(260)	$ (755)
Amortization of goodwill	–	–	(326)
Amortization and impairment of intangibles	(20)	(55)	(52)
Restructuring and asset impairment	(161)	(372)	(474)
Other asset impairment	(15)	(15)	(13)
Retirement plans net curtailment and settlement (loss) gain	–	(5)	19
Unallocated corporate charges and other	(7)	17	54
Income (loss) from continuing operations before taxes, as reported	$ 440	$(690)	$(1,547)
Depreciation and amortization expense:			
Total reportable segments' depreciation	$ 266	$ 311	$ 357
Corporate amortization expense	26	51	378
Total depreciation and amortization expense, as reported	$ 292	$ 362	$ 735

Major customers. No customer represented 10 percent or more of our total net revenue in 2004, 2003 or 2002.

During 2004, we changed the basis by which segment assets are measured and reported to the chief operating decision maker to include allocated corporate assets, the largest component of which relates to deferred tax assets before the valuation adjustment. Unallocated assets primarily consist of cash and cash equivalents, accumulated amortization of goodwill and other intangibles, the valuation allowance relating to deferred tax assets and other assets. The following table reflects the updated measure of segment assets, capital expenditures and investments in equity-method investees and capital expenditures directly managed by each segment. All amounts have been reclassified to conform to the current period presentation:

	Test and Measurement	Automated Test	Semiconductor Products	Life Sciences and Chemical Analysis	Total Segments
			(in millions)		
As of October 31, 2004:					
Assets	$2,148	$718	$1,434	$725	$5,025
Capital expenditures	$ 43	$ 14	$ 47	$ 14	$ 118
Investments in and advances to equity-method investees	$ 23	$ –	$ 103	$ –	$ 126
As of October 31, 2003:					
Assets	$2,268	$804	$1,420	$680	$5,172
Capital expenditures	$ 85	$ 23	$ 70	$ 27	$ 205
Investments in and advances to equity-method investees	$ 25	$ –	$ 75	$ –	$ 100

The following table reconciles segment assets to Agilent's total assets:

	October 31	
	2004	2003
	(in millions)	
Total reportable segments' assets	$5,025	$5,172
Cash and cash equivalents	2,315	1,607
Other	(284)	(482)
Total assets	$7,056	$6,297

Geographic Information

	United States	Japan	Rest of the World	Total
		(in millions)		
Net revenue:				
Year ended October 31, 2004	$2,213	$834	$4,134	$7,181
Year ended October 31, 2003	$2,203	$657	$3,196	$6,056
Year ended October 31, 2002	$2,355	$597	$3,058	$6,010
Long-lived assets:				
October 31, 2004	$ 936	$240	$ 830	$2,006
October 31, 2003	$1,030	$270	$ 654	$1,954

QUARTERLY SUMMARY
(Unaudited)

	Three Months Ended			
	January 31	April 30	July 31	October 31
	(in millions, except per share data)			
2004	(1)	(2)	(3)	(4)
Net revenue	$ 1,643	$ 1,831	$ 1,885	$ 1,822
Cost of products and services and other	904	1,023	1,089	1,042
Income from operations	79	111	107	89
Net income	$ 71	$ 104	$ 100	$ 74
Net income per share:				
Basic	$ 0.15	$ 0.22	$ 0.21	$ 0.15
Diluted	$ 0.14	$ 0.21	$ 0.20	$ 0.15
Weighted average shares used in computing net income per share:				
Basic	480	481	485	486
Diluted	490	495	491	490
Range of stock prices on NYSE	$24.97-38.80	$26.91-37.62	$22.63-29.68	$19.51-25.31
2003	(5)	(6)	(7)	(8)
Net revenue	$ 1,412	$ 1,467	$ 1,502	$ 1,675
Cost of products and services and other	880	958	951	961
Income (loss) from operations	(256)	(335)	(190)	56
Income (loss) from continuing operations	(112)	(146)	(1,545)	13
Cumulative effect of adopting SFAS No. 142	(257)	–	(11)	–
Net income (loss)	$ (369)	$ (146)	$ (1,556)	$ 13
Net income (loss) per share – Basic and Diluted:				
Net income (loss) from continuing operations	$ (0.24)	$ (0.31)	$ (3.25)	$ 0.03
Cumulative effect of adopting SFAS No. 142	(0.54)	–	(0.03)	–
Net income (loss)	$ (0.78)	$ (0.31)	$ (3.28)	$ 0.03
Weighted average shares used in computing net income (loss) per share:				
Basic	471	471	475	476
Diluted	471	471	475	481
Range of stock prices on NYSE	$13.19-20.30	$11.30-16.82	$15.48-22.64	$20.31-26.48

NOTES:

(1) Includes pre-tax restructuring and asset impairment charges of $45 million primarily relating to severance expenses

(2) Includes pre-tax restructuring and asset impairment charges of $20 million primarily relating to severance expenses

(3) Includes pre-tax restructuring and asset impairment charges of $42 million primarily relating to severance expenses

(4) Includes pre-tax restructuring and asset impairment charges of $54 million primarily relating to severance expenses

(5) Includes pre-tax restructuring and asset impairment charges of $42 million primarily relating to severance expenses

(6) Includes pre-tax restructuring and asset impairment charges of $131 million primarily relating to severance expenses

(7) Includes pre-tax restructuring and asset impairment charges of $141 million primarily relating to severance expenses and a non-cash charge to establish a tax valuation allowance of $1.4 billion

(8) Includes pre-tax restructuring and asset impairment charges of $58 million primarily relating to severance expenses

Annual Report Financials


101
580
Marin
Oakland
1
80
101
560
San Francisco
35
Oakland International Airport
101
San Francisco Bay
880
South San Francisco
South San Francisco Conference Center
Hayward
380
San Francisco International Airport
92
280
San Mateo
Fremont
1
101
El Camino Real
92
Pacific Ocean
Palo Alto
880
84
Mountain View
101
Sunnyvale
San Jose International Airport
280
San Jose

DIRECTIONS TO THE SOUTH SAN FRANCISCO CONFERENCE CENTER

From the South (San Jose)

Take Highway 101 North to the South Airport Boulevard exit (which is two miles north of the SanFrancisco International Airport). At the first stop light, drive straight across the intersection and directly into the Holiday Inn parking lot. The South San Francisco Conference Center is on the left.

From the North (San Francisco)

Take Highway 101 South to the South Airport Boulevard exit in South San Francisco. Stay to the right and turn east under the freeway overpass. Make a right at the Hungry Hunter Restaurant, onto South Airport Boulevard. The South San Francisco Conference Center is located on the left between the Ramada Inn and the Holiday Inn.

Parking

The South San Francisco Conference Center has an agreement to share parking with both neighboring hotels – the Holiday Inn to the south and the Ramada Inn to the north. Additional parking is available diagonally across the street in the lot between the Travelodge and the Best Western Grosvenor Hotel.

Printed in U.S.A. January, 2005
Printed on recycled paper with 30% post-consumer waste


Agilent Technologies

Annual Meeting of Stockholders
The South San Francisco Conference Center
255 South Airport Boulevard
South San Francisco, California
March 1, 2005 at 10 a.m.

ADMIT ONE


Agilent Technologies

Annual Meeting of Stockholders
The South San Francisco Conference Center
255 South Airport Boulevard
South San Francisco, California
March 1, 2005 at 10 a.m.

ADMIT ONE